Exhibit 10.1

Execution Copy

U.S.$150,000,000

CREDIT AGREEMENT

Dated as of November 10, 2011

among

ROSE ROCK MIDSTREAM, L.P.,

as Borrower,

THE LENDERS PARTY HERETO,

THE ISSUING BANKS PARTY HERETO,

THE ROYAL BANK OF SCOTLAND PLC,

as Administrative Agent and Collateral Agent,

RBS SECURITIES INC.,

BARCLAYS CAPITAL,

CITIGROUP GLOBAL MARKETS INC.,

DEUTSCHE BANK AG NEW YORK BRANCH and

THE BANK OF NOVA SCOTIA,

as Joint Lead Arrangers, and Joint Bookrunners

CADENCE BANK, N.A. and

UBS Loan Finance LLC,

as Co-Agents

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Exhibits and Schedules

Exhibit A	Form of Assignment and Acceptance
Exhibit B	Form of Prepayment Notice
Exhibit C	Form of Borrowing Request
Exhibit D	Form of Interest Election Request
Exhibit E	Form of Collateral Agreement
Exhibit F	Form of Solvency and Compliance Certificate
Exhibit G	Form of Revolving Note
Exhibit H	Form of Foreign Lender Tax Certificate
Exhibit I	Form of Administrative Questionnaire
Exhibit J	Form of Commodity Contracts / Swap Agreements Report
Exhibit K	Form of Secured Swap Agreements Report

Schedule 2.01	Commitments
Schedule 3.04	Governmental Approvals
Schedule 3.07(b)	Real Property Leases
Schedule 3.07(d)	Condemnation Proceedings
Schedule 3.07(f)	Subsidiaries
Schedule 3.07(g)	Subscriptions
Schedule 3.07(h)	Material Subsidiaries
Schedule 3.08(a)	Litigation
Schedule 3.12	Taxes
Schedule 3.15	Environmental Matters
Schedule 3.16	Mortgages
Schedule 3.17	Real Property
Schedule 3.20	Insurance
Schedule 6.01	Indebtedness
Schedule 6.02	Liens
Schedule 6.04	Investments
Schedule 6.07	Transactions with Affiliates
Schedule 9.01	Notice Addresses of Borrower, Administrative Agent, Issuing Banks and Lenders

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CREDIT AGREEMENT dated as of November 10, 2011 (as amended, amended and restated, supplemented or otherwise modified, this “Agreement”), among Rose Rock Midstream, L.P., a Delaware limited partnership (together with any permitted successors or assigns, the “Borrower”), the LENDERS party hereto from time to time, THE ROYAL BANK OF SCOTLAND PLC (“RBS”), as administrative agent (in such capacity, together with any successor administrative agent, the “Administrative Agent”), the ISSUING BANKS party hereto from time to time, RBS, as collateral agent (in such capacity, together with any successor collateral agent, the “Collateral Agent”), RBS SECURITIES INC., BARCLAYS CAPITAL, CITIGROUP GLOBAL MARKETS INC., DEUTSCHE BANK AG NEW YORK BRANCH and THE BANK OF NOVA SCOTIA, as joint lead arrangers and joint bookrunners (in such capacity, the “Joint Lead Arrangers”), and CADENCE BANK, N.A. and UBS LOAN FINANCE LLC, as co-agents (in such capacity, the “Co-Agents”).

W I T N E S S E T H :

WHEREAS, in order to provide for (a) the ongoing working capital expenditures of the Borrower and the Restricted Subsidiaries, (b) the issuance of Letters of Credit, (c) capital expenditures, (d) the payment of certain Restricted Payments and (e) other general corporate purposes of the Borrower and the Restricted Subsidiaries, including and the payment of transaction costs and expenses in connection with the Revolving Facility, the Borrower has requested that (i) the Lenders provide Commitments to make Loans and participate in Letters of Credit from time to time during the Availability Period and (ii) the Issuing Banks commit to issue Letters of Credit from time to time during the Availability Period, in each case, subject to the terms and conditions hereinafter set forth; and

WHEREAS, the Lenders and each Issuing Bank are willing, subject to the terms and conditions hereinafter set forth, to extend Commitments and make Loans to the Borrower and issue (or participate in) Letters of Credit, the Administrative Agent is willing to serve as administrative agent for the Lenders and as the Issuing Banks and the Collateral Agent is willing to serve as collateral agent for the Secured Parties.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings specified below:

“ABR Borrowing” shall mean a Borrowing comprised of ABR Loans.

“ABR Loan” shall mean any Loan bearing interest at a rate determined by reference to the Alternate Base Rate in accordance with the provisions of Article II.

“Account Control Agreement” shall mean, with respect to any Pledged Account, an account control agreement in form and substance reasonably acceptable to the Administrative Agent and the Collateral Agent.

“Acquisition Period” shall mean the period, if elected by the Borrower, such election to be exercised by the Borrower delivering written notice thereof to the Administrative Agent (who shall thereafter promptly notify the Lenders), from the funding date of the purchase price for any Permitted Business Acquisition hereunder to and including the earlier of (a) the last day of the third fiscal quarter ending after such funding date, and (b) the date on which the Borrower elects to terminate such Acquisition Period, such election to be exercised by the Borrower delivering notice thereof to the Administrative Agent (who shall thereafter promptly notify the Lenders); provided, that once any Acquisition Period is in effect, the next Acquisition Period may not commence until the termination of such Acquisition Period then in effect.

“Adjusted Eurodollar Rate” shall mean for any Interest Period with respect to any Eurodollar Loan, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1.00%) equal to (a) the Eurodollar Rate for such Interest Period multiplied by (b) the Statutory Reserves.

“Administrative Agent” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Administrative Agent Fee Letter” shall mean the Administrative Agent Fee Letter to be entered into by and between the Borrower and The Royal Bank of Scotland plc.

“Administrative Agent Fees” shall have the meaning assigned to such term in Section 2.12(d).

“Administrative Questionnaire” shall mean an Administrative Questionnaire in substantially the form of Exhibit I or any other form approved by the Administrative Agent.

“Affiliate” shall mean, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent Default Period” shall mean, with respect to any Agent, any time when such Agent is a Defaulting Lender and is not performing its role as such Agent hereunder and under the other Loan Documents.

“Agent Parties” shall have the meaning assigned to such term in Section 9.17(c).

“Agents” shall mean the Administrative Agent and the Collateral Agent.

“Agreed Security Principles” shall mean any grant of a Lien or provision of a guarantee by any Person that would:

(a) result in a Lien being granted over assets of such Person, the acquisition of which was financed as permitted by this Agreement and the terms of which prohibit any assets acquired with such subsidy or payment being used as collateral;

(b) include any lease, license, contract or agreement to which such Person is a party, and any of its rights or interest thereunder, if and to the extent that a security interest is prohibited by or in violation of a term, provision or condition of any such lease, license, contract or agreement (except to the extent such term, provision or condition would be rendered ineffective with respect to the creation of the security interest hereunder pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law (including the U.S. Bankruptcy Code) or principles of equity); provided however that Agreed Security Principles shall not prohibit the grant of a Lien or a provision of a guarantee at such time as the contractual prohibition shall no longer be applicable and, to the extent severable, which Lien shall attach immediately to any portion of such lease, license, contract or agreement not subject to the prohibitions specified above; provided further that the Agreed Security Principles shall not exclude any “proceeds” (as defined in the UCC) of any such lease, license, contract or agreement;

(c) result in the contravention of applicable law, unless such applicable law would be rendered ineffective with respect to the creation of the security interest hereunder pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions); provided however that Agreed Security Principles shall not prohibit the grant of a Lien or a provision of a guarantee at such time as the legal prohibition shall no longer be applicable and to the extent severable (which Lien shall attach immediately to any portion not subject to the prohibitions specified above); or

(d) result in a breach of a material agreement existing on the Closing Date and binding on such Person, subject to the requirements set forth in the proviso of Section 5.10(g); provided that this clause (d) shall only apply to the granting of Liens and not to the provision of any guarantee.

“Agreement” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“All-In-Yield” shall mean, with respect to any Loan, the weighted average yield to stated maturity of such loan based on (x) the interest rate or rates applicable thereto and giving effect to all upfront fees or other similar fees or original issue discount payable to the Lenders making such commitments or advancing such loans, and (y) to any interest rate “floor” applicable thereto, but excluding any arrangement, structuring and underwriting fees paid or payable to the Joint Lead Arrangers, in each case in their capacities as such, in connection with such loans, provided that at least one Lender is not receiving such arrangement, structuring or underwriting fees; provided, further that (a) for purposes of calculating the All-In Yield of any Incremental Commitment or Incremental Revolving Loans thereunder, original issue discount shall be equated to interest based on an assumed four-year life to maturity and (b) for purposes of calculating the All-In Yield of any loans to which an interest rate “floor” applies in connection with Section 2.20, to the extent that the Reference Rate for the effective date of the applicable amendment pursuant to which Incremental Commitment is effectuated is less than the interest rate “floor” applicable to such loan, the amount of such difference shall be added to the interest rate assumed for such loan for such date in the calculation of such All-In Yield.

“Alternate Base Rate” shall mean the greatest of (a) the rate of interest per annum determined by the Administrative Agent from time to time as its prime commercial lending rate for U.S. Dollar loans in the United States for such day (the “Prime Rate”), (b) the Federal Funds Effective Rate plus 0.50% per annum, and (c) the Adjusted Eurodollar Rate as of such date (or if such date is not a Business Day), the immediately preceding Business Day for a one-month Interest Period plus 1.00% per annum. The Prime Rate is not necessarily the lowest rate that the Administrative Agent is charging to any corporate customer. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted Eurodollar Rate shall be effective from and including the date of such change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted Eurodollar Rate, respectively.

“Applicable Foreign Subsidiary” shall mean any direct or indirect foreign subsidiary of the Borrower acquired after the Closing Date that, after giving effect to such acquisition, has (together with its subsidiaries) assets of greater than 10% of the Borrower’s consolidated assets, provided that no direct or indirect foreign subsidiary shall be an Applicable Foreign Subsidiary if (i) a guarantee by such foreign subsidiary would result in material adverse tax consequences as reasonably determined by the Borrower or (ii) any existing Indebtedness of such foreign subsidiary would prohibit the incurrence of such guarantee.

“Applicable Margin” shall mean for any day (a) for any Incremental Revolving Loan, the applicable margin per annum set forth in the joinder agreement with respect thereto and (b) with respect to any Revolving Facility Loan then outstanding, as applicable, the applicable per annum percentage set forth below under the caption “Revolving Facility ABR Loans”, or “Revolving Facility Eurodollar Loans, as applicable, based upon the Leverage Ratio as of the last date of the most recent fiscal quarter of the Borrower:

Leverage Ratio	Revolving Facility ABR Loans	Revolving Facility Eurodollar Loans
Category 1: Greater than 4.00 to 1.00	2.25%	3.25%
Category 2: Less than or equal to 4.00 to 1.00 but greater than 3.50 to 1.00	2.00%	3.00%
Category 3: Less than or equal to 3.50 to 1.00 but greater than 3.00 to 1.00	1.75%	2.75%
Category 4: Less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00	1.50%	2.50%
Category 5: Less than or equal to 2.50 to 1.00	1.25%	2.25%

For purposes of the foregoing, (i) the Leverage Ratio shall be determined as of the end of each fiscal quarter of the Borrower’s fiscal year based upon the consolidated financial information of the Borrower and the Restricted Subsidiaries delivered pursuant to

Section 5.04(a) or Section 5.04(b) (and for the period commencing on the Closing Date and continuing until a change in the Leverage Ratio shall become effective as provided in the following clause (ii), the Leverage Ratio shall be based on the Leverage Ratio as determined pursuant to the Closing Date pro forma balance sheet delivered pursuant to Section 4.02(o), and (ii) each change in the Applicable Margin resulting from a change in the Leverage Ratio shall be effective on the first Business Day after the date of delivery to the Administrative Agent of such consolidated financial information indicating such change and ending on the date immediately preceding the effective date of the next such change; provided, that the Leverage Ratio shall be deemed to be in Category 1 at the option of the Administrative Agent or the Required Lenders, at any time during which the Borrower fails to deliver the consolidated financial information when required to be delivered pursuant to Section 5.04(a) or Section 5.04(b), during the period from the expiration of the time for delivery thereof until such consolidated financial information is delivered.

Notwithstanding anything to the contrary contained above in this definition or elsewhere in this Agreement, if it is subsequently determined that the computation of the Leverage Ratio set forth in a certificate executed by a Financial Officer of the Borrower delivered to the Administrative Agent is inaccurate for any reason and the result thereof is that the Lenders received interest or fees for any period based on an Applicable Margin that is less than that which would have been applicable had the Leverage Ratio been accurately determined, then, for all purposes of this Agreement, the “Applicable Margin” for any day occurring within the period covered by such certificate of a Financial Officer of the Borrower shall retroactively be deemed to be the relevant percentage as based upon the accurately determined Leverage Ratio for such period, and any shortfall in the interest or fees theretofor paid by the Borrower for the relevant period pursuant to Section 2.12 and Section 2.13 as a result of the miscalculation of the Leverage Ratio shall be deemed to be (and shall be) due and payable under the relevant provisions of Section 2.12 or Section 2.13, as applicable, at the time the interest or fees for such period were required to be paid pursuant to said Section (and shall remain due and payable until paid in full), in accordance with the terms of this Agreement; provided, that, notwithstanding the foregoing, so long as an Event of Default described in Section 7.01(h) or (i) has not occurred with respect to the Borrower, such shortfall shall be due and payable five (5) Business Days following the determination described above.

“Approved Fund” shall have the meaning assigned to such term in Section 9.04(b).

“Asset Acquisition” shall mean any acquisition of all or substantially all of the assets of, or all of the Equity Interests (other than directors’ qualifying shares) in, a Person or division or line of business of a Person in respect of which the aggregate consideration exceeds U.S.$5.0 million.

“Asset Disposition” shall mean any sale, transfer or other disposition by the Borrower or any Restricted Subsidiary to any Person other than the Borrower or a Restricted Subsidiary to the extent otherwise permitted hereunder of any asset or group of related assets (other than inventory or other assets sold, transferred or otherwise disposed of in the ordinary course of business) in one or a series of related transactions, the gross proceeds of which (including non-cash proceeds) exceed U.S.$5.0 million.

“Assignment and Acceptance” shall mean an assignment and acceptance entered into by a Lender and an assignee, and accepted by the Administrative Agent and the Borrower (if required pursuant to Section 9.04(b)), in substantially the form of Exhibit A or such other form as shall be approved by the Administrative Agent.

“Availability Period” shall mean the period from the Closing Date to but excluding the earlier of the Maturity Date and the date of termination of the Revolving Facility Commitments.

“Available Amount” shall mean, on any date (the “Reference Date”), an amount equal at such time to the sum of, without duplication, (a) (x) 50% of Consolidated Net Income for all fiscal years of the Borrower completed after the Closing Date, plus (y) 100% of the equity contributions to and equity sales by the Borrower not otherwise applied as permitted pursuant to this Agreement plus (z) 100% of the Net Proceeds of any Unrestricted Investment to the extent such Net Proceeds are not otherwise applied as permitted pursuant to this Agreement minus (b) the aggregate amount of Investments made by the Loan Parties pursuant to Section 6.04(a), in each case, after the Closing Date and on or prior to the Reference Date from the Available Amount as of such Reference Date.

“Available Cash” has the meaning set forth in the Governing Agreement; provided that no change in the definition of Available Cash under the Governing Agreement (or any definition used therein) shall be incorporated herein without the consent of the Required Lenders if such change (i) permits any material increases in distributions by the Borrower or (ii) could reasonably be expected to be adverse to the Lenders in any material respect.

“Available Unused Commitment” shall mean, with respect to a Lender, at any time of determination, an amount equal to the amount by which (a) the Revolving Facility Commitment of such Lender at such time exceeds (b) the Revolving Facility Credit Exposure of such Lender at such time.

“BCBS” shall have the meaning assigned to such term in the definition of “Change in Law.”

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” shall have the meaning assigned to such term in the introductory paragraph to this Agreement.

“Borrower Materials” shall have the meaning assigned to such term in Section 9.17(b).

“Borrowing” shall mean a group of Loans of a single Type made on a single date to the Borrower and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect.

“Borrowing Minimum” shall mean (a) in the case of a Borrowing comprised entirely of Eurodollar Loans, U.S.$1,000,000 and, (b) in the case of a Borrowing comprised entirely of ABR Loans, U.S.$500,000.

“Borrowing Multiple” shall mean (a) in the case of a Borrowing comprised entirely of Eurodollar Loans, U.S.$500,000 and, (b) in the case of a Borrowing comprised entirely of ABR Loans, U.S.$100,000.

“Borrowing Request” shall mean a request by the Borrower in accordance with the terms of Section 2.03 and substantially in the form of Exhibit C

“Business Day” shall mean any day of the year, other than a Saturday, Sunday or other day on which banks are required or authorized to close in New York, New York, and, where used in the context of Eurodollar Loans, is also a day on which dealings are carried on in the London interbank market.

“Calculation Period” shall mean, as of any date of determination, the period of four consecutive fiscal quarters ending on such date or, if such date is not the last day of a fiscal quarter, ending on the last day of the fiscal quarter of the Borrower most recently ended prior to such date.

“Capital Lease Obligations” of any Person shall mean the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP and, for purposes hereof, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

“Cash Interest Expense” shall mean, with respect to the Borrower and the Restricted Subsidiaries on a consolidated basis for any period, Interest Expense for such period, less, for each of clauses (a), (b), (c) and (e) below, to the extent included in the calculation of such Interest Expense, the sum of (a) pay-in-kind Interest Expense or other noncash Interest Expense (including as a result of the effects of purchase accounting), (b) the amortization of any financing fees or breakage costs paid by, or on behalf of, the Borrower or any of the Restricted Subsidiaries, including such fees paid in connection with the Transactions or any amendments, waivers or other modifications of this Agreement, (c) the amortization of debt discounts, if any, or fees in respect of Swap Agreements, (d) cash interest income of the Borrower and the Restricted Subsidiaries for such period and (e) all nonrecurring cash Interest Expense consisting of liquidated damages for failure to timely comply with registration rights obligations and financing fees, all as calculated on a consolidated basis in accordance with GAAP; provided, that Cash Interest Expense shall exclude, without duplication of any exclusion set forth in clause (a), (b), (c), (d) or (e) above, annual agency fees paid to the Administrative Agent and/or the Collateral Agent and one-time financing fees or breakage costs paid in connection with the Transactions or any amendments, waivers or other modifications of this Agreement; provided further that Cash Interest Expense (i) for all Test Periods ending prior to December 31, 2011, shall be deemed to equal Cash Interest Expense for the period from November 15, 2011 through December 31, 2011 multiplied by eight (8), (ii) for the Test Period ending March 31, 2012, shall be deemed to equal Cash Interest Expense for the most recently completed two consecutive fiscal quarters ending March 31, 2012 (with the fiscal quarter ending December 31, 2011 calculated by multiplying Cash Interest Expense for the period from November 15, 2011 through December 31, 2011 by two (2)), each multiplied by two (2), and (iii) for the Test Period ending June 30,

2012, shall be deemed to equal Cash Interest Expense for the most recently completed three consecutive fiscal quarters (with the fiscal quarter ending December 31, 2011 calculated as specified in clause (ii)) ending June 30, 2012, each multiplied by four-thirds (4/3).

“Cash Management Agreement” shall mean any agreement to provide cash management services, including treasury, depository, overdraft, credit or debit card, electronic funds transfer, automated clearinghouse transfers of funds and other cash management arrangements.

“Cash Management Bank” shall mean any Person that, at the time it enters into a Cash Management Agreement, is a Lender, an Agent, or a Joint Lead Arranger or an Affiliate of a Lender, an Agent or a Joint Lead Arranger, in its capacity as a party to such Cash Management Agreement.

“Change in Control” shall mean the occurrence of any of the following: (a) a “Change in Control” with respect to the Borrower or the General Partner, as defined in any document pursuant to which Indebtedness that is Material Indebtedness has been issued, shall have occurred; (b) a majority of the seats (other than vacant seats) on the board of directors of the General Partner shall at any time be occupied by Persons who were not appointed by the Sponsor or a Permitted Holder; (c) any Person or group (within the meaning of Rule 13d-5 of the Exchange Act as in effect on the Closing Date), other than any combination of the Permitted Holders (or a single Permitted Holder), shall own beneficially (within the meaning of Rule 13d-5 of the Exchange Act as in effect on the Closing Date), directly or indirectly, in the aggregate Equity Interests representing 35% or more of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Borrower and any combination of the Permitted Holders (including a single Permitted Holder) own beneficially (as defined above), directly or indirectly, a smaller percentage of such ordinary voting power at such time than the Equity Interests owned by such other Person or group; or (d) the Permitted Holders shall fail to own beneficially (within the meaning of Rule 13d-5 of the Exchange Act as in effect on the Closing Date), directly or indirectly, in the aggregate Equity Interests representing more than 50% of (A) the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the General Partner or (B) the economic interest represented by the issued and outstanding Equity Interests of the General Partner.

“Change in Law” shall mean (a) the adoption or implementation of any treaty, law, rule or regulation after the Closing Date, (b) any change in law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Closing Date or (c) compliance by any Lender or Issuing Bank (or, for purposes of Section 2.15(b), by any lending office of such Lender or Issuing Bank or by such Lender’s or Issuing Bank’s holding company, if any) with any written request, guideline or directive (whether or not having the force of law but if not having the force of law, then being one with which the relevant party would customarily comply) of any Governmental Authority made or issued after the Closing Date; provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines or directives thereunder or issued in connection therewith shall be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued and (ii) all requests, rules, guidelines or directives concerning capital adequacy in connection with the implementation of the proposals

(referred to as Basel III) on capital and liquidity of the Basel Committee on Bank Supervision (the “BCBS”) issued in December 2009 and related publications and guidance (including the additions to and refinements of the proposals published by the BCBS in July 2010), shall be deemed to have been introduced or adopted, as applicable, after the date of this Agreement, regardless of the actual date such request, rule, guideline or directive actually goes into effect.

“Charges” shall have the meaning assigned to such term in Section 9.09.

“Closing Date” shall mean the date (which shall be a Business Day) on which the conditions set forth in Article IV shall have been satisfied or waived by the Administrative Agent and the Required Lenders.

“Closing Date Real Property” shall mean any Material Real Property owned by the Borrower or any other Loan Party on the Closing Date.

“Co-Agent” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” shall mean all the “Collateral” as defined in any Security Document and shall also include all “Mortgaged Property.”

“Collateral Agent” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Collateral Agreement” shall mean the Guarantee and Collateral Agreement, as amended, supplemented or otherwise modified from time to time, substantially in the form of Exhibit E, among the Borrower, each Guarantor and the Collateral Agent, and any other guarantee and collateral agreement that may be executed after the Closing Date in favor of, and in form and substance acceptable to, the Collateral Agent.

“Collateral and Guarantee Requirement” shall mean the requirement that:

(a) on the Closing Date, the Collateral Agent shall have received from each Loan Party a counterpart of the Collateral Agreement, duly executed and delivered on behalf of such Loan Party granting the Collateral Agent a first priority security interest in (subject only to Permitted Liens) substantially all of the assets (other than Excluded Assets) owned by the Loan Parties;

(b) on the Closing Date, the Collateral Agent shall be the beneficiary of a pledge of all the issued and outstanding Equity Interests of all Material Subsidiaries of the Borrower owned by each Loan Party (except, in each case, to the extent that a pledge of such Equity Interests is not permitted under Section 9.21) and the Collateral Agent shall have received all certificates or other instruments (if any) representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto endorsed in blank, or shall have otherwise received a security interest over such Equity Interests satisfactory to the Collateral Agent;

(c) in the case of any Person that becomes a Loan Party after the Closing Date, the Collateral Agent shall have received a supplement to the Collateral Agreement, in the form specified therein, duly executed and delivered on behalf of such Loan Party;

(d) with respect to any Equity Interests acquired by any Loan Party after the Closing Date, all such outstanding Equity Interests directly owned by a Loan Party or any Person that becomes a Subsidiary Loan Party after the Closing Date shall have been pledged in accordance with the Collateral Agreement to the extent permitted under Section 9.21, and the Collateral Agent shall have received all certificates or other instruments (if any) representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto endorsed in blank, or shall have otherwise received a security interest over such Equity Interests satisfactory to the Collateral Agent;

(e) (i) all Indebtedness of the Borrower and each Subsidiary of the Borrower that is owing to any Loan Party shall have been pledged in accordance with the Collateral Agreement, (ii) all Indebtedness of the Borrower and each Subsidiary of the Borrower having an aggregate principal amount in excess of U.S.$5.0 million that is owing to any Loan Party shall be evidenced by a promissory note or an instrument and (iii) the Collateral Agent shall have, in respect of all such Indebtedness of the Borrower and each Subsidiary of the Borrower having an aggregate principal amount in excess of U.S.$5.0 million (in each case, other than intercompany current liabilities incurred in the ordinary course of business in connection with the cash management or similar operations of the Borrower and its Subsidiaries), received originals of all such promissory notes or instruments, together with note powers or other instruments of transfer with respect thereto endorsed in blank;

(f) all documents and instruments, required by law or reasonably requested by the Collateral Agent to be executed, filed, registered or recorded to create the Liens intended to be created by the Security Documents (in each case, including any supplements thereto) and perfect such Liens, including UCC financing statements, to the extent required by, and with the priority required by, the Security Documents or reasonably requested by the Collateral Agent, shall have been filed, registered or recorded or delivered to the Collateral Agent for filing, registration or recording concurrently with, or promptly following, the execution and delivery of each such Security Document;

(g) each Loan Party shall have obtained all consents and approvals required to be obtained by it in connection with the execution and delivery of all Security Documents (or supplements thereto) to which it is a party and the granting by it of the Liens thereunder and the performance of its obligations thereunder, subject in each case, for the avoidance of doubt, to the exceptions and qualifications to such Liens and/or obligations contained herein and in such Security Documents or supplements thereto;

(h) the Collateral Agent shall receive from the applicable Loan Parties (w) with respect to the Cushing Tank Farm and Platteville Station, within thirty (30) days following the Closing Date, (x) with respect to the Closing Date Real Property listed on Schedule 3.16, within ninety (90) days following the Closing Date, (y) with respect to any other Closing Date Real Property, sixty (60) days following the Closing Date, and (z) in the case of Material Real Property acquired after the Closing Date or Real Property that becomes Material Real Property after the Closing Date and is required to be subject to a Mortgage pursuant to Section 5.10(a) or Section 5.10(b), in each case prior to the date required pursuant to Section 5.10(b), the following documents and instruments that constitute Collateral:

(i) a Mortgage duly authorized and executed, in form for recording in the applicable recording office for such Mortgaged Property to be encumbered, in favor of the Collateral Agent, for its benefit and the benefit of the Secured Parties, together with such other instruments as shall be necessary or appropriate (in the reasonable judgment of the Collateral Agent) to create a Lien under applicable law, all of which shall be in form and substance reasonably satisfactory to Collateral Agent, which Mortgage and other instruments shall be, upon recordation in the applicable recording office, effective to create and/or maintain a first priority Lien on such Mortgaged Property subject to no Liens other than Permitted Encumbrances and Prior Liens;

(ii) policies or certificates of insurance of the type required by Section 5.02 (to the extent customary and obtainable at commercially reasonable rates after the use of commercially reasonable efforts);

(iii) evidence of flood insurance to the extent required by Section 5.02(c), in form and substance reasonably satisfactory to Administrative Agent, it being understood that in any event the items required pursuant to this clause (iii) shall be required to be delivered prior to or on the day on which Mortgages are delivered pursuant to clause (i) above with respect to each Mortgaged Property; and

(iv) all such other items as shall be reasonably necessary in the opinion of counsel to the Lenders to create a valid and perfected first priority mortgage Lien on such Mortgaged Property, subject only to Permitted Encumbrances and Prior Liens. Without limiting the generality of the foregoing, the Administrative Agent shall have received, on behalf of itself, the Collateral Agent, the Lenders, and each Issuing Bank, an opinion of local counsel for the Loan Parties in each state in which the Mortgaged Property is located, with respect to the enforceability and validity of the Mortgages and any related fixture filings in form and substance reasonably satisfactory to the Administrative Agent;

(i) (i) with respect to any Pledged Account existing on the Closing Date, the Collateral Agent shall have received from each applicable Loan Party, depositary bank and counterparty to the applicable Commodity Contract a counterpart of an Account Control Agreement, duly executed and delivered on behalf of such Loan Party, depositary bank and counterparty within thirty (30) days after the Closing Date, and (ii) with respect to any Pledged Account into which cash or Permitted Investments are deposited pursuant to Section 6.02(l) after the Closing Date, such Pledged Account shall be subject to an Account Control Agreement in favor of the Collateral Agent; and

(j) with the exception of the Account Control Agreements to be delivered pursuant to clause (i) above and the requirements set forth in clause (h) above, with respect to each of the items identified in this definition of “Collateral and Guarantee Requirement” that are required to be delivered on a date after the Closing Date, the Administrative Agent may extend such date in its sole discretion by up to ninety (90) days.

Notwithstanding the foregoing provisions of this definition or anything in this Agreement or any other Loan Document to the contrary, (a) Liens required to be granted from time to time pursuant to the term “Collateral and Guarantee Requirement” (i) shall be subject to exceptions and limitations set forth in the Security Documents and (ii) shall not contravene the Agreed Security Principles or Section 9.21, (b) in no event shall control agreements or other control or similar arrangements be required with respect to deposit accounts or securities accounts, other than as provided in clause (i) above and in Section 5.10(f), (c) in no event shall bailee letters, landlord waivers or similar consents or waivers be required, (d) in no event shall any mortgages be required to be delivered with respect to any leased Real Property or leasehold interests of any Loan Party and (e) in no event shall the Collateral include any Excluded Assets.

“Commitment Fee” shall have the meaning assigned to such term in Section 2.12(a).

“Commitment Fee Differential” shall have the meaning assigned to such term in Section 2.20(a).

“Commitment Letter” shall mean that certain Commitment Letter dated November 10, 2011, by and among the Borrower, RBS Securities Inc., as Joint Lead Arranger and Joint Bookrunner, and The Royal Bank of Scotland plc, as the initial Lender.

“Commitments” shall mean (a) with respect to any Lender, such Lender’s Revolving Facility Commitment (including any Incremental Commitment) and (b) with respect to each Issuing Bank, its Revolving L/C Commitment.

“Commodity” shall mean natural gas, natural gas liquids, crude oil, refined petroleum products (including heating oil, diesel, gasoline, kerosene, jet fuel and propane) and any other product or by-product of any of the foregoing, rights to transmit, transport, store or process any of the foregoing, or any other energy commodities that are of the type which are purchased, sold or otherwise traded in physical, futures, forward or over-the-counter markets.

“Commodity Account” shall have the meaning assigned to such term in Section 9-102 of the UCC.

“Commodity Contract” shall mean (a) a contract for the purchase, sale, transfer, exchange or repurchase of any Commodity, (b) contracts for making or taking delivery of Commodities that are traded on a market-recognized commodity exchange, which such contracts meet the specification and delivery requirements of futures contracts on such commodity exchange, (c) any forward commodity contracts, swaps, options, collars, caps or floor transactions, in each case based on Commodities and any combination of the foregoing or (d) a contract for the storage or transportation of any physical Commodity.

“Communications” shall have the meaning assigned to such term in Section 9.17(a).

“Consolidated Debt” at any date shall mean (without duplication) all Indebtedness consisting of Capital Lease Obligations, Indebtedness for borrowed money, Indebtedness in respect of the deferred purchase price of property or services and the principal component of all obligations, contingent or otherwise, of any Person as an account party in respect of letters of credit (including the Secured Bilateral Letters of Credit, but excluding letters of credit, bank guarantees or similar instruments in respect of which a back-to-back letter of credit has been issued under or as permitted by the Loan Documents under which no Loan Party is an account party), in each case, of the Borrower and its Restricted Subsidiaries determined on a consolidated basis on such date.

“Consolidated Net Debt” at any date shall mean Consolidated Debt of the Borrower and the Restricted Subsidiaries on such date minus cash and Permitted Investments of the Borrower and the Restricted Subsidiaries on such date, to the extent the same (a) is not being held as cash collateral (other than as Collateral for the Revolving Facility), (b) does not constitute escrowed funds for any purpose, (c) does not represent a minimum balance requirement and (d) is not subject to other restrictions on withdrawal.

“Consolidated Net Income” shall mean, for any period, the aggregate of the Net Income of the Borrower and the Restricted Subsidiaries for such period determined on a consolidated basis; provided, however, that

(a) any net after-tax extraordinary, unusual or nonrecurring gains or losses (less all fees and expenses related thereto) or income or expenses or charges (including, without limitation, any pension expense, casualty losses, severance expenses, facility closure expenses, system establishment costs, mobilization expenses that are not reimbursed in an amount not to exceed U.S.$2.5 million and other restructuring expenses, benefit plan curtailment expenses, bankruptcy reorganization claims, settlement and related expenses and fees, expenses or charges related to any offering of Equity Interests of the Borrower or any Restricted Subsidiaries, any Investment, acquisition or disposition (outside the ordinary course of business) or incurrence of Indebtedness permitted to be incurred hereunder (in each case, whether or not successful), including all fees, expenses and charges related to the Transaction), in each case, shall be excluded; provided, that, with respect to each nonrecurring item excluded pursuant to this clause (a), the Borrower shall have delivered to the Administrative Agent a certificate executed by a Financial Officer specifying and quantifying such item and stating that such item is a nonrecurring item,

(b) any net after-tax income or loss from discontinued operations and any net after-tax gain or loss on disposal of discontinued operations shall be excluded,

(c) any net after-tax gain or loss (including the effect of all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the board of directors of the general partner of the Borrower) shall be excluded,

(d) any net after-tax income or loss (including the effect of all fees and expenses or charges relating thereto) attributable to the refinancing, modification of or early extinguishment of indebtedness (including any net after-tax income or loss attributable to obligations under Swap Agreements) shall be excluded,

(e) the Net Income for such period of any Person that is not a Restricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the Borrower or a Restricted Subsidiary thereof in respect of such period;

(f) Consolidated Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(g) accruals and reserves that are established within twelve months after the Closing Date and that are so required to be established in accordance with GAAP shall be excluded,

(h) any noncash expenses (including, without limitation, write-downs and impairment of property, plant, equipment, goodwill and intangibles and other long-lived assets), any noncash gains or losses on interest rate and foreign currency derivatives and any foreign currency transaction gains or losses and any foreign currency exchange translation gains or losses that arise on consolidation of integrated operations shall be excluded; and

(i) any long term incentive plan accruals and any non-cash compensation expenses realized from grants of stock or unit appreciation or similar rights, stock or unit options, any restricted stock or unit plan or other rights to officers, directors and employees of the Borrower or any of its Subsidiaries shall be excluded.

“Consolidated Total Assets” shall mean, as of any date, the total assets of the Borrower and its consolidated Restricted Subsidiaries, determined in accordance with GAAP, in each case as set forth on the consolidated balance sheet of the Borrower as of such date.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and “Controlling” and “Controlled” shall have meanings correlative thereto.

“Credit Event” shall have the meaning assigned to such term in Article IV.

“Cushing Tank Farm” shall mean the Real Properties owned by SemCrude, L.P. located in Payne County, Oklahoma and identified as “Cushing Tank Farm” on Schedule 3.17.

“Default” shall mean any event or condition that upon notice, lapse of time or both would constitute an Event of Default.

“Defaulting Lender” shall mean any Lender that (a) has failed to perform any of its funding obligations under this Agreement, including (i) with respect to Loans, failed to perform such obligations within two (2) Business Days of the date when due, unless such failure is the result of such Lender’s determination, as notified by such Lender to the Administrative Agent and the Borrower in writing that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, and (ii) with respect to Letters of Credit, failed to participate in any Letters of Credit within two (2) Business Days of the date when due, (b) has notified the

Borrower or the Administrative Agent that it does not intend to comply with its funding obligations under this Agreement or has made a public statement to such effect with respect to its funding obligations under this Agreement (and such notice or public statement has not been withdrawn), unless such writing or public statement relates to such Lenders’ obligation to fund a Loan hereunder, and such position is based on such Lender’s determination, as stated by such Lender in writing or public statement, that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied, (c) has failed, within three (3) Business Days after request by the Administrative Agent (whether acting on its own behalf or at the reasonable request of the Borrower (it being understood that the Administrative Agent shall comply with any such reasonable request)), to confirm to the Administrative Agent that it will comply with its funding obligations, unless the subject of a good faith dispute, (d) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three (3) Business Days of the date when due, or (e) has, or has a direct or indirect parent company that has become the subject of a proceeding under any bankruptcy or insolvency laws, or has had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment; provided, that a Lender shall not become a Defaulting Lender solely as the result of the acquisition or maintenance of an ownership interest in such Lender or its direct or indirect parent company or the exercise of control over a Lender or its direct or indirect parent company by a Governmental Authority or an instrumentality thereof.

“Deposit Account” shall have the meaning assigned to such term in Section 9-102 of the UCC.

“Domestic Subsidiary” shall mean each Subsidiary that is not a Foreign Subsidiary.

“EBITDA” shall mean, with respect to the Borrower and its Restricted Subsidiaries on a consolidated basis for any period, the Consolidated Net Income of the Borrower and its Restricted Subsidiaries for such period plus (a) the sum of (in each case without duplication and to the extent the respective amounts described in subclauses (i) through (viii) of this clause (a) reduced such Consolidated Net Income for the respective period for which EBITDA is being determined (but excluding any noncash item to the extent it represents an accrual or reserve for a potential cash charge in any future period or amortization of a prepaid cash item that was paid in a prior period)):

(i) provision for taxes based on income, profits, losses or capital of the Borrower and its Restricted Subsidiaries for such period (adjusted for the tax effect of all adjustments made to Consolidated Net Income),

(ii) Interest Expense of the Borrower and its Restricted Subsidiaries for such period (net of interest income of the Borrower and such Restricted Subsidiaries for such period) and to the extent not reflected in Interest Expense, costs of surety bonds in connection with financing activities,

(iii) depreciation, amortization (including, without limitation, amortization of intangibles and deferred financing fees) and other noncash expenses (including, without limitation write-downs and impairment of property, plant, equipment, goodwill and intangibles and other long-lived assets and the impact of purchase accounting on the Borrower and the Restricted Subsidiaries for such period),

(iv) any other noncash charges,

(v) equity earnings or losses in Affiliates unless funds have been disbursed to such Affiliates by the Borrower or any Restricted Subsidiary,

(vi) accretion of asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations and under similar requirements for any other jurisdiction;

(vii) extraordinary losses and unusual or nonrecurring cash charges, severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans; and

(viii) restructuring costs related to (A) acquisitions after the date hereof permitted under the terms of the Loan Documents and (B) closure or consolidation of facilities;

minus (b) to the extent such amounts increased such Consolidated Net Income for the respective period for which EBITDA is being determined, noncash items increasing Consolidated Net Income of the Borrower and its Subsidiaries for such period (but excluding any such items which represent the reversal in such period of any accrual of, or cash reserve for, anticipated cash charges in any prior period where such accrual or reserve is no longer required).

Notwithstanding the foregoing, (x) with respect to any period prior to the date that SemCrude, L.P. is contributed to the Borrower, EBITDA and its components shall be measured for the Borrower’s predecessor for accounting purposes instead of for the Borrower and its Restricted Subsidiaries and (y) EBITDA shall be deemed to be $14,448,000 for the fiscal quarter ended December 31, 2010, $9,181,000 for the fiscal quarter ended March 31, 2011, $8,226,000 for the fiscal quarter ended June 30, 2011 and $8,576,000 for the fiscal quarter ended September 30, 2011.

For the avoidance of doubt, and without duplication of any amounts reflected above, the calculation of EBITDA shall exclude Unrestricted Subsidiaries but shall include any distributions received by the Borrower or any other Loan Party from any Unrestricted Subsidiaries.

“Environment” shall mean ambient and indoor air, surface water and groundwater (including potable water, navigable water and wetlands), the land surface or subsurface strata or sediment, natural resources such as flora and fauna or as otherwise similarly defined in any Environmental Law.

“Environmental Claim” shall mean any and all actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, notices of liability or potential liability, investigations, proceedings, consent orders or consent agreements relating in any way to any actual or alleged violation of Environmental Law or any Release or threatened Release of, or exposure to, Hazardous Material.

“Environmental Event” shall have the meaning assigned to such term in Section 7.01(m).

“Environmental Law” shall mean, collectively, all federal, state, provincial, local or foreign laws, including common law, ordinances, regulations, rules, codes, orders, judgments or other requirements or rules of law that relate to (a) the prevention, abatement or elimination of pollution, or the protection of the Environment, natural resources or human health, or natural resource damages, and (b) the use, generation, handling, treatment, storage, disposal, Release, transportation or regulation of, or exposure to, Hazardous Materials, including the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., the Endangered Species Act, 16 U.S.C. §§ 1531 et seq., the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., the Clean Air Act, 42 U.S.C. §§ 7401 et seq., the Clean Water Act, 33 U.S.C. §§ 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., the National Environmental Policy Act, 42 U.S.C. §§ 4321 et seq., and the Emergency Planning and Community Right to Know Act, 42 U.S.C. §§ 11001 et seq., each as amended, and their foreign, state, provincial or local counterparts or equivalents.

“Equity Interests” of any Person shall mean any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, any limited or general partnership interest, any limited liability company membership interest and any unlimited liability company membership interests.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, the regulations promulgated thereunder and any successor thereto.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Borrower or any Subsidiary of the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code, or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” shall mean: (a) a Reportable Event; (b) the failure to meet the minimum funding standard of Sections 412 or 430 of the Code or Sections 302 or 303 of ERISA with respect to any Plan (whether or not waived in accordance with Section 412(c) of the Code or Section 302(c) of ERISA) or the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (c) a determination that any Plan is, or is expected to be, in “at risk” status (as defined in Section 430 of the Code or Section 303 of ERISA); (d) the incurrence by the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate of any liability under Title IV of ERISA; (e) the receipt by the Borrower, any Subsidiary of the

Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan, or to appoint a trustee to administer any Plan under Section 4042 of ERISA, or the occurrence of any event or condition which could be reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (f) a determination that any Multiemployer Plan is, or is expected to be, in “critical” or “endangered” status under Section 432 of the Code or Section 305 of ERISA; (g) the incurrence by the Borrower or any Subsidiary of the Borrower or any ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; (h) the receipt by the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower, a Subsidiary of the Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA; or (i) the occurrence of a nonexempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to result in liability to the Borrower or a Subsidiary of the Borrower.

“Eurodollar Borrowing” shall mean a Borrowing comprised of Eurodollar Loans.

“Eurodollar Loan” shall mean any Loan bearing interest at a rate determined by reference to the Adjusted Eurodollar Rate in accordance with the provisions of Article II.

“Eurodollar Rate” shall mean for any Interest Period with respect to any Eurodollar Loan:

(a) the rate per annum equal to the rate (rounded upward to the next 1/100th of 1%) determined by the Administrative Agent to be the offered rate on Reuters or such other commercially available source as may be designated by the Administrative Agent from time to time (or any successor thereto) that displays the British Bankers Association Interest Settlement Rate for deposits in U.S. Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period (or, in the case of clause (c) of the definition of Alternate Base Rate, approximately 11:00 a.m. (London time) on the date referenced in such clause (c)); or

(b) if the rate referenced in the preceding subsection (a) is not available, the rate per annum determined by the Administrative Agent as the rate of interest (rounded upward to the next 1/100th of 1%) at which deposits in U.S. Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Borrowing being made, continued or converted and with a term equivalent to such Interest Period would be offered by the Administrative Agent’s London branch to major banks in the offshore U.S. Dollar market at their request at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period (or, in the case of clause (c) of the definition of Alternate Base Rate, approximately 11:00 a.m.

“Event of Default” shall have the meaning assigned to such term in Section 7.01.

“Exchange” shall mean any exchange by Borrower or any Restricted Subsidiary of operating assets for other operating assets, in each case with a fair market value not to exceed $250,000 with respect to any single “Exchange” or series of related “Exchanges” and, subject to the last sentence of this definition, of comparable value and use to those assets being exchanged, including exchanges involving the transfer or acquisition (or both transfer and acquisition) of Equity Interests of a Person. It is understood and agreed that exchanges of the kind described above as to which a portion of the consideration paid or received is in the form of cash shall nevertheless constitute “Exchanges” for the purposes of this Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Assets” shall mean (a) Equity Interests in any Person (other than Loan Parties) to the extent a grant of a Lien in respect thereof under the Security Documents is not permitted by the terms of such Person’s organizational or joint venture documents, in each case subject to the requirements of Section 5.10(g), (b) voting Equity Interests constituting an amount greater than 65% of the voting Equity Interests of any Foreign Subsidiary or any Domestic Subsidiary substantially all of which Subsidiary’s assets consist of the Equity Interests in “controlled foreign corporations” within the meaning of Section 957 of the Code, (c) Equity Interests or other assets that are held directly by a Foreign Subsidiary, (d) any “intent to use” applications for trademark or service mark registrations filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, unless and until an “Amendment to Allege Use” or a “Statement of Use” under Section 1(c) or Section 1(d), respectively, of the Lanham Act has been filed, solely to the extent, if any, that, and solely during the period, if any, in which such a grant of a security interest therein would impair the validity or enforceability of any registration that issues from such “intent-to-use” application, (e) Equity Interests in any Unrestricted Subsidiary, (f) any of the Borrowers or the Restricted Subsidiaries’ pipelines or gathering system (including, without limitation, any trap station or scraper station)); provided that compressor and pumping stations that are owned by the Borrower and the other Loan Parties shall not constitute “Excluded Assets,” and (g) motor vehicles.

“Excluded Indebtedness” shall mean all Indebtedness permitted to be incurred under Section 6.01.

“Excluded Insurance Proceeds” shall mean the proceeds of the following insurance claims which the Borrower notifies the Administrative Agent are or are not to be applied: (i) in respect of business interruption claims to cover operating losses (including but not limited to loss of profits, operating expenses and other costs) of the Borrower in respect of which the relevant insurance claim was made; (ii) to meet a third party claim; or (iii) other insurance claims as approved by the Administrative Agent.

“Excluded Taxes” shall mean, with respect to any Agent, any Lender, any Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder, (a) income, franchise and similar taxes, in each case imposed on (or measured by) net income, net profits or overall gross receipts (in lieu of net income) by the United States of America (or any State or other subdivision thereof) or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or any jurisdiction in which such recipient has a present or former connection (other than any such connection arising solely from the Loan Documents and the transactions herein) or, in the case of any Lender or Issuing Bank, in which its applicable lending office is located, (b) any branch profits tax or any similar tax that is imposed by any jurisdiction described in clause (a) above, (c) other than in the case of an assignee pursuant to a request by a Loan Party under Section 2.19(b) any federal withholding tax imposed by the United States under the law that is in effect at the time such Agent, Lender, Issuing Bank or other recipient becomes a party to any Loan Document (or designates a new lending office), except to the extent that such Lender or Issuing Bank or other recipient (or, in the case of a Lender that becomes a Lender as a result of an assignment, its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts with respect to such withholding tax pursuant to Section 2.17(a) or Section 2.17(c), (d) any withholding taxes attributable to such Lender’s or such other recipient’s failure (other than as a result of a Change in Law) to comply with Section 2.17(e), (e) any tax imposed by reason of FATCA (other than as a result of a Change in Law), and (f) any interest, additions to tax or penalties incurred with respect to any of the foregoing.

“Extended Maturity Date” shall have the meaning assigned to such term in Section 2.23(a).

“Extension” shall have the meaning assigned to such term in Section 2.23(a).

“Extension Amendment” shall have the meaning assigned to such term in Section 2.23(e).

“Extension Offer” shall have the meaning assigned to such term in Section 2.23(a).

“Existing Letters of Credit” shall mean all letters of credit listed in the letter delivered by the Borrower pursuant to Section 4.02(x).

“FATCA” means Section 1471 through 1474 of the Code, or any amended or successor version that is substantively comparable and is not materially more onerous than such Sections as of the date hereof, and any applicable Treasury regulations or published administrative guidance promulgated thereunder.

“Federal Funds Effective Rate” shall mean, for any day, the weighted average (rounded upward, if necessary, to the next 1/100 of 1%) of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upward, if necessary, to the next 1/100 of 1%) of the quotations for the day of such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.

“Fee Letter” shall mean that certain Fee Letter dated November 10, 2011, by and among the Borrower, RBS Securities Inc., as Joint Lead Arranger and Joint Bookrunner, and The Royal Bank of Scotland plc, as the initial Lender, and, to the extent that an additional letter regarding fees payable to Incremental Lenders is entered into upon an increase of the Commitments pursuant to Section 2.20, such additional fee letter.

“Fees” shall mean the Commitment Fees, the Revolving L/C Participation Fees, the Issuing Bank Fees, the Administrative Agent Fees, and any other fees payable under the Fee Letter.

“Financial Officer” of any Person shall mean the Chief Financial Officer, principal accounting officer, Treasurer or Controller of such Person or of such Person’s managing member, or in the case of the Borrower, of the General Partner.

“Financial Performance Covenants” shall mean the covenants of the Borrower set forth in Sections 6.10 and 6.11.

“First Purchaser Lien” shall mean so-called “first purchaser” Lien, as defined in Texas Bus. & Com. Code Section 9.343, comparable laws of the states of Oklahoma, Kansas, Mississippi, Wyoming or New Mexico, or any other comparable law of any such jurisdiction or any other applicable jurisdiction.

“Flood Insurance Laws” shall have the meaning assigned to such term in Section 5.02(c).

“Foreign Lender” shall mean any Lender that is not a “United States person”, as defined in Section 7701(a)(30) of the Code.

“Foreign Subsidiary” shall mean any Subsidiary that is (a) incorporated or organized under the laws of any jurisdiction other than the United States of America, any State thereof or the District of Columbia (other than an entity that is disregarded for U.S. federal tax purposes and is a direct Subsidiary of an entity organized in the United States of America, any State thereof or the District of Columbia), or (b) any Subsidiary of a Foreign Subsidiary.

“GAAP” shall have the meaning assigned to such term in Section 1.02.

“General Partner” shall mean Rose Rock Midstream GP, L.L.C, a Delaware Limited Liability company.

“Governmental Authority” shall mean any federal, state, provincial, local or foreign court or governmental agency, authority, instrumentality or regulatory or legislative body.

“Governing Agreement” shall mean the Agreement of Limited Partnership of the Borrower, dated as of August 8, 2011, as amended, restated, supplemented or otherwise modified as permitted hereunder.

“Guarantee” of or by any Person (the “guarantor”) shall mean (a) any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness (whether arising by virtue of partnership arrangements, by agreement to keep well, to purchase assets, goods, securities or services, to take or pay or otherwise) or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness,

(ii) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment thereof, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness, (iv) entered into for the purpose of assuring in any other manner the holders of such Indebtedness of the payment thereof or to protect such holders against loss in respect thereof (in whole or in part) or (v) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness, or (b) any Lien on any assets of the guarantor securing any Indebtedness (or any existing right, contingent or otherwise, of the holder of Indebtedness to be secured by such a Lien) of any other Person, whether or not such Indebtedness is assumed by the guarantor; provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or disposition of assets permitted under this Agreement.

“Guarantor” shall mean each Subsidiary Loan Party.

“Hazardous Materials” shall mean all pollutants, contaminants, wastes, chemicals, materials, substances and constituents, including explosive or radioactive substances or petroleum or petroleum distillates or breakdown constituents, asbestos or asbestos containing materials, polychlorinated biphenyls or radon gas, of any nature, in each case, which is listed, defined, regulated as, or which can give rise to liability as hazardous or toxic (or words of similar intent and meaning) under, any Environmental Law.

“Improvements” shall have the meaning assigned to such term in the Mortgages.

“Increased Amount Date” shall have the meaning assigned to such term in Section 2.20(a).

“Incremental Commitments” shall have the meaning assigned to such term in Section 2.20(a).

“Incremental Lender” shall have the meaning assigned to such term in Section 2.20(a).

“Incremental Revolving Facility” shall mean the Incremental Commitments and the extensions of credit made by the Incremental Lenders pursuant to Section 2.20.

“Incremental Revolving Loans” shall have the meaning assigned to such term in Section 2.20(a).

“Indebtedness” of any Person shall mean, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than trade liabilities and intercompany liabilities incurred in the ordinary course of business and maturing within 365 days after the incurrence thereof), (e) all guarantees by such Person of Indebtedness of others, (f) all Capital Lease Obligations of such Person, (g) all payments that such Person would have to make in the event of an early termination, on the date Indebtedness of such Person is being determined, in respect of outstanding Swap Agreements (such payments in respect of any Swap Agreement with a counterparty being calculated subject to and in accordance with any netting provisions in such Swap Agreement), (h) the principal component of all obligations, contingent or otherwise, of such Person (i) as an account party in respect of letters of credit (other than any letters of credit, bank guarantees or similar instrument in respect of which a back-to-back letter of credit has been issued under or permitted by the Loan Documents) and (ii) in respect of banker’s acceptances. The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner, other than to the extent that the instrument or agreement evidencing such Indebtedness expressly limits the liability of such Person in respect thereof.

“Indemnified Taxes” shall mean all Taxes which arise from the transactions contemplated in, or otherwise with respect to, this Agreement, other than Excluded Taxes and Other Taxes.

“Indemnitee” shall have the meaning assigned to such term in Section 9.05(b).

“Information” shall have the meaning assigned to such term in Section 3.13(a).

“Information Memorandum” shall mean the Confidential Information Memorandum dated October 7, 2011, as modified or supplemented prior to the Closing Date.

“Insurance Proceeds” shall mean the proceeds of any insurance claim except for Excluded Insurance Proceeds received in connection with damage or loss of the Borrower’s or its Restricted Subsidiaries’ assets in excess of U.S.$5.0 million, after deducting costs and expenses incurred by the Borrower in relation to the relevant claim.

“Interest Coverage Ratio” shall mean the ratio, for the period of four fiscal quarters ended on, or if such date of determination is not the end of a fiscal quarter, most recently prior to the date on which such determination is to be made of (a) EBITDA to (b) Cash Interest Expense; provided, that to the extent any Asset Disposition or any Asset Acquisition (or any similar transaction or transactions for which a waiver or a consent of the Required Lenders pursuant to Section 6.04 or 6.05 has been obtained) or incurrence or repayment of Indebtedness in excess of U.S.$7.5 million in the aggregate (excluding normal fluctuations in revolving Indebtedness incurred for working capital purposes) has occurred during the relevant Test Period, the Interest Coverage Ratio shall be determined for the respective Test Period on a Pro Forma Basis for such occurrences.

“Interest Election Request” shall mean a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.07, in substantially the form of Exhibit D.

“Interest Expense” shall mean, with respect to any Person for any period, the sum of (a) gross interest expense of such Person for such period on a consolidated basis, including (i) the amortization of debt discounts, (ii) the amortization of all fees (including fees with respect to Swap Agreements) payable in connection with the incurrence of Indebtedness to the extent included in interest expense, (iii) the portion of any payments or accruals with respect to Capital Lease Obligations allocable to interest expense, and (iv) redeemable preferred stock dividend expenses, and (b) capitalized interest of such Person. For purposes of the foregoing, gross interest expense shall be determined after giving effect to any net payments made or received and costs incurred by the Borrower and its Restricted Subsidiaries with respect to Swap Agreements.

“Interest Payment Date” shall mean (a) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Borrowing with an Interest Period of more than three months’ duration, each day that would have been an Interest Payment Date had successive Interest Periods of three months’ duration been applicable to such Borrowing and, in addition, the date of any refinancing or conversion of such Borrowing with or to a Borrowing of a different Type and, (b) with respect to any ABR Loan, the last Business Day of each calendar quarter.

“Interest Period” shall mean, as to any Borrowing consisting of a Eurodollar Loan, the period commencing on the date of such Borrowing or on the last day of the immediately preceding Interest Period applicable to such Borrowing, as applicable, and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is 1, 2, 3 or 6 months thereafter (or any other period that all of the Lenders are willing and able to offer), as the Borrower may elect, or the date any Eurodollar Borrowing is converted to an ABR Borrowing in accordance with Section 2.07 or repaid or prepaid in accordance with Section 2.09, 2.10 or 2.11; provided, that, (a) if any Interest Period for a Eurodollar Loan would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period, and (c) no Interest Period shall extend beyond the Maturity Date. Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period.

“Investment” shall have the meaning assigned to such term in Section 6.04.

“Issuing Bank” shall mean Barclays Capital and the other Lenders designated pursuant to Section 2.05(k), in each case, in its capacity as an issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.05(i), provided that the aggregate available amount of all Letters of Credit issued by Barclays Capital shall not exceed its Revolving L/C Commitment (exclusive of any increase due to an Incremental Revolving Facility) and it shall only be required to issue standby letters of credit. An Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“Issuing Bank Fees” shall have the meaning assigned to such term in Section 2.12(c).

“Joint Lead Arrangers” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Lender” shall mean each financial institution listed on Schedule 2.01 (and any foreign branch of such Lender), as well as any Person (other than a natural person) that becomes a “Lender” hereunder pursuant to Section 9.04 (and any foreign branch of such Person), any Person (other than a natural person) holding outstanding Revolving Facility Loans or any Person (other than a natural person) holding outstanding Incremental Revolving Loans.

“Letter of Credit” shall mean any letter of credit issued pursuant to Section 2.05, including all extensions, renewals, supplements, amendments or other modifications thereto.

“Leverage Ratio” shall mean, on any date, the ratio of (a) Consolidated Net Debt as of such date to (b) EBITDA for the period of four consecutive fiscal quarters the Borrower most recently ended as of such date, all determined on a consolidated basis in accordance with GAAP; provided, that to the extent any Asset Disposition or any Asset Acquisition (or any similar transaction or transactions that require a waiver or a consent of the Required Lenders pursuant to Section 6.04 or Section 6.05) or incurrence or repayment of Indebtedness in excess of U.S.$7.5 million in the aggregate (excluding normal fluctuations in revolving Indebtedness incurred for working capital purposes) has occurred during the relevant Test Period, the EBITDA component of the Leverage Ratio shall be determined for the respective Test Period on a Pro-Forma Basis for such occurrences.

“Lien” shall mean, with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, encumbrance, easements, rights of way, charge or security interest in or on such asset, (b) any option, trust or preferential arrangement having the practical effect of any of the items referred to in clause (a), (c) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (d) in the case of securities (other than securities representing an interest in a joint venture that is not a Subsidiary of the Borrower), any purchase option, call or similar right of a third party with respect to such securities.

“Liquidity” shall mean the aggregate Available Unused Commitments that would be permitted to be drawn in compliance with the Financial Performance Covenants together with cash and Permitted Investments of the Borrower and the Restricted Subsidiaries on such date, to the extent the same (a) is not being held as cash collateral (other than as Collateral for the Revolving Facility (excluding cash collateral for Letters of Credit)), (b) does not constitute escrowed funds for any purpose, (c) does not represent a minimum balance requirement and (d) is not subject to other restrictions on withdrawal.

“Loan Documents” shall mean this Agreement, the Letters of Credit, the Security Documents, any promissory note issued under Section 2.09(e), the Fee Letter and the Administrative Agent Fee Letter.

“Loan Document Obligations” shall mean all amounts owing to any of the Agents, any Issuing Bank or any Lender pursuant to the terms of this Agreement or any other Loan Document, or pursuant to the terms of any Guarantee thereof, including, without limitation, with respect to any Loan or Letter of Credit, together with the due and punctual performance of all other obligations of the Borrower and each other Loan Party under or pursuant to the terms of this Agreement and the other Loan Documents, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising, and including interest and fees that accrue after the commencement by or against the Borrower and any other Loan Party or any Affiliate thereof of any proceeding under any bankruptcy or insolvency laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“Loan Party” or “Loan Parties” shall mean the Borrower and each Subsidiary Loan Party.

“Loans” shall mean the Revolving Facility Loans and the Incremental Loans.

“Margin Differential” shall have the meaning assigned to such term in Section 2.20(a).

“Margin Stock” shall have the meaning assigned to such term in Regulation U.

“Master Limited Partnership” shall mean any Person that, prior to an initial public offering of such Person’s Equity Interests, is intended to be, or, subsequent to the initial public offering of such Person’s Equity Interests, is a publicly traded limited partnership or limited liability company that is properly treated as a partnership for U.S. federal income tax purposes by virtue of meeting the requirements of Section 7704(c)(1) of the Code.

“Material Adverse Effect” shall mean (i) a materially adverse effect on the business, results of operations, properties, assets or financial condition of the Borrower and its Subsidiaries, taken as a whole, or (ii) a material impairment of the validity or enforceability of, or a material impairment of the material rights or remedies available to the Lenders, any Issuing Bank, the Administrative Agent or the Collateral Agent under, any Loan Document.

“Material Contracts” shall mean, (a) the Omnibus Agreement, (b) the agreements listed in a letter delivered to the Administrative Agent by the Borrower on the Closing Date, (c) any other agreement or instrument entered into on or after the date of this Agreement to which any Loan Party is a party and which (individually or as part of a series of related agreements and instruments with the same or affiliated counterparties, if applicable) otherwise constitutes a material agreement or material contract relating to the acquisition of, or establishment of (x) assets constituting 10% or more of the consolidated assets of the Borrower and its Restricted Subsidiaries after giving effect to such acquisition or establishment or (y) operations representing 10% or more of the anticipated consolidated revenues of the Borrower and its Restricted Subsidiaries after giving effect to such acquisition or establishment, and (d) any other material agreements or instruments related to any of the foregoing (i) to which any Loan Party is a party, and (ii) which, if terminated or cancelled, could reasonably be expected to have a Material Adverse Effect.

“Material Indebtedness” shall mean Indebtedness (other than Loans and Letters of Credit) of the Borrower or any Restricted Subsidiary in an aggregate principal amount exceeding U.S.$7.5 million.

“Material Real Property” shall mean, on any date of determination, any Real Property owned in fee (whether acquired in a single transaction or in a series of related transactions)

having a fair market value as reasonably estimated by the Borrower (including the fair market value of any improvements owned by any Loan Party and located thereon) on such date of determination exceeding U.S.$5.0 million.

“Material Subsidiary” shall mean each Restricted Subsidiary of the Borrower now existing or hereafter acquired or formed by the Borrower which, on a consolidated basis for such Restricted Subsidiary and its Subsidiaries, (i) for the applicable Calculation Period accounted for more than 2.5% of the consolidated revenues of the Borrower and its Restricted Subsidiaries or (ii) as of the last day of such Calculation Period, was the owner of more than 2.5% of the Consolidated Total Assets of the Borrower and its Restricted Subsidiaries; provided that at no time shall the total assets of all Restricted Subsidiaries of the Borrower that are not Material Subsidiaries exceed, for the applicable Calculation Period, 5% of the Consolidated Total Assets of the Borrower and its Restricted Subsidiaries.

“Maturity Date” shall mean the earlier of (a) the fifth anniversary of the Closing Date and (b) the date on which the entire outstanding principal amount of the Revolving Facility Loans, with all unpaid interest, fees, charges and costs, shall become due and payable in full hereunder, whether by acceleration or otherwise.

“Maximum Leverage Ratio” shall mean, (a) on any date of determination other than during an Acquisition Period, 4.50:1.00 and (b) on any date of determination during an Acquisition Period, 5.00:1.00.

“Maximum Rate” shall have the meaning assigned to such term in Section 9.09.

“Maximum Shared Amount” shall have the meaning assigned to such term in Section 9.23(d).

“Midstream Activities” shall mean with respect to any Person, collectively, the treatment, processing, gathering, dehydration, compression, blending, transportation, storage, transmission, marketing, buying or selling or other disposition, whether for such Person’s own account or for the account of others, of oil, natural gas, natural gas liquids or other liquid or gaseous hydrocarbons, including that used for fuel or consumed in the foregoing activities or any products of any of the foregoing; provided, that “Midstream Activities” shall in no event include the drilling, completion or servicing of oil or gas wells.

“Midstream Assets” shall mean, collectively, compressor stations, terminals, pipelines, processing facilities and storage tanks and, in each case, related personalty, now or hereafter owned by any Loan Party that are used in connection with the Midstream Activities.

“Midstream Assets Real Property Interests” shall have the meaning assigned to such term in Section 3.17(b).

“Minimum Extension Condition” shall have the meaning assigned to such term in Section 2.23(c).

“Moody’s” shall mean Moody’s Investors Service, Inc. or any successor thereto.

“Mortgaged Properties” shall mean all Real Property required hereunder to be subject to a Mortgage that is delivered pursuant to the terms of this Agreement.

“Mortgages” shall mean the mortgages, deeds of trust, assignments of leases and rents and other security documents delivered on the Closing Date, pursuant to Section 4.02(g) and the Collateral and Guarantee Requirements or, if after the Closing Date, pursuant to Section 5.10 and the Collateral and Guarantee Requirements, each as amended, supplemented or otherwise modified from time to time, with respect to Mortgaged Properties, each in form and substance reasonably satisfactory to the Collateral Agent, including all such changes as may be required to account for local law matters.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA subject to the provisions of Title IV of ERISA and in respect of which the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate is an “employer” as defined in Section 3(5) of ERISA.

“Net Income” shall mean, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Proceeds” shall mean:

(a) 100% of the cash proceeds actually received by the Borrower or any Restricted Subsidiary of the Borrower (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise and including casualty insurance settlements and condemnation awards, but only as and when received) from any loss, damage, destruction or condemnation of, or any sale, transfer or other disposition (including any sale and leaseback of assets) to any Person of any asset or assets of the Borrower or any such Subsidiary of the Borrower (other than those pursuant to Section 6.05(a), (b), (c), (e), (f), (h), (i), or (j)) net of (i) attorneys’ fees, accountants’ fees, advisors’ fees, consultants’ fees, investment banking fees, sales commissions, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, required debt payments and required payments of other obligations relating to the applicable asset (other than pursuant hereto) and any cash reserve for adjustment in respect of the sale price of such asset established in accordance with GAAP, including without limitation, pension and post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction provided, that upon termination of any such reserve, Net Proceeds are increased by the amount of funds from such reserve that are released to the Borrower or its applicable Restricted Subsidiary, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith, and (ii) Taxes paid or payable as a result thereof; provided that, if no Event of Default exists and the Borrower has delivered a certificate of a Responsible Officer of the Borrower to the Administrative Agent promptly following receipt of any such proceeds setting forth the Borrower’s intention to use any portion of such proceeds, to acquire, maintain, develop, construct, improve, upgrade or repair assets useful in the business or otherwise invest in the business of the Borrower and its Restricted Subsidiaries, or make investments pursuant to Section 6.04(j), in each case within 12 months of such receipt, such portion of such proceeds shall not constitute Net Proceeds, except to the extent (1) not so used within such 12-month period or (2) not contracted to be used within such 12-month period and not thereafter used within 180 days following such 12-month period; provided, further, that (x) no proceeds realized in a single transaction or series of related transactions of less than U.S.$5.0 million shall constitute Net Proceeds and (y) aggregate proceeds of U.S.$10.0 million in each fiscal year shall not constitute Net Proceeds, and

(b) 100% of the cash proceeds from the incurrence, issuance or sale by the Borrower or any other Loan Party of any Indebtedness (other than Excluded Indebtedness), net of all taxes and fees (including attorneys’ fees, accountants’ fees, advisors’ fees, consultants’ fees and investment banking fees), commissions (including commissions and discounts offered to underwriters), costs and other expenses, in each case incurred in connection with such issuance or sale.

For purposes of calculating the amount of Net Proceeds, fees, commissions and other costs and expenses payable to the Borrower or any of its Affiliates shall be disregarded.

“NGA” shall have the meaning assigned to such term in Section 3.08(b).

“Non-Consenting Lender” shall have the meaning assigned to such term in Section 2.19(c).

“Non-Recourse Debt” shall mean Indebtedness (a) as to which neither the Borrower nor any of its Restricted Subsidiaries (i) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (ii) is directly or indirectly liable as a guarantor or otherwise or (iii) constitutes the lender; (b) no default with respect to which (including any rights that the holders of such Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit, upon notice, lapse of time or both, any holder of any other Indebtedness of the Borrower or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and (c) (except in the case of Indebtedness of a Subsidiary acquired in a Permitted Business Acquisition which was in existence prior to the time of such acquisition, provided that such Indebtedness shall not be recourse to any property or assets of the Borrower or any Restricted Subsidiary), as to which the lenders of such Indebtedness have been notified in writing that they will not have any recourse to the Equity Interests or other Property of the Borrower or its Restricted Subsidiaries.

“Obligations” shall mean all amounts owing to any of the Agents, any Issuing Bank, any Lender or any other Secured Party pursuant to the terms of this Agreement or any other Loan Document, or to any Cash Management Bank, Specified Swap Counterparty or Secured Bilateral Letter of Credit Provider pursuant to the terms of any Secured Cash Management Agreement, Secured Swap Agreement or Secured Bilateral Letter of Credit Reimbursement Agreement, respectively, or pursuant to the terms of any Guarantee thereof, including, without limitation, with respect to any Loan, Letter of Credit, Secured Cash Management Agreement, Secured Swap Agreement or Secured Bilateral Letter of Credit Reimbursement Agreement, together with the due and punctual performance of all other obligations of the Borrower and the other Loan Parties under or pursuant to the terms of this Agreement, the other Loan Documents, any Secured Cash

Management Agreement, any Secured Swap Agreement and any Secured Bilateral Letter of Credit Reimbursement Agreement, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising, and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any bankruptcy or insolvency laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“Omnibus Agreement” shall mean the Omnibus Agreement to be entered into on or prior to the Closing Date, by and among the Borrower, the General Partner and the Sponsor.

“Other Taxes” shall mean any and all present or future stamp or documentary taxes or any other excise or property, intangible or mortgage recording taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, the Loan Documents.

“Participant” shall have the meaning assigned to such term in Section 9.04(c).

“Participant Register” shall have the meaning assigned to such term in Section 9.04(c).

“PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA.

“Perfection Certificate” shall mean a certificate in the form of Annex I to the Collateral Agreement, or any other form approved by the Collateral Agent.

“Permitted Business Acquisition” shall mean any acquisition of (including an acquisition of all or substantially all the assets of or all the Equity Interests (other than any directors’ qualifying shares)) in a Person or division or line of business of a Person, other than such acquisition of the assets of or Equity Interests in any Loan Party, if (a) such acquisition was not preceded by, or effected pursuant to, an unsolicited or hostile offer, (b) such acquired Person, division or line of business of a Person is, or is engaged in, any business or business activity conducted by the Borrower and its Subsidiaries on the Closing Date, Midstream Activities and any business or business activities incidental or related thereto, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, (c) both immediately before and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom, (d) the Borrower and its Restricted Subsidiaries shall be in compliance on a Pro Forma Basis after giving effect to such acquisition with the Financial Performance Covenants recomputed as at the last day of the most recently ended fiscal quarter for which financial statements have been delivered of the Borrower and its Restricted Subsidiaries, (e) all transactions related to such acquisition shall be consummated in accordance with applicable law, (f) immediately after giving effect thereto, Liquidity shall be greater than $20.0 million, (g) all actions (if any) required or necessary to comply with the Collateral and Guarantee Requirement (other than as may be waived, deferred, or otherwise consented to in accordance with the terms of this Agreement) with respect to such acquired assets or Equity Interests shall have been taken on or prior to the consummation of such acquisition, (h) to the extent required by Section 5.04(e), the Borrower shall have delivered to the

Administrative Agent the relevant certification, documentation and financial information for such Subsidiary or assets, and (i) any acquired or newly formed Subsidiary of the Borrower shall not be liable for any Indebtedness (except for Excluded Indebtedness).

“Permitted Encumbrances” shall mean with respect to each Real Property, Midstream Asset and Midstream Asset Real Property Interest, those Liens and other encumbrances permitted by paragraphs (b), (c), (d), (e), (h), (i), (k), (m), (r), (t), (v), (w), (x), (y), (z), (aa), (bb), (ee) or (gg) of Section 6.02.

“Permitted Holder” shall mean the Sponsor.

“Permitted Investments” shall mean:

(a) direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof, in each case with maturities not exceeding two years;

(b) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof, or any foreign country recognized by the United States of America, having capital, surplus and undivided profits in excess of U.S.$250.0 million and whose long-term debt, or whose parent holding company’s long-term debt, is rated A (or such similar equivalent rating or higher) by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act);

(c) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (a) above entered into with a bank meeting the qualifications described in clause (b) above;

(d) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Borrower) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of P-1 (or higher) according to Moody’s, or A-1 (or higher) according to S&P;

(e) securities with maturities of two years or less from the date of acquisition issued or fully guaranteed by any State, commonwealth or territory of the United States of America or by any political subdivision or taxing authority thereof, and rated at least A by S&P or A-2 by Moody’s;

(f) shares of mutual funds whose investment guidelines restrict 95% of such funds’ investments to those satisfying the provisions of clauses (a) through (e) above;

(g) money market funds that (i) comply with the criteria set forth in Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least U.S.$500.0 million; and

(h) time deposit accounts, certificates of deposit and money market deposits in an aggregate face amount not in excess of 1/2 of 1% of the total assets of the Borrower and its Restricted Subsidiaries, on a consolidated basis, as of the end of the Borrower’s most recently completed fiscal year.

“Permitted Lien” shall mean any Lien permitted to be incurred under Section 6.02.

“Permitted Refinancing Indebtedness” shall mean any Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”) the Indebtedness being Refinanced (or previous refinancings thereof constituting Permitted Refinancing Indebtedness); provided that (i) the Borrower and its Restricted Subsidiaries shall be in compliance, on a Pro Forma Basis after giving effect to such Permitted Refinancing Indebtedness, with the covenants contained in Section 6.10 recomputed as at the last day of the most recently ended fiscal quarter for which financial statements have been delivered of the Borrower and its Subsidiaries, (ii) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so Refinanced (plus unpaid accrued interest, breakage costs and premium thereon and customary fees and expenses), (iii) the average life to maturity of such Permitted Refinancing Indebtedness is greater than or equal to that of the Indebtedness being Refinanced, (iv) if the Indebtedness being Refinanced is subordinated in right of payment to the Obligations under this Agreement, such Permitted Refinancing Indebtedness shall be subordinated in right of payment to such Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being Refinanced, (v) no Permitted Refinancing Indebtedness shall have different obligors, or greater guarantees or security, than the Indebtedness being Refinanced, and (vi) if the Indebtedness being Refinanced is secured by any collateral (whether equally and ratably with, or junior to, the Secured Parties or otherwise), such Permitted Refinancing Indebtedness may be secured by such collateral (including in respect of working capital facilities of Foreign Subsidiaries otherwise permitted under this Agreement only, any collateral pursuant to after-acquired property clauses to the extent any such collateral secured the Indebtedness being Refinanced) on terms no less favorable to the Secured Parties than those contained in the documentation governing the Indebtedness being Refinanced.

“Person” shall mean any natural person, corporation, business trust, joint venture, association, company, partnership, limited liability company, individual or family trusts, or government or any agency or political subdivision thereof.

“Plan” shall mean, with respect to any Person resident in the United States, any employee pension benefit plan subject to the provisions of Title IV of ERISA or Section 412 or 430 of the Code or Section 302 of ERISA and in respect of which the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate is (or if such plan were terminated would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Platform” shall have the meaning assigned to such term in Section 9.17(b).

“Platteville Station” shall mean the Real Properties owned by SemCrude, L.P located in Walden County, Colorado and identified as “Platteville Station” on Schedule 3.17.

“Pledged Accounts” shall mean any Commodity Accounts, Deposit Accounts or Securities Accounts of any Loan Party in which any cash or Permitted Investments have been deposited pursuant to Section 6.02(l).

“Pledged Collateral”, with respect to particular Collateral, shall have the meaning assigned to such term in the Collateral Agreement applicable to such Collateral.

“primary obligor” shall have the meaning given such term in the definition of the term “Guarantee.”

“Prime Rate” shall have the meaning assigned to such term in the definition of “Alternate Base Rate.”

“Prior Liens” shall mean those Liens and other encumbrances permitted by paragraphs (a), (c), (d), (e), (f), (i), (j), (n), (o), (p), (q), (r), (dd), (ee) or (gg) of Section 6.02; provided, that licenses permitted under paragraphs (q) or (ee) of Section 6.02 shall be deemed “Prior Liens” solely to the extent that such licenses are nonexclusive.

“Pro Forma Basis” shall mean, as to any Person, for any events as described in clauses (a) and (b) below that occur subsequent to the commencement of a period for which the financial effect of such events is being calculated, and giving effect to the events for which such calculation is being made, such calculation as will give pro forma effect to such events as if such events occurred on the first day of the four consecutive fiscal quarter period ended on or before the occurrence of such event (the “Reference Period”):

(a) in making any determination of EBITDA on a Pro Forma Basis, pro forma effect shall be given to any Asset Disposition and to any Asset Acquisition (or any similar transaction or transactions that require a waiver or consent of the Required Lenders pursuant to Section 6.04 or 6.05), in each case that occurred during the Reference Period (or, unless the context otherwise requires, occurring during the Reference Period or thereafter and through and including the date upon which the respective Asset Acquisition or Asset Disposition is consummated); and

(b) in making any determination on a Pro Forma Basis, (i) all Indebtedness (including Indebtedness incurred or assumed and for which the financial effect is being calculated, whether incurred under this Agreement or otherwise, but excluding normal fluctuations in revolving Indebtedness incurred for working capital purposes) incurred or permanently repaid during the Reference Period shall be deemed to have been incurred or repaid at the beginning of such period, (ii) Interest Expense of such Person attributable to interest on any Indebtedness, for which pro forma effect is being given as provided in preceding clause (i), bearing floating interest rates shall be computed on a pro forma basis as if the rates that would have been in effect during the period for which pro forma effect is being given had been actually in effect during such periods and (iii) with respect to distributions made pursuant to Section 6.06(c), pro forma effect shall be given to the decrease in cash and Permitted Investments resulting from such distributions.

Pro forma calculations made pursuant to the definition of the term “Pro Forma Basis” shall be determined in good faith by a Responsible Officer of the Borrower and, for any fiscal period ending on or prior to the first anniversary of an Asset Acquisition or Asset Disposition (or any similar transaction or transactions that require a waiver or consent of the Required Lenders pursuant to Section 6.04 or 6.05), may include adjustments to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from such Asset Acquisition, Asset Disposition or other similar transaction, to the extent that the Borrower delivers to the Administrative Agent (A) a certificate of a Financial Officer of the Borrower setting forth such operating expense reductions and other operating improvements or synergies and (B) information and calculations supporting in reasonable detail such estimated operating expense reductions and other operating improvements or synergies.

“Projections” shall mean the projections of the Borrower and its Restricted Subsidiaries included in the Information Memorandum and any other projections and any forward-looking statements (including statements with respect to booked business) of such entities furnished to the Lenders or the Administrative Agent by or on behalf of the Borrower or any of its Restricted Subsidiaries prior to the Closing Date.

“Property” shall mean any interest in any kind of property or asset, whether real, personal or mixed, tangible or intangible.

“Public Lender” shall have the meaning assigned to such term in Section 9.17(b).

“PUHCA” shall mean the Public Utility Holding Company Act of 2005 and regulations thereunder.

“RBS” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Real Property” shall mean, collectively, all right, title and interest of the Borrower or any other Loan Party in and to any and all parcels of real property owned or leased by the Borrower or any other Loan Party together with all Improvements and appurtenant fixtures, easements and other property and rights incidental to the ownership, lease or operation thereof.

“Reference Date” shall have the meaning assigned to such term in the definition of the term “Available Amount.”

“Reference Period” shall have the meaning assigned to such term in the definition of the term “Pro Forma Basis.”

“Refinance” shall have the meaning assigned to such term in the definition of the term “Permitted Refinancing Indebtedness,” and “Refinanced” and “Refinancing” shall have a meaning correlative thereto.

“Register” shall have the meaning assigned to such term in Section 9.04(b).

“Regulation D” shall mean Regulation D of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation S-K” shall mean the Regulation S-K promulgated under the Securities Act.

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Related Parties” shall mean, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Release” shall mean any placing, spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or depositing in, into or onto the Environment.

“Remaining Present Value” shall mean, as of any date with respect to any lease, the present value as of such date of the scheduled future lease payments with respect to such lease, determined with a discount rate equal to a market rate of interest for such lease reasonably determined at the time such lease was entered into.

“Reportable Event” shall mean any reportable event as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30-day notice period has been waived, with respect to a Plan.

“Required Lenders” shall mean, at any time, Lenders having (a) Loans outstanding, (b) Revolving L/C Exposures, and (c) Available Unused Commitments, that taken together, represent more than 50% of the sum of all (i) Loans outstanding, (ii) Revolving L/C Exposures, and (iii) the total Available Unused Commitments at such time; provided, that the Loans, Revolving L/C Exposures and Commitments of, held by or deemed to be held by any Defaulting Lender shall be disregarded in determining Required Lenders at any time.

“Responsible Officer” of any Person shall mean any executive officer, Financial Officer, director, general partner, managing member or sole member of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of this Agreement.

“Restricted Payment” shall have the meaning set forth in Section 6.06.

“Restricted Subsidiary” shall mean all Subsidiaries of the Borrower that are not Unrestricted Subsidiaries.

“Revolving Facility” shall mean the Revolving Facility Commitments and the extensions of credit made hereunder by the Lenders.

“Revolving Facility Commitment” shall mean, with respect to each Lender, the commitment of such Lender to make Eurodollar Loans and ABR Loans pursuant to Section 2.01 representing the maximum aggregate permitted amount of such Lender’s Revolving Facility Credit Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.08, (b) increased from time to time pursuant to Section 2.20, (c) reduced or increased from time to time pursuant to assignments by or to such Lender under Section 9.04 and (d) otherwise modified as permitted by this Agreement. The initial amount of each Lender’s Revolving Facility Commitment is set forth on Schedule 2.01, or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Revolving Facility Commitment, as applicable. The aggregate amount of the Revolving Facility Commitments on the date hereof is U.S.$150.0 million. To the extent applicable, Revolving Facility Commitments shall include the Incremental Commitments of any Incremental Lender.

“Revolving Facility Credit Exposure” shall mean, at any time, the sum of (a) the aggregate principal amount of the Revolving Facility Loans outstanding at such time and (b) the Revolving L/C Exposure at such time. The Revolving Facility Credit Exposure of any Lender at any time shall be the sum of (a) the aggregate principal amount of such Lender’s Revolving Facility Loans outstanding at such time and (b) such Lender’s Revolving Facility Percentage of the Revolving L/C Exposure at such time.

“Revolving Facility Loan” shall mean a Loan made to the Borrower by a Lender pursuant to Section 2.01 or an Incremental Lender pursuant to Section 2.20. Each Revolving Facility Loan shall be a Eurodollar Loan or an ABR Loan.

“Revolving Facility Percentage” shall mean, with respect to any Lender, the percentage of the total Revolving Facility Commitments represented by such Lender’s Revolving Facility Commitment. If the Revolving Facility Commitments have terminated or expired, the Revolving Facility Percentages shall be determined based upon the Revolving Facility Commitments most recently in effect, giving effect to any assignments pursuant to Section 9.04.

“Revolving L/C Commitment” shall mean, with respect to each Issuing Bank, the commitment of such Issuing Bank to issue Letters of Credit pursuant to Section 2.05, as such commitment may be (a) ratably reduced from time to time upon any reduction in the Revolving Facility Commitments pursuant to Section 2.08, (b) reduced or increased from time to time pursuant to assignments by or to such Issuing Bank under Section 9.04 and (c) otherwise modified as permitted by this Agreement. The amount of each Issuing Bank’s Revolving L/C Commitment as of the Closing Date is set forth in Schedule 2.01, or in the Assignment and Acceptance pursuant to which such Issuing Bank shall have assumed its Revolving L/C Commitment, as applicable.

“Revolving L/C Disbursement” shall mean a payment or disbursement made by an Issuing Bank pursuant to a Letter of Credit, including, for the avoidance of doubt, a payment or disbursement made by an Issuing Bank pursuant to a Letter of Credit upon or following the reinstatement of such Letter of Credit.

“Revolving L/C Exposure” shall mean at any time the sum of (a) the aggregate undrawn amount of all Letters of Credit outstanding at such time and (b) the aggregate principal amount of all Revolving L/C Disbursements that have not yet been reimbursed at such time. The Revolving L/C Exposure of any Lender at any time shall mean its Revolving Facility Percentage of the aggregate Revolving L/C Exposure at such time.

“Revolving L/C Participation Fees” shall have the meaning set forth in Section 2.12(b).

“Revolving L/C Reimbursement Obligation” shall mean the Borrower’s obligation to repay Revolving L/C Disbursements as provided in Sections 2.05(e) and (f).

“Revolving L/C Sublimit” shall mean U.S.$75.0 million.

“Risk Management Policy” shall mean that certain Comprehensive Risk Management Policy, of the Borrower and its Subsidiaries to be dated on or about November 29, 2011 (as amended, restated, supplemented or otherwise modified from time to time in accordance with this Agreement).

“Risk Management Policy Amendments” shall have the meaning assigned to such term in Section 6.09(b).

“S&P” shall mean Standard & Poor’s Ratings Services, Inc., a division of The McGraw-Hill Companies, Inc.

“Sale and Lease-Back Transaction” shall have the meaning assigned to such term in Section 6.03.

“Sanctions” shall have the meaning assigned to such term in Section 3.23.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Secured Bilateral Letters of Credit” shall mean any Letters of Credit issued separately from the Revolving Facility and permitted under this Agreement, between the Borrower and any Secured Bilateral Letter of Credit Provider.

“Secured Bilateral Letter of Credit Collateral Sharing Acknowledgment” shall mean an agreement entered into among the Borrower (or other applicable Loan Party), the Collateral Agent and a Secured Bilateral Letter of Credit Provider specifying the maximum aggregate amount that such Secured Bilateral Letter of Credit Provider is entitled to receive on a pari passu basis with the principal of the Loans pursuant to Section 9.23(d) with respect to its Secured Bilateral Letter of Credit Reimbursement Agreement (as such agreement may be modified from time to time in a writing executed by the applicable Loan Party and the relevant Secured Bilateral Letter of Credit Provider and delivered to the Collateral Agent), provided that the aggregate amount that may be specified in all such Secured Bilateral Letter of Credit Collateral Sharing Acknowledgements executed by the Borrower or any such Loan Party, the Collateral Agent and all Secured Bilateral Letter of Credit Providers shall not at any time, together with the aggregate amount specified in all Swap Collateral Sharing Acknowledgements, exceed the Maximum Shared Amount.

“Secured Bilateral Letter of Credit Provider” shall mean any Person providing a Secured Bilateral Letter of Credit that has executed a Secured Bilateral Letter of Credit Collateral Sharing Acknowledgment specifying the maximum aggregate amount that it is entitled to receive on a pari passu basis with the principal of the Loans.

“Secured Bilateral Letter of Credit Reimbursement Agreement” shall mean any Letter of Credit Reimbursement Agreement permitted under this Agreement that is entered into by and between the Borrower and any Secured Bilateral Letter of Credit Provider.

“Secured Cash Management Agreement” shall mean any Cash Management Agreement that is entered into by and between any Loan Party and any Cash Management Bank.

“Secured Parties” shall have the meaning ascribed to such term in the Collateral Agreement and collectively shall mean all such parties.

“Secured Swap Agreement” shall mean any Swap Agreement permitted under this Agreement that is entered into by and between the Borrower and any Specified Swap Counterparty.

“Securities Account” shall have the meaning assigned to such term in Section 8-501 of the UCC.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Documents” shall mean the Mortgages, the Collateral Agreement, the Account Control Agreements and each of the security agreements and other instruments and documents executed and delivered pursuant to any of the foregoing, the Collateral and Guarantee Requirement or Section 5.10.

“SemGroup Credit Agreement” shall mean the Credit Agreement dated as of June 17, 2011 by and among the Sponsor, as borrower, and lenders and agents party thereto, as amended, modified or supplemented from time to time.

“Specified Swap Counterparty” shall mean any Person that, at the time it enters into a Swap Agreement, is a Lender, an Agent or a Joint Lead Arranger or an Affiliate of a Lender, an Agent or a Joint Lead Arranger, in its capacity as a party to such Swap Agreement and, in the case of a Specified Swap Counterparty that is a counterparty to a Secured Swap Agreement relating to commodities, has executed a Swap Collateral Sharing Acknowledgment with respect to any Secured Swap Agreement of such counterparty relating to commodities.

“Sponsor” shall mean SemGroup Corporation, a Delaware corporation.

“Statutory Reserves” shall mean a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board and any other banking authority, domestic or foreign, to which the Administrative Agent, any Lender or any Issuing Bank (including any branch, Affiliate or other fronting office making or holding a Loan or issuing a Letter of Credit) is subject for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D). Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to the Administrative Agent, any Lender or any Issuing Bank under such Regulation D or any comparable regulation. Statutory

Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subsidiary” shall mean, with respect to any Person (herein referred to as the “parent”), any corporation, partnership, association, joint venture, limited liability company or other business entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, directly or indirectly, owned, Controlled or held by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Borrower.

“Subsidiary Loan Party” or “Subsidiary Loan Parties” shall mean each direct or indirect Wholly Owned Subsidiary of the Borrower that (a) (i) is an Applicable Foreign Subsidiary or a Domestic Subsidiary and (ii) is a Material Subsidiary, and is not an Unrestricted Subsidiary or a Subsidiary whose guarantee of the Obligations is prohibited under Section 9.21 or (b) at the option of the Borrower executes and delivers the Collateral Agreement and otherwise satisfies the Collateral and Guarantee Requirement.

“Supplemental Collateral Agent” shall have the meaning assigned to such term in Section 8.13(a).

“Swap Agreement” shall mean any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions, provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or any of its Subsidiaries shall be a Swap Agreement.

“Swap Collateral Sharing Acknowledgment” shall mean an agreement entered into among the Borrower (or other applicable Loan Party), the Collateral Agent and a Specified Swap Counterparty specifying the maximum aggregate amount that such Specified Swap Counterparty is entitled to receive on a pari passu basis with the principal of the Loans pursuant to Section 9.23(d) with respect to its Secured Swap Agreements related to commodities (as such agreement may be modified from time to time in a writing executed by the applicable Loan Party and the relevant Specified Swap Counterparty and delivered to the Collateral Agent), provided that the aggregate amount that may be specified in all such Swap Collateral Sharing Acknowledgements executed by the Borrower or any such Loan Party, the Collateral Agent and all Specified Swap Counterparties shall not at any time exceed U.S.$15.0 million.

“Taxes” shall mean any and all present or future taxes, levies, imposts, duties (including stamp duties), deductions, charges (including ad valorem charges) or withholdings imposed by any Governmental Authority and any and all additions to tax, interest and penalties related thereto.

“Test Period” shall mean, at any date of determination, the most recently completed four consecutive fiscal quarters of the Borrower ending on or prior to such date.

“Transactions” shall mean, collectively, the transactions to occur on or prior to the Closing Date pursuant to the Loan Documents, including (a) the execution and delivery of the Loan Documents; (b) any borrowings on the Closing Date; and (c) the payment of all fees and expenses owing in connection with the foregoing.

“Type” when used in respect of any Loan or Borrowing, shall refer to the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined. For purposes hereof, the term “Rate” shall include the Adjusted Eurodollar Rate and the Alternate Base Rate.

“UCC” shall mean (a) the Uniform Commercial Code as in effect in the applicable jurisdiction and (b) certificate of title or other similar statutes relating to “rolling stock” or barges as in effect in the applicable jurisdiction.

“U.S. Bankruptcy Code” shall mean Title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.

“U.S. Dollars” or “U.S.$” shall mean the lawful currency of the United States of America.

“U.S.A. PATRIOT Act” shall have the meaning assigned to such term in Section 3.08(a).

“Unrestricted Investments” shall mean the net investment of the Borrower and its Restricted Subsidiaries in any Unrestricted Subsidiary.

“Unrestricted Subsidiary” shall mean any direct or indirect Subsidiary of the Borrower acquired or formed after the Closing Date:

(a) that has not received, is not intended to receive, and is not receiving any portion of the proceeds of any Loan except as permitted by Section 6.04 and on whose behalf no Letter of Credit has been or is intended to be issued,

(b) that is designated by the Borrower as an Unrestricted Subsidiary in a written notice provided to the Administrative Agent, which such notice includes a certification by a Responsible Officer that such proposed Unrestricted Subsidiary complies with all requirements set forth in this definition and provides appropriate evidence demonstrating such compliance,

(c) that has no Indebtedness other than Non-Recourse Debt,

(d) that, except as permitted by Section 6.07, is not party to any transaction with the Borrower or any Restricted Subsidiary,

(e) neither the Borrower nor any Restricted Subsidiary has or would have any direct or indirect obligation for any obligation or liability of such Unrestricted Subsidiary except for any guarantee permitted by each of Sections 6.01 and 6.04, and neither the Borrower nor any Restricted Subsidiary is required to maintain or preserve such Unrestricted Subsidiary’s financial condition or to cause such Person to achieve any specified levels of operating results,

(f) that (except in the case of a Subsidiary acquired in a Permitted Business Acquisition and subject to Indebtedness that will remain outstanding after such Acquisition) either is subject to customary separateness covenants and/or corresponding provisions in its organizational documents, or is not engaged in any material business; provided, that no such Subsidiary shall be required to have, and such covenants shall not include, the obligation to appoint, any independent directors, and

(g) that has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Borrower or any Restricted Subsidiary.

If, at any time, any Unrestricted Subsidiary ceases to comply with the requirements set forth in this definition, it shall immediately thereupon be deemed to be a Restricted Subsidiary for all purposes of this Agreement and the other Loan Documents, including that any Indebtedness of such Subsidiary will be deemed to have been incurred by a Restricted Subsidiary of the Borrower as of such date. The Borrower may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Borrower in an amount equal to the outstanding Indebtedness of such Unrestricted Subsidiary on such date of designation and such designation will only be permitted if (i) such Indebtedness is Excluded Indebtedness and (ii) no Default or Event of Default would be in existence upon such designation. On the date of any such designation of an Unrestricted Subsidiary as a Restricted Subsidiary, to the extent that the Collateral and Guarantee Requirement requires such redesignated Subsidiary to take certain actions or enter into certain documents, such redesignated Subsidiary shall so comply.

“Wholly Owned Subsidiary” of any Person shall mean a Subsidiary of such Person, all of the Equity Interests of which (other than directors’ qualifying shares or nominee or other similar shares required pursuant to applicable law) are owned, directly or indirectly, by such Person or any other Wholly Owned Subsidiary of such Person.

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part 1 of Subtitle E of Title IV of ERISA.

Section 1.02 Terms Generally. The definitions set forth or referred to in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to

Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Except as otherwise expressly provided herein, any reference in this Agreement to any Loan Document shall mean such document as amended, restated, supplemented or otherwise modified from time to time. Except as otherwise expressly provided herein, all financial statements to be delivered pursuant to this Agreement shall be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (“GAAP”) and all terms of an accounting or financial nature shall be construed and interpreted in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in writing between the Administrative Agent and the Borrower. Any change after the Closing Date in the accounting for lease transactions under GAAP will be disregarded for purposes of calculating Capital Lease Obligations, computing the financial covenants and determining compliance with any other covenant under the Loan Documents.

ARTICLE II

THE CREDITS

Section 2.01 Revolving Facility Commitments. Subject to the terms and conditions set forth herein, each Lender agrees to make Revolving Facility Loans, in each case from time to time during the Availability Period, comprised of Eurodollar Loans and ABR Loans to the Borrower in U.S. Dollars in an aggregate principal amount that will not result in (a) such Lender’s Revolving Facility Credit Exposure exceeding such Lender’s Revolving Facility Commitment and (b) the Revolving Facility Credit Exposure exceeding the total Revolving Facility Commitments. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Revolving Facility Loans. The Revolving Facility shall be available as ABR Loans or Eurodollar Loans.

Section 2.02 Loans and Borrowings. (a) Each Loan to the Borrower shall be made as part of a Borrowing consisting of Loans of the same Type, (i) in the event of Revolving Facility Loans made by the Lenders ratably in accordance with their respective Revolving Facility Percentages on the date such Loans are made hereunder and (ii) in any other event, made by the Lenders ratably in accordance with their respective Commitments. In the event that the Borrower requests a Borrowing that, after giving effect thereto, would cause the Revolving Facility Credit Exposure to exceed the total Revolving Facility Commitments, then the request for such Borrowing shall be deemed to be reduced to an amount equal to the difference between the total Revolving Facility Commitments and the Revolving Facility Credit Exposure. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided, that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(b) Each Borrowing shall be comprised entirely of ABR Loans or Eurodollar Loans as the Borrower may request in accordance herewith.

(c) At the commencement of each Interest Period for any Eurodollar Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum; provided, that a Eurodollar Borrowing may be in an aggregate amount that is equal to the entire unused balance of the Revolving Facility Commitments or that is required to finance the reimbursement of a Revolving L/C Disbursement as contemplated by Section 2.05(e). At the time that each ABR Borrowing by the Borrower is made, such Borrowing shall be in an aggregate amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum; provided, that an ABR Borrowing may be in an aggregate amount that is equal to the entire unused balance of the Revolving Facility Commitments or that is required to finance the reimbursement of a Revolving L/C Disbursement as contemplated by Section 2.05(e). Borrowings of more than one Type may be outstanding at the same time; provided, that there shall not at any time be more than a total of ten (10) Interest Periods in respect of Borrowings outstanding under the Revolving Facility.

(d) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

Section 2.03 Requests for Borrowings. To request a Borrowing, the Borrower shall notify the Administrative Agent of such request by telephone (a) in the case of a Borrowing consisting of Eurodollar Loans, not later than 11:00 a.m., New York City time, three (3) Business Days before the date of the proposed Borrowing or (b) in the case of a Borrowing consisting of ABR Loans, not later than 10:30 a.m., New York City time, on or before the date of the proposed Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery, facsimile or email of a properly executed PDF to the Administrative Agent of a written Borrowing Request in a form approved by the Administrative Agent and signed by the Borrower. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i) the aggregate amount of the requested Borrowing;

(ii) the date of such Borrowing, which shall be a Business Day;

(iii) whether such Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing;

(iv) in the case of a Borrowing consisting of a Eurodollar Loan, the initial Interest Period to be applicable thereto; and

(v) the location and number of the Borrower’s account to which funds are to be disbursed.

If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Eurodollar Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

Section 2.04 [Reserved]

Section 2.05 Letters of Credit. (a) General. Subject to the terms and conditions set forth herein, the Borrower may request the issuance of Letters of Credit denominated in U.S. Dollars for its own account or on behalf of any Restricted Subsidiary in a form, and containing terms, acceptable to the applicable Issuing Bank, at any time and from time to time during the Availability Period and prior to the date that is five (5) Business Days prior to the Maturity Date. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement or instrument submitted by the Borrower to, or entered into by the Borrower with, an Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(b) Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal (other than an automatic renewal in accordance with clause (c) of this Section) or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or facsimile (or transmit by other electronic communication, if arrangements for doing so have been approved by the applicable Issuing Bank) to the applicable Issuing Bank and the Administrative Agent two (2) Business Days in advance of the requested date of issuance, amendment, renewal or extension, a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with clause (c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to issue, amend, renew or extend such Letter of Credit. If requested by the applicable Issuing Bank, the Borrower also shall submit a letter of credit application on such Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, (i) the Revolving Facility Credit Exposure shall not exceed the total Revolving Facility Commitments, (ii) the aggregate available amount of all Letters of Credit issued by any Issuing Bank shall not exceed such Issuing Bank’s Revolving L/C Commitment, and (iii) the aggregate available amount of all Letters of Credit shall not exceed the Revolving L/C Sublimit reduced by an amount equal to 50% of the aggregate available amount of all Secured Bilateral Letters of Credit then outstanding.

(c) Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) unless the applicable Issuing Bank agrees to a later expiration date, the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five (5) Business Days prior to the Maturity Date; provided, that any Letter of Credit with a one-year tenor may provide for the automatic renewal thereof for additional one-year periods, provided that no Default or Event of Default has occurred and is continuing (which, in no event, shall extend beyond the date referred to in clause (ii) of this clause (c)).

(d) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Revolving Facility Lenders, such Issuing Bank hereby grants to each Revolving Facility Lender, and each Revolving Facility Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Revolving Facility Lender’s Revolving Facility Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Facility Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent in U.S. Dollars such Revolving Facility Lender’s Revolving Facility Percentage of each Revolving L/C Disbursement made by such Issuing Bank not reimbursed by the Borrower on the date due as provided in clause (e) of this Section, or of any reimbursement payment required to be refunded to the Borrower for any reason. Each Revolving Facility Lender acknowledges and agrees that its obligation to acquire participations pursuant to this clause in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or Event of Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) Reimbursement. If the applicable Issuing Bank shall make any Revolving L/C Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such Revolving L/C Disbursement by paying to the Administrative Agent an amount equal to such Revolving L/C Disbursement in U.S. Dollars, not later than 3:00 p.m., New York City time, on the Business Day immediately following the date the Borrower receives notice under clause (g) of this Section of such Revolving L/C Disbursement. The Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 that such payment be financed with an ABR Loan or a Eurodollar Loan in an equivalent amount, and, in each case to the extent so financed, the Borrower’s obligation to make such payment shall be discharged and replaced by the resulting Loan or Borrowing, as applicable, provided that in the case of any Loan that is a Eurodollar Loan, such request must be made three (3) Business Days prior to such refinancing in accordance with Section 2.03 and the Borrower shall in accordance with this Section 2.05(e) reimburse such Revolving L/C Disbursement not later than 3:00 p.m., New York City time, on the Business Day immediately following the date the Borrower receives notice under clause (g) of this Section of such Revolving L/C Disbursement. If the Borrower fails to reimburse any Revolving L/C Disbursement when due, then the Administrative Agent shall promptly notify the applicable Issuing Bank and each other Revolving Facility Lender of the applicable Revolving L/C Disbursement, the payment then due from the Borrower and, in the case of a Revolving Facility Lender, such Lender’s Revolving Facility Percentage thereof. Promptly following receipt of such notice, each Revolving Facility Lender shall pay to the Administrative Agent in

U.S. Dollars its Revolving Facility Percentage of the payment then due from the Borrower, in the same manner as provided in Section 2.06 with respect to Loans made by such Lender (and Section 2.06 shall apply, mutatis mutandis, to the payment obligations of the Revolving Facility Lenders), and the Administrative Agent shall promptly pay to the applicable Issuing Bank in U.S. Dollars the amounts so received by it from the Revolving Facility Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this clause, the Administrative Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Revolving Facility Lenders have made payments pursuant to this clause to reimburse such Issuing Bank, then to such Lenders and such Issuing Bank as their interests may appear. Any payment made by a Revolving Facility Lender pursuant to this clause to reimburse an Issuing Bank for any Revolving L/C Disbursement (other than the funding of an ABR Loan or Eurodollar Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such Revolving L/C Disbursement.

(f) Obligations Absolute. The obligation of the Borrower to reimburse Revolving L/C Disbursements as provided in clause (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the applicable Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not strictly comply with the terms of such Letter of Credit or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrower’s obligations hereunder; provided, that, in each case, payment by the applicable Issuing Bank shall not have constituted gross negligence or willful misconduct as determined in a final, nonappealable judgment of a court of competent jurisdiction. Neither the Administrative Agent, the Lenders nor any Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of such Issuing Bank; provided, that the foregoing shall not be construed to excuse the applicable Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to consequential, indirect, special or punitive damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable law) suffered by the Borrower that are determined by a court having jurisdiction to have been caused by (A) such Issuing Bank’s failure to exercise reasonable care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof or (B) such Issuing Bank’s refusal to issue a Letter of Credit in accordance with the terms of this Agreement. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct as determined in a final, nonappealable judgment of a court of competent jurisdiction on the part of the applicable Issuing Bank, such Issuing Bank shall be deemed to have exercised reasonable care in each such determination and each refusal to issue a Letter of Credit. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented that appear on their face to be in substantial compliance with the terms of a Letter of Credit, the applicable Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g) Disbursement Procedures. The applicable Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. Such Issuing Bank shall promptly notify the Administrative Agent and the Borrower by telephone (confirmed by facsimile) of such demand for payment and whether such Issuing Bank has made or will make a Revolving L/C Disbursement thereunder; provided, that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse such Issuing Bank and the Revolving Facility Lenders with respect to any such Revolving L/C Disbursement.

(h) Interim Interest. If an Issuing Bank shall make any Revolving L/C Disbursement, then, unless the Borrower shall reimburse such Revolving L/C Disbursement in full on the date such Revolving L/C Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such Revolving L/C Disbursement is made to but excluding the date that the Borrower reimburses such Revolving L/C Disbursement, at the rate per annum equal to the rate per annum then applicable to ABR Loans; provided, that, if such Revolving L/C Disbursement is not reimbursed by the Borrower when due pursuant to clause (e) of this Section, then Section 2.13(c) shall apply. Interest accrued pursuant to this clause shall be for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Facility Lender pursuant to clause (e) of this Section to reimburse such Issuing Bank shall be for the account of such Revolving Facility Lender to the extent of such payment.

(i) Replacement of an Issuing Bank. An Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.12. From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of the replaced Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of such Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement but shall not be required to issue additional Letters of Credit.

(j) Cash Collateralization. If any Event of Default shall occur and be continuing, (i) in the case of an Event of Default described in Section 7.01(h) or 7.01(i), as provided in the following proviso or (ii) in the case of any other Event of Default, on the third Business Day following the date on which the Borrower receives notice from the Administrative Agent (or, if the maturity of the Loans has been accelerated, Revolving Facility Lenders with Revolving L/C Exposure representing greater than 50% of the total Revolving L/C Exposure) demanding the deposit of cash collateral pursuant to this clause, the Borrower shall deposit in an account with the Administrative Agent (or an account in the name of the Administrative Agent with another institution designated by the Administrative Agent), in the name of the Administrative Agent and for the benefit of the Lenders, an amount in cash in equal to the Revolving L/C Exposure in respect of the Borrower as of such date plus any accrued and unpaid interest; provided that, upon the occurrence of any Event of Default with respect to the Borrower described in clause (h) or (i) of Section 7.01, the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable in U.S. Dollars, without demand or other notice of any kind. The Borrower also shall deposit cash collateral pursuant to this clause as and to the extent required by Section 2.11(b). Each such deposit pursuant to this clause or pursuant to Section 2.11(b) shall be held by the Administrative Agent (or in an account in the name of the Administrative Agent with another institution designated by the Administrative Agent) as collateral for the payment and performance of the obligations of the Borrower under this Agreement and the Borrower hereby grants to the Administrative Agent and its bailees for the benefit of the Administrative Agent, each Issuing Bank and the Lenders a security interest in such deposits (including all interest thereon and all proceeds thereof) and any deposit or securities accounts in which such deposits are held to secure the repayment of the Obligations under and in connection with the Letters of Credit and all other Obligations. The Administrative Agent shall control, including the exclusive right of withdrawal, such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent in Permitted Investments and at the risk and expense of the Borrower, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse each Issuing Bank for the U.S. Dollar equivalent of Revolving L/C Disbursements for which such Issuing Bank has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the Revolving L/C Reimbursement Obligations of the Borrower for the Revolving L/C Exposure at such time or, if the maturity of the Loans to the Borrower has been accelerated (but subject to the consent of Revolving Facility Lenders with Revolving L/C Exposure representing greater than 50% of the total Revolving L/C Exposure), be applied to satisfy other obligations of the Borrower under this Agreement. If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three (3) Business Days after all Events of Default have been cured or waived. If the Borrower is required to provide an amount of cash collateral hereunder pursuant to Section 2.11(b), such amount together with interest thereon (to the extent not applied as aforesaid) shall be returned to the Borrower as and to the extent that, after giving effect to such return, the Borrower would remain in compliance with Section 2.11(b) and no Event of Default shall have occurred and be continuing.

(k) Additional Issuing Banks. From time to time, the Borrower may by notice to the Administrative Agent designate additional Lenders that agree (in their sole discretion) to act in such capacity and are reasonably satisfactory to the Administrative Agent as Issuing Banks. Each such additional Issuing Bank shall execute a counterpart of this Agreement upon the approval of the Administrative Agent (which approval shall not be unreasonably withheld) and shall thereafter be an Issuing Bank hereunder for all purposes with a Revolving L/C Commitment as agreed between such Issuing Bank and the Borrower and set forth on the counterpart signature page to this Agreement executed by such Issuing Bank.

(l) Reporting. Each Issuing Bank shall (i) provide to the Administrative Agent copies of any notice received from the Borrower pursuant to Section 2.05(b) no later than the next Business Day after receipt thereof, (ii) provide the Administrative Agent with a copy of the Letter of Credit, or the amendment, renewal or extension of the Letter of Credit, as applicable, on the Business Day on which such Issuing Bank issues, amends, renews or extends any Letter of Credit, (iii) on each Business Day on which such Issuing Bank makes any Revolving L/C Disbursement, advise the Administrative Agent of the date of such Revolving L/C Disbursement and the amount of such Revolving L/C Disbursement and (iv) furnish the Administrative Agent with such other information as the Administrative Agent shall reasonably request. If requested by any Lender, the Administrative Agent shall provide copies to such Lender of the documents referred to in clause (ii) of the preceding sentence.

(m) Existing Letters of Credit. The parties hereto acknowledge and agree that all Existing Letters of Credit are deemed to be issued under this Agreement by the applicable Issuing Bank at the request of the Borrower and shall constitute Letters of Credit hereunder for all purposes (including Section 2.05(d) and Section 2.05(e)), and no notice requesting issuance thereof shall be required hereunder. Each reference herein to the issuance of a Letter of Credit shall include any such deemed issuance. All fees accrued on the Existing Letters of Credit to but excluding the Closing Date shall be for the account of the applicable “Issuing Bank” and the “Lenders” (as those terms are used in the SemGroup Credit Agreement) as provided in the SemGroup Credit Agreement, and all fees accruing on the Existing Letters of Credit on and after the Closing Date shall be for the account of the applicable Issuing Bank thereof and the Lenders as provided herein. For the avoidance of doubt, no Issuing Bank that has issued Existing Letters of Credit pursuant to this Section 2.05(m) shall be required to renew or extend any such Existing Letters of Credit or issue any additional Letters of Credit until such time that such Issuing Bank’s Revolving L/C Exposure is no greater than its pro rata portion of the Revolving L/C Sublimit as among all Issuing Banks.

Section 2.06 Funding of Borrowings. (a) Each Lender shall make each Loan to be made by it to the Borrower hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon, New York City time or, in the case of Incremental Revolving Loans, such other time as shall be agreed by the Incremental Lenders, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to such account of the Borrower as is designated by the Borrower in the Borrowing Request; provided, that ABR Loans or Eurodollar Loans made to finance the reimbursement of a Revolving L/C Disbursement and reimbursements as provided in Section 2.05(e) shall be remitted by the Administrative Agent to the applicable Issuing Bank.

(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed time of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with clause (a) of this Section and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand (without duplication) such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrower, the interest rate applicable to ABR Loans. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing.

Section 2.07 Interest Elections. (a) Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurodollar Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b) To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery, facsimile or email of a properly executed PDF to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by the Borrower.

(c) Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and

(iv) if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election.

If any such Interest Election Request made by the Borrower requests a Eurodollar Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender to which such Interest Election Request relates of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If the Borrower fails to deliver a timely Interest Election Request with respect to one of its Eurodollar Borrowings prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period, the Borrower shall be deemed to have converted such Borrowing to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the written request (including a request through electronic means) of the Required Lenders (unless such Event of Default is an Event of Default under Section 7.01(h) or (i), in which case no such request shall be required), so notifies the Borrower, then, so long as an Event of Default is continuing, (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

Section 2.08 Termination and Reduction of Commitments. (a) Unless previously terminated, the Revolving Facility Commitments shall terminate on the Maturity Date.

(b) Subject to Section 2.16, Borrower may at any time terminate, or from time to time reduce, the Revolving Facility Commitments; provided, that (i) each reduction of the Revolving Facility Commitments shall be in an amount that is an integral multiple of U.S.$500,000 and not less than U.S.$2.0 million (or, if less, the remaining amount of the Revolving Facility Commitments), and (ii) the Borrower shall not terminate or reduce the Revolving Facility Commitments if, after giving effect to any concurrent prepayment of the Revolving Facility Loans by the Borrower in accordance with Section 2.11, the Revolving Facility Credit Exposure would exceed the total Revolving Facility Commitments.

(c) The Borrower shall notify the Administrative Agent of any election to terminate or reduce the Revolving Facility Commitments under paragraph (b) of this Section at least three (3) Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the applicable Lenders of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided, that a notice of termination or reduction of the Revolving Facility Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities or the successful closing of a disposition or acquisition, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Revolving Facility Commitments shall be permanent.

(d) Each reduction of the Revolving Facility Commitments shall be made ratably among the Lenders in accordance with their respective Revolving Facility Commitments.

Section 2.09 Promise to Repay Loan; Evidence of Debt. (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Revolving Facility Lender the then unpaid principal amount of each Revolving Facility Loan on the Maturity Date.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder and the Type thereof and the Interest Period (if any) applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable to each Lender hereunder, and (iii) any amount received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence absent manifest error of the existence and amounts of the obligations recorded therein; provided, that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans made in accordance with the terms of this Agreement.

(e) Any Lender may request that Loans made by it be evidenced by a promissory note substantially in the form of Exhibit G. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including, to the extent requested by any assignee, after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

Section 2.10 Repayment of Loans. (a) All Loans shall be due and payable as set forth in Section 2.09(a).

(b) (i) All optional prepayments of the Revolving Facility Loans pursuant to Section 2.11(a) or mandatory prepayments of the Revolving Facility Loans pursuant to Section 2.11(b) and Section 2.11(c) shall be applied ratably among the Revolving Facility Lenders, and any mandatory payments or prepayments pursuant to Section 2.11(e) shall be applied as set forth in Section 9.23.

(c) Prior to any repayment of any Borrowing, the Borrower shall select the Borrowing or Borrowings to be repaid and shall notify the Administrative Agent by telephone (confirmed by facsimile) of such selection not later than (i) 12:00 p.m., New York City time in the case of an ABR Borrowing, on the day of such repayment and (ii) 2:00 p.m. New York City time in the case of any Eurodollar Borrowing, at least three (3) Business Days before the scheduled date of such repayment. Each repayment of a Borrowing shall be applied to the Revolving Facility Loans included in the repaid Borrowing such that each Lender receives its ratable share of such repayment (based upon the respective Revolving Facility Credit Exposures of the Lenders at the time of such repayment).

(d) All mandatory prepayments and, to the extent that the Borrower fails to make the selection required by Section 2.10(c) above, any payment, repayment, voluntary prepayment shall be applied: first, ratably among Revolving Facility Loans constituting ABR Loans, if any, until repaid in full, and second, to Revolving Facility Loans constituting Eurodollar Loans having the same Interest Period, beginning with the Eurodollar Loans having the shortest remaining Interest Period.

Section 2.11 Prepayment of Loans. (a) The Borrower shall have the right at any time and from time to time to prepay Revolving Facility Loans in whole or in part, without premium or penalty (but subject to Section 2.16), in an aggregate principal amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum or, if less, the amount outstanding, subject to prior notice in the form of Exhibit B hereto provided in accordance with Section 2.10(c).

(b) If on any date, the Administrative Agent notifies the Borrower that the Revolving Facility Credit Exposure exceeds the aggregate Revolving Facility Commitments of the Lenders on such date (for any reason, including a partial reduction of the Revolving Facility Commitments), the Borrower shall, as soon as practicable and in any event within two (2) Business Days following such date, prepay the outstanding principal amount of any Revolving Facility Loans (and, to the extent after giving effect to such prepayment, the Revolving Facility Credit Exposure still exceeds the aggregate Revolving Facility Commitments of the Lenders, deposit cash collateral in an account with the Administrative Agent (or an account in the name of the Administrative Agent with another institution designated by the Administrative Agent) pursuant to Section 2.05(j)) such that the aggregate amount so prepaid by the Borrower and cash collateral so deposited in an account with the Administrative Agent (or an account in the name of the Administrative Agent with another institution designated by the Administrative Agent) pursuant to Section 2.05(j) shall be sufficient to reduce the Revolving Facility Credit Exposure to an amount not to exceed the aggregate Revolving Facility Commitments of the Lenders on such date together with any interest accrued to the date of such prepayment on the aggregate principal amount of Revolving Facility Loans prepaid. The Administrative Agent shall give prompt notice of any prepayment required under this Section 2.11(b) to the Borrower and the Lenders.

(c) The Borrower shall apply all Net Proceeds and Insurance Proceeds received by it or its Restricted Subsidiaries promptly upon (and in any event within three (3) Business Days of) receipt thereof to prepay any outstanding Loan in accordance with paragraphs (b) and (c) of Section 2.10.

(d) The Borrower shall notify the Administrative Agent in writing of any mandatory prepayment of Loans required to be made by the Borrower pursuant to paragraph (c) of this Section 2.11 at least five (5) Business Days prior to the date of such prepayment. Each such notice shall specify the date of such prepayment and provide a reasonably detailed calculation of the amount of such prepayment. The Administrative Agent will promptly notify each Lender of the contents of the Borrower’s prepayment notice and of such Lender’s pro rata share of the prepayment.

(e) In the event of any termination of all the Revolving Facility Commitments, the Borrower shall, on the date of such termination, repay or prepay all its outstanding Revolving Facility Loans and terminate all its outstanding Letters of Credit and/or cash collateralize such Letters of Credit in accordance with Section 2.05(j). If as a result of any partial reduction of the Revolving Facility Commitments, the aggregate Revolving Facility Credit Exposure would exceed the aggregate Revolving Facility Commitments of all Revolving Facility Lenders after giving effect thereto, then the Borrower shall, on the date of such reduction, repay or prepay Revolving Facility Loans and/or cash collateralize Letters of Credit in an amount sufficient to eliminate such excess.

(f) The amount of any Revolving Facility Commitment which remains undrawn on the expiry of the Availability Period will be automatically and immediately cancelled in full.

Section 2.12 Fees. (a) The Borrower agrees to pay to the Administrative Agent for the account of each Lender (other than any Defaulting Lender), without duplication of any other amounts paid to such Lender, three (3) Business Days after the last day of March, June, September and December in each year, and on the date on which the Revolving Facility Commitments of all the Lenders shall be terminated as provided herein, a commitment fee (a “Commitment Fee”) on the daily amount of the Available Unused Commitment of such Lender during the preceding quarter up until the last day of such quarter (or other period commencing with the Closing Date (or the last date on which such fee was paid) and ending with the last day of such quarter or the Maturity Date or the date on which the last of the Commitments of such Lender shall be terminated, as applicable) based upon the Leverage Ratio as of the last date of the most recent fiscal quarter of the Borrower.

Leverage Ratio	Commitment Fee
Category 1: Greater than 4.00 to 1.00	0.50%
Category 2: Less than or equal to 4.00 to 1.00 but greater than 3.50 to 1.00	0.50%
Category 3: Less than or equal to 3.50 to 1.00 but greater than 3.00 to 1.00	0.50%
Category 4: Less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00	0.375%
Category 5: Less than or equal to 2.50 to 1.00	0.375%

All Commitment Fees shall be computed on the basis of the actual number of days elapsed in a year of 360 days. The Commitment Fee due to each Lender shall begin to accrue on the Closing Date and shall cease to accrue on the date on which the last of the Commitments of such Lender shall be terminated as provided herein.

(b) The Borrower agrees to pay to the Administrative Agent for the account of each Lender (other than any Defaulting Lender), three (3) Business Days after the last day of March, June, September and December of each year and on the date on which the Revolving Facility Commitments of all the Lenders shall be terminated as provided herein, a fee (a “Revolving L/C Participation Fee”) on such Lender’s Revolving Facility Percentage of the daily aggregate Revolving L/C Exposure (excluding any portion thereof attributable to unreimbursed Revolving L/C Disbursements), during the preceding quarter (or shorter period commencing with the Closing Date, or the last date on which such fee was paid and ending with the last day of the quarter in which such date occurs, the Maturity Date or the date on which the Revolving Facility Commitments shall be terminated, as applicable) at the rate per annum equal to the Applicable Margin for Eurodollar Borrowings effective for each day in such period.

(c) The Borrower from time to time agrees to pay to each Issuing Bank, for its own account, (i) on the last Business Day of March, June, September and December of each year and on the date on which the Revolving Facility Commitments of all the Lenders shall terminate as provided herein, a fronting fee in an amount equal to 0.25% per annum of the daily average stated amount of such Letter of Credit, in respect of each Letter of Credit issued by such Issuing Bank for the period from and including the date of issuance of such Letter of Credit to and including the termination of such Letter of Credit, plus (ii) in connection with the issuance, amendment or transfer of any such Letter of Credit or any Revolving L/C Disbursement thereunder, such Issuing Bank’s customary documentary and processing charges (collectively, “Issuing Bank Fees”). All Revolving L/C Participation Fees and Issuing Bank Fees that are payable on a per annum basis shall be computed on the basis of the actual number of days elapsed in a year of 360 days.

(d) The Borrower agrees to pay to the Administrative Agent, for the account of the Administrative Agent, the administration fee set forth in the Administrative Agent Fee Letter at the times specified therein or such other administration fee as agreed between the Borrower and the Administrative Agent in writing (such fees, the “Administrative Agent Fees”) and to pay all other fees due and payable under the Fee Letter and the Administrative Agent Fee Letter.

(e) If the Closing Date has not occurred prior to January 1, 2012 and the Revolving Facility Commitments have not been terminated prior to such date, the Borrower agrees to pay to the Administrative Agent for the account of each Lender a per annum ticking fee on the aggregate amount of the Revolving Facility Commitments of each such Lender from January 1, 2012 to the earliest of (x) March 31, 2012, (y) the Closing Date and (z) notification from the Borrower to the Administrative Agent that the Borrower is terminating all of the Commitments, at a per annum rate equal to 37.5 bps. Such fee shall be paid within one Business Day following the earliest of such three dates.

(f) All Fees under this Section 2.12 shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution, if and as appropriate, among the Lenders, except that Issuing Bank Fees shall be paid directly to the applicable Issuing Bank. Once paid, no Fee (absent manifest error in the calculation thereof) shall be refundable under any circumstances.

Section 2.13 Interest. (a) The Borrower shall pay interest on the unpaid principal amount of each ABR Loan at the Alternate Base Rate plus the Applicable Margin.

(b) The Borrower shall pay interest on the unpaid principal amount of each Eurodollar Loan at the Adjusted Eurodollar Rate for the Interest Period in effect for such Eurodollar Loan plus the Applicable Margin.

(c) Notwithstanding the foregoing, if any principal of or interest on any Loan or any Fees or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, the Borrower shall pay interest on such overdue amount, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2.00% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2.00% plus the rate applicable to ABR Loans in paragraph (a) of this Section; provided, that this paragraph (c) shall not apply to any Default or Event of Default that has been waived by the Lenders pursuant to Section 9.08.

(d) Accrued interest on each Loan shall be payable by the Borrower in arrears on each Interest Payment Date for such Loan, and upon the earlier of the Maturity Date and the termination of the Revolving Facility Commitments; provided, that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e) All computations of interest shall be made by the Administrative Agent taking into account the actual number of days occurring in the period for which such interest is payable pursuant to this Section, and (i) if based on the Alternate Base Rate (if based on the

Prime Rate), a year of 365 days or 366 days, as the case may be; or (ii) otherwise, on the basis of a year of 360 days.

Section 2.14 Alternate Rate of Interest. If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted Eurodollar Rate for such Interest Period; or

(b) the Administrative Agent is advised by the Required Lenders that the Eurodollar Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give written notice thereof to the Borrower and the Lenders as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective and such Borrowing shall be converted to an ABR Borrowing on the last day of the Interest Period applicable to such Borrowing, and (ii) if any Borrowing Request requests a Eurodollar Borrowing, such Borrowing shall be made as an ABR Borrowing or shall be made as a Borrowing bearing interest at such rate as the Required Lenders shall agree adequately reflects the costs to the Revolving Facility Lenders of making the Loans comprising such Borrowing.

Section 2.15 Increased Costs. (a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, FDIC insurance or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted Eurodollar Rate) or Issuing Bank; or

(ii) impose on any Lender or Issuing Bank or the London interbank market any tax, costs, expenses or other condition affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein (including a condition similar to the events described in clause (i) above in the form of a tax, cost or expense) (except in each case for Indemnified Taxes indemnified pursuant to Section 2.17 and Excluded Taxes);

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) to the Borrower or to increase the cost to such Lender or Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or Issuing Bank hereunder (whether of principal, interest or otherwise) (except in each case for

Indemnified Taxes indemnified pursuant to Section 2.17 and Excluded Taxes), then the Borrower will pay to such Lender or Issuing Bank, as applicable (for the account of such Lender or Issuing Bank, as applicable), such additional amount or amounts as will compensate such Lender or Issuing Bank, as applicable, for such additional costs incurred or reduction suffered in connection therewith.

(b) If any Lender or Issuing Bank determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s or Issuing Bank’s capital or on the capital of such Lender’s or Issuing Bank’s holding company, if any, as a consequence of this Agreement or any of the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank or as a consequence of the Commitments to make any of the foregoing, to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy), then from time to time the Borrower shall pay to such Lender or such Issuing Bank, as applicable, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered in connection therewith.

(c) A certificate of a Lender or an Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or Issuing Bank or its holding company, as applicable, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender or Issuing Bank, as applicable, the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(d) Promptly after any Lender or any Issuing Bank has determined that it will make a request for increased compensation pursuant to this Section 2.15, such Lender or Issuing Bank shall notify the Borrower thereof. Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or Issuing Bank’s right to demand such compensation; provided, that the Borrower shall not be required to compensate a Lender or an Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or Issuing Bank, as applicable, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or Issuing Bank’s intention to claim compensation therefor; provided, further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

Section 2.16 Break Funding Payments. In the event of (a) the payment of any principal of any Eurodollar Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Eurodollar Loan on the date specified in any notice delivered pursuant hereto or (d) the assignment of any Eurodollar

Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.19, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a Eurodollar Loan, such loss, cost or expense to any Lender shall be deemed to be the amount determined by such Lender to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Loan had such event not occurred, at the Eurodollar Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue a Eurodollar Loan, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate that such Lender would bid were it to bid, at the commencement of such period, for deposits in U.S. Dollars of a comparable amount and period from other banks in the Eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within (10) ten days after receipt thereof.

Section 2.17 Taxes. (a) Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made free and clear of and without deduction for any Indemnified Taxes or Other Taxes; provided that if a Loan Party, the Administrative Agent or any other Person acting on behalf of the Administrative Agent in regards to payments hereunder shall be required to deduct Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable by the Loan Party shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent, Lender, or Issuing Bank, as applicable, receives an amount equal to the sum it would have received had no such deductions for Indemnified Taxes and Other Taxes been made, (ii) such Loan Party, if required to deduct any such Taxes, shall make such deductions and (iii) such Loan Party, if required to deduct any such Taxes, shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, without duplicating any payments made pursuant to Section 2.17(a), each Loan Party shall pay any Other Taxes payable on account of any obligation of such Loan Party and upon the execution, delivery or enforcement of, or otherwise with respect to, the Loan Documents, to the relevant Governmental Authority in accordance with applicable law.

(c) Each Loan Party shall indemnify the Administrative Agent, each Lender and each Issuing Bank, within thirty (30) days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (other than Indemnified Taxes or Other Taxes resulting from gross negligence or willful misconduct of the Administrative Agent, such Lender or such Issuing Bank as determined in the final, nonappealable judgment of a court of competent jurisdiction) without duplication of any amounts indemnified under Section 2.17(a)) and paid, whether or not paid directly or indirectly, by the Administrative Agent or such Lender or Issuing Bank, as applicable, with respect to any payment by or on account of any obligation of such Loan Party under, or otherwise with respect to, any Loan Document (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this

Section) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided, that a certificate as to the amount of such payment or liability and setting forth in reasonable detail the basis and calculation for such payment or liability delivered to such Loan Party by a Lender or an Issuing Bank, or by the Administrative Agent on its own behalf or on behalf of a Lender or an Issuing Bank, shall be conclusive absent manifest error of the Lender, an Issuing Bank or the Administrative Agent, as applicable.

(d) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Loan Party to a Governmental Authority such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Each Lender or Issuing Bank that is a Foreign Lender shall, to the extent it may lawfully do so, deliver to the Borrower and the Administrative Agent two copies of U.S. Internal Revenue Service Form W-8BEN (claiming the benefits of an applicable income tax treaty), W-8EXP, W-8IMY (together with any required attachments) or Form W-8ECI, or, in the case of a Foreign Lender claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest,” a statement substantially in the form of Exhibit H and a Form W-8BEN, or any subsequent versions thereof or successors thereto, properly completed and duly executed by such Foreign Lender (with any other required forms attached) claiming complete exemption from or a reduced rate of U.S. federal withholding tax on all payments by or on behalf of the Borrower under this Agreement and the other Loan Documents. Each Lender or Issuing Bank that is not a Foreign Lender shall, to the extent it may lawfully do so, deliver to the Borrower and the Administrative Agent two copies of U.S. Internal Revenue Service Form W-9, properly completed and duly executed by such Lender or Issuing Bank, claiming complete exemption (or otherwise establishing an exemption) from U.S. backup withholding on all payments under this Agreement and the other Loan Documents. Such forms shall be delivered by each Lender or Issuing Bank, to the extent it may lawfully do so, on or before the date it becomes a party to this Agreement (or, in the case of any Participant required to provide such forms, on or before the date such Participant purchases the related participation). In addition, each Lender or Issuing Bank, to the extent it may lawfully do so, shall deliver such forms promptly upon the obsolescence or invalidity of any form previously delivered by such Lender or Issuing Bank. Each Lender or Issuing Bank shall promptly notify the Borrower and the Administrative Agent at any time it determines that it is no longer in a position to provide any previously delivered certificate to the Borrower or the Administrative Agent (or any other form of certification adopted by the U.S. taxing authorities for such purpose). Without limiting the foregoing, any Lender or Issuing Bank that is entitled to an exemption from or reduction of withholding Tax otherwise indemnified against by a Loan Party pursuant to this Section 2.17 with respect to payments under any Loan Document shall deliver to the Borrower or the relevant Governmental Authority (with a copy to the Administrative Agent), to the extent such Lender or Issuing Bank is legally entitled to do so, at the time or times prescribed by applicable law such properly completed and executed documentation prescribed by applicable law as may reasonably be requested by the Borrower or the Administrative Agent to permit such payments to be made without such withholding tax or at a reduced rate; provided, that in such Lender’s or Issuing Bank’s judgment such completion, execution or submission would not materially prejudice such Lender or Issuing Bank.

(f) If the Administrative Agent, any Lender or any Issuing Bank determines, in good faith and in its sole discretion, that it has received a refund of Indemnified Taxes or Other Taxes as to which it has been indemnified by a Loan Party or with respect to which a Loan Party has paid additional amounts pursuant to this Section 2.17, it shall pay over such refund to such Loan Party (but only to the extent of indemnity payments made, or additional amounts paid, by such Loan Party under this Section 2.17 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent, Lender or Issuing Bank (including any Taxes imposed with respect to such refund) as is determined by the Administrative Agent, Lender or Issuing Bank in good faith and in its sole discretion, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that such Loan Party, upon the request of the Administrative Agent, Lender or Issuing Bank, agrees to repay as soon as reasonably practicable the amount paid over to such Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority unless such penalties, interest or other charges were imposed as a result of gross negligence or willful misconduct of such Administrative Agent, Lender or Issuing Bank as determined by a court of competent jurisdiction in a final, non-appealable decision) to the Administrative Agent, Lender or Issuing Bank in the event such Administrative Agent, Lender or Issuing Bank is required to repay such refund to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent, Lender or Issuing Bank to make available its Tax returns (or any other information relating to its Taxes which it deems confidential) to the Loan Parties or any other Person.

(g) If a payment hereunder may be subject to U.S. withholding Tax under FATCA, the relevant Lender, Issuing Bank or Administrative Agent shall deliver to the Borrower and the Administrative Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent, such documentation prescribed by applicable law and such additional documentation reasonably requested by the Borrower or the Administrative Agent to comply with its withholding obligations, to determine that such Borrower or Administrative Agent has complied with its obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of the previous sentence, “FATCA” shall include any amendments to or interpretations of FATCA after the date hereof.

Section 2.18 Payments Generally; Pro Rata Treatment; Sharing of Set-offs. (a) Unless otherwise specified, the Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of Revolving L/C Disbursements, or of amounts payable under Section 2.15, 2.16 or 2.17, or otherwise) prior to 2:00 p.m., New York City time, on the date when due, in immediately available funds, without condition or deduction for any defense, recoupment, set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent to the applicable account designated to the Borrower by the Administrative Agent, except payments to be made directly to the applicable Issuing Bank as expressly provided herein and except that payments pursuant to Sections 2.15, 2.16, 2.17 and 9.05 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder of (i) principal or interest in respect of any Loan or (ii) Revolving L/C Reimbursement Obligations shall in each case be made in U.S. Dollars. All payments of other amounts due hereunder or under any other Loan Document shall be made in U.S. Dollars. Any payment required to be made by the Administrative Agent hereunder shall be deemed to have been made by the time required if the Administrative Agent shall, at or before such time, have taken the necessary steps to make such payment in accordance with the regulations or operating procedures of the clearing or settlement system used by the Administrative Agent to make such payment.

(b) If at any time insufficient funds are received by and available to the Administrative Agent from the Borrower to pay fully all amounts of principal, unreimbursed Revolving L/C Disbursements, interest and fees then due from the Borrower hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due from the Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal and unreimbursed Revolving L/C Disbursements then due from the Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed Revolving L/C Disbursements then due to such parties.

(c) If any Lender shall, by exercising any right of set-off or counterclaim, through the application of any proceeds of Collateral or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or participations in Revolving L/C Disbursements resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and participations in Revolving L/C Disbursements and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in Loans and participations in Revolving L/C Disbursements of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and participations in Revolving L/C Disbursements; provided, that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph (c) shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in Revolving L/C Disbursements to any assignee or participant, other than to the Borrower or any Loan Party (as to which the provisions of this paragraph (c) shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment by the Borrower is due to the Administrative Agent for the account of the Lenders or the applicable Issuing Bank hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the applicable Issuing Bank, as applicable, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the applicable Issuing Bank, as applicable, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.05(d) or (e), 2.06(b) or 2.18(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

Section 2.19 Mitigation Obligations; Replacement of Lenders. (a) If any Lender requests compensation under Section 2.15, or if any Loan Party is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.15 or 2.17, as applicable, in the future and (ii) would not subject such Lender to any material unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any material respect. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If any Lender requests compensation under Section 2.15, or if any Loan Party is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, or is a Defaulting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04, all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided, that (i) the Borrower shall have received the prior written consent of the Administrative Agent and, solely in the case of an assignment of Revolving Facility Commitments and/or Revolving Facility Loans, each Issuing Bank, which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in Revolving L/C Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.15 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments. Nothing in this Section 2.19 shall be deemed to prejudice any rights that the Borrower may have against any Lender that is a Defaulting Lender.

(c) If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination, which pursuant to the terms of Section 9.08 requires the consent of all of the Lenders affected and with respect to which the Required Lenders shall have granted their consent, then provided no Event of Default then exists, the Borrower shall have the right (unless such Non-Consenting Lender grants such consent) to replace such Non-Consenting Lender by requiring such Non-Consenting Lender to assign its Loans and Commitments hereunder to one or more assignees reasonably acceptable to the Administrative Agent and, solely in the case of an assignment of Revolving Facility Commitments and/or Revolving Facility Loans, each Issuing Bank, provided, that: (i) all Obligations of the Borrower owing to such Non-Consenting Lender being replaced shall be paid in full to such Non-Consenting Lender concurrently with such assignment, and (ii) the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon. In connection with any such assignment the Borrower, Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 9.04.

Section 2.20 Increase in Revolving Facility Commitments. (a) At any time following the completion of the syndication of the Revolving Facility as indicated by the Joint Lead Arrangers to the Borrower, the Borrower may by written notice to the Administrative Agent elect to request an increase to the existing Revolving Facility Commitments (each such increase, an “Incremental Commitment”), in an aggregate principal amount, collectively, not to exceed U.S.$200.0 million and any Borrowing thereunder shall be in an aggregate amount that is an integral multiple of the Borrowing Multiple and not less than U.S.$10.0 million (collectively, the “Incremental Revolving Loans”). Such notice shall specify the date (an “Increased Amount Date”) on which the Borrower proposes that the Incremental Commitments shall be made available, which shall be a date not less than five (5) Business Days after the date on which such notice is delivered to the Administrative Agent. The Borrower shall notify the Administrative Agent in writing of the identity of each Lender or other financial institution (which in any event shall not be the Borrower, an Affiliate of the Borrower or a Defaulting Lender) reasonably acceptable to the Administrative Agent and the Issuing Banks (each, an “Incremental Lender”) to whom the Incremental Commitments have been (in accordance with the prior sentence) allocated and the amounts of such allocations; provided that any Lender approached to provide all or a portion of the Incremental Commitments may elect or decline, in its sole discretion, to provide an Incremental Commitment and any Lender that does not respond to such approach shall be deemed to have declined to provide an Incremental Commitment. Such Incremental Commitments shall become effective as of such Increased

Amount Date, provided that (i) no Default or Event of Default shall exist on such Increased Amount Date before or after giving effect to such Incremental Commitments and Incremental Revolving Loans; (ii) the representations and warranties contained in Article III and the other Loan Documents shall be true and correct in all material respects on and as of the Increased Amount Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall have been true and correct in all material respects as of such earlier date; (iii) the Incremental Revolving Loans shall rank pari passu in right of payment and of security with the Loans; (iv) such Incremental Commitments shall be evidenced by one or more joinder agreements executed and delivered to Administrative Agent by each Incremental Lender, as applicable, and each shall be recorded in the register, each of which shall be reasonably satisfactory to the Administrative Agent and subject to the requirements set forth in Section 2.17(e); (v) the Borrower shall make any payments required pursuant to Section 2.16 in connection with the provisions of the Incremental Commitments; (vi) the Borrower and its Affiliates shall not be permitted to commit to or participate in any Incremental Commitments or any Incremental Revolving Loans; (vii) the terms and conditions of any Incremental Commitment, Incremental Revolving Loan and other extensions of credit to be made thereunder (in each case, including terms relating to mandatory and voluntary prepayments, but excluding terms with respect to pricing, maturity and fees to the extent set forth in the applicable joinder agreement, and subject to clause (viii) below) shall be substantially identical to the terms and conditions of the Commitments and Revolving Loans and other extensions of credit made thereunder; provided that no Incremental Commitment or Incremental Revolving Loan made thereunder shall mature earlier than, or require any scheduled amortization or mandatory commitment reduction prior to, the Maturity Date; (viii) if the All-In-Yield for any Incremental Revolving Loan exceeds the then applicable All-In-Yield for the Revolving Facility Loans, as applicable, by more than 50 basis points (the excess of (A) such All-In-Yield for the Incremental Revolving Loans over (B) the All-In-Yield for the Revolving Facility Loans, as applicable, plus 50 basis points being the relevant “Margin Differential”), then each Applicable Margin for the Revolving Facility Loans shall automatically be increased by the Margin Differential effective upon the making of the Incremental Revolving Loan, and (ix) if the Commitment Fee for any Incremental Revolving Loan exceeds the then applicable Commitment Fee by more than 25 basis points (such excess, the “Commitment Fee Differential”), then the Commitment Fee for the Revolving Facility Loans shall be automatically increased for the Commitment Fee Differential effective upon the applicable Increased Amount Date. Each of the parties hereto hereby agrees that, upon the effectiveness of any joinder agreements in connection with any Incremental Commitments as described in the preceding sentence, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Incremental Commitments and the Incremental Revolving Loans evidenced thereby, and the Administrative Agent and the Borrower may revise this Agreement to evidence such amendments without the consent of any Lender.

(b) On any Increased Amount Date on which Incremental Commitments are effected, subject to the satisfaction of the foregoing terms and conditions, (i) each of the existing Lenders shall assign to each of the Incremental Lenders, and each of the Incremental Lenders shall purchase from each of the existing Lenders, at the principal amount thereof, such interests in the outstanding Revolving Facility Loans and participations in Letters of Credit outstanding on such Increased Amount Date that will result in, after giving effect to all such assignments and purchases, such Revolving Facility Loans and participations in Letters of Credit being held by existing Lenders and Incremental Lenders ratably in accordance with their Revolving Facility Commitments after giving effect to the addition of such Incremental Commitments to the Revolving Facility Commitments, (ii) each Incremental Commitment shall be deemed for all purposes a Revolving Facility Commitment and each Loan made thereunder shall be deemed, for all purposes, a Revolving Facility Loan and have the same terms as any existing Revolving Facility Loan and (iii) each Incremental Lender shall become a Lender with respect to the Revolving Facility Commitments and all matters relating thereto, in each case without the consent of any other Lender.

(c) A portion of the Incremental Commitment may be made available for the issuance of Letters of Credit in an amount not exceeding the proportional amount of the Revolving L/C Sublimit to the aggregate amount of the Revolving Facility Commitments as of such date.

(d) The Incremental Revolving Loans shall be used solely for working capital, capital expenditures and other lawful purposes (including the payment of transaction fees and expenses and for the issuance of Letters of Credit).

(e) All Incremental Revolving Loans made on any Increased Amount Date will be made in accordance with the procedures set forth in Section 2.03.

(f) The Administrative Agent shall notify the Lenders promptly upon receipt of the Borrower’s notice of an Increased Amount Date and, in respect thereof, the Incremental Commitments and the Incremental Lenders.

(g) As a condition precedent to the Borrower’s incurrence of additional Indebtedness pursuant to this Section 2.20, (i) the Borrower shall, and shall cause each Loan Party to, enter into and deliver to the Administrative Agent and the Collateral Agent, reaffirmations of the guarantees and the security interests and Liens granted by the Loan Parties under the Security Documents in a form reasonably satisfactory to the Administrative Agent and the Collateral Agent and (ii) with respect to any Mortgaged Property, the Borrower shall, and shall cause each Loan Party to, enter into, and deliver to the Administrative Agent and the Collateral Agent, upon the reasonable request of the Administrative Agent and/or the Collateral Agent (x) mortgage modifications or new Mortgages with respect to any Mortgaged Property in each case in proper form for recording in the relevant jurisdiction and in a form reasonably satisfactory to the Administrative Agent and the Collateral Agent and (y) all other items reasonably requested by the Collateral Agent that are reasonably necessary to maintain the continuing perfection or priority of the Lien of the Mortgages as security for such Obligations.

Section 2.21 Illegality. If any Lender reasonably determines that any change in law has made it unlawful, or that any Governmental Authority has asserted after the Closing Date that it is unlawful, for any Lender or its applicable lending office to make or maintain any Eurodollar Loans, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligations of such Lender to make or continue Eurodollar Loans or to convert ABR Borrowings to Eurodollar Borrowings, as the case may be, shall be suspended until such Lender notifies the Administrative

Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), convert all such Eurodollar Borrowings of such Lender to ABR Borrowings on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurodollar Borrowings to such day, or immediately, if such Lender may not lawfully continue to maintain such Loans. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

Section 2.22 Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) Fees shall cease to accrue on the unfunded portion of the Commitments of such Defaulting Lender pursuant to Section 2.12(a).

(b) The aggregate principal amount of Loans, Revolving L/C Exposures and Available Unused Commitment of such Defaulting Lender, if applicable, shall not be included in determining whether all Lenders, Required Lenders or affected Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 9.08); provided that (i) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender which affects such Defaulting Lender differently than other affected Lenders shall require the consent of such Defaulting Lender, (ii) the Commitment of such Defaulting Lender may not be increased or extended without the consent of such Defaulting Lender, (iii) any amendment that reduces the principal amount of, or rate of interest on, or extends the final maturity date of, any Loan made by such Defaulting Lender, shall require the consent of such Defaulting Lender and (iv) notwithstanding anything in this Agreement to the contrary, any amendment to this Section 2.22(b) shall require the consent of all Lenders, including such Defaulting Lender;

(c) If any Revolving L/C Exposure exists at the time a Lender becomes a Defaulting Lender then:

(i) all or any part of such Revolving L/C Exposure shall be reallocated among the non-Defaulting Lenders in accordance with their respective Revolving Facility Percentages but only to the extent (A) such reallocation does not cause the aggregate Revolving Facility Credit Exposure of any non-Defaulting Lender to exceed such non-Defaulting Lender’s Revolving Facility Commitment and (B) the conditions set forth in Section 4.01 are satisfied at such time;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected as a result of the application of subclauses (A) or (B) of clause (i) above, the Borrower shall promptly cash collateralize such Defaulting Lender’s Revolving L/C Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.05(j) for so long as such Revolving L/C Exposure is outstanding;

(iii) if the Borrower cash collateralizes any portion of such Defaulting Lender’s Revolving L/C Exposure pursuant to Section 2.22(c)(ii), the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.12 with respect to such Defaulting Lender’s Revolving L/C Exposure during the period such Defaulting Lender’s Revolving L/C Exposure is cash collateralized;

(iv) if the Revolving L/C Exposure of the non-Defaulting Lenders is reallocated pursuant to Section 2.22(c)(i), then the fees payable to the Lenders pursuant to Section 2.12 shall be adjusted in accordance with such non-Defaulting Lenders’ Revolving Facility Percentage; and

(v) if any Defaulting Lender’s Revolving L/C Exposure is neither cash collateralized nor reallocated pursuant to Section 2.22(c)(i) or (ii), then, without prejudice to any rights or remedies of the applicable Issuing Bank or any Lender hereunder, all facility fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender’s Revolving L/C Commitment that was utilized by such Revolving L/C Exposure) and all Revolving L/C Participation Fees payable under Section 2.12(b) with respect to such Defaulting Lender’s Revolving L/C Exposure shall be payable to the applicable Issuing Bank until such Revolving L/C exposure is cash collateralized and / or reallocated.

(d) So long as any Lender is a Defaulting Lender, no Issuing Bank shall be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure will be 100% covered by the Revolving Facility Commitments of the non-Defaulting Lenders or cash collateral will be provided by the Borrower in accordance with Section 2.22(c), and participating interests in any such newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.22(c)(i) (and Defaulting Lenders shall not participate therein).

(e) Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender shall be applied at such time or times as may be determined by the Administrative Agent as follows: (i) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, (ii) second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank, (iii) third, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, (iv) fourth, if so determined by the Administrative Agent or requested by an Issuing Bank, held in such account as cash collateral for future funding obligations of the Defaulting Lender in respect of any existing or future participating interest in any or Letter of Credit, (v) fifth, to the payment of any amounts owing to the Lenders, an Issuing Bank as a result of any final, nonappealable judgment of a court of competent jurisdiction obtained by any Lender, or an Issuing Bank against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, (vi) sixth, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any then final, nonappealable judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement and (vii) seventh, to such Defaulting Lender or as otherwise directed in a final, nonappealable judgment by a court of competent jurisdiction, provided, that with respect to this clause (vii), that if such payment is (A) a prepayment of the principal amount of any Loans in respect of which a Defaulting Lender has funded its participation obligations and (B) made at a time when the conditions set forth in Section 2.11 are satisfied, such payment shall be applied solely to prepay the Loans of, and reimbursement obligations owed to, all non-Defaulting Lenders pro rata prior to being applied to the prepayment of any Loans, or reimbursement obligations owed to, any Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to Section 2.05(j) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(f) In the event that the Administrative Agent, the Borrower, and each Issuing Bank each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Revolving L/C Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Facility Commitment and on such date such Lender shall purchase at par such of the Loans of the other Lenders as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Revolving Facility Percentage.

(g) Notwithstanding the provisions of Section 2.08(b), the Borrower may permanently terminate all or a portion of the unfunded Commitment of any Defaulting Lender without a corresponding pro rata reduction in the Commitment of any other Lender.

Section 2.23 Extensions of Loans.

(a) The Borrower may from time to time, pursuant to the provisions of this Section 2.23, agree with one or more Lenders to extend the Maturity Date, and in connection with such extension, otherwise modify the economic terms of any such Loans or any portion thereof (including, without limitation, by increasing the interest rate or fees payable and/or modifying the amortization schedule in respect of such Loans or any portion thereof (each such modification an “Extension”) pursuant to one or more written offers (each an “Extension Offer”) made from time to time by the Borrower to all Lenders, in each case on a pro rata basis (based on the relative principal amounts of the outstanding Loans of each Lender) and on the same terms to each such Lender. In connection with each Extension, the Borrower will provide notification to the Administrative Agent (for distribution to the Lenders) no later than thirty (30) days prior to the Maturity Date, of the requested new maturity date for the extended Loans (the “Extended Maturity Date”) and the due date for Lender responses. In connection with any Extension, each Lender wishing to participate in such Extension shall, prior to such due date, provide the Administrative Agent with a written notice thereof in a form reasonably satisfactory to the Administrative Agent. Any Lender that does not respond to an Extension Offer by the applicable due date shall be deemed to have rejected such Extension. After giving effect to any Extension, the Loans so extended shall be deemed to be a new class of Loans hereunder.

(b) Each extension shall be subject to the following: (i) no Default or Event of Default shall exist at the time any Extension Offer is delivered to the Lenders or at the time of such Extension; (ii) except as to interest rates, fees, scheduled amortization, final maturity date and Incremental Revolving Loans under Section 2.20 (which shall, subject to clause (iii) below, be determined by the Borrower and set forth in the relevant Extension Offer), the Loans of any Lender extended pursuant to any Extension shall have the same terms as the other Loans; (iii) the final maturity date of any Loans to be extended pursuant to an Extension shall be at least six (6) months later than the Maturity Date and the weighted average life to maturity of any Loans to be extended pursuant to an Extension shall be no shorter than the weighted average life to maturity of the other Loans; (iv) if the aggregate principal amount of Loans in respect of which Lenders shall have accepted an Extension Offer exceeds the maximum aggregate principal amount of Loans offered to be extended by the Borrower pursuant to the relevant Extension Offer, then such Loans shall be extended ratably up to such maximum amount based on the relative principal amounts thereof (not to exceed any Lender’s actual holdings of record) with respect to which such Lenders accepted such Extension Offer; (v) all documentation in respect of such Extension shall be consistent with the foregoing, and all written communications by the Borrower generally directed to the applicable Lenders in connection therewith shall be in form and substance consistent with the foregoing and otherwise reasonably satisfactory to the Administrative Agent; (vi) any applicable Minimum Extension Condition (as defined below) shall be satisfied; and (vii) no Extension shall become effective unless, on the proposed effective date of such Extension, the conditions set forth in Section 4.01 shall be satisfied (with all references in such Section to a Credit Event being deemed to be references to the Extension on the applicable date of such Extension), and the Administrative Agent shall have received a certificate to that effect dated the applicable date of such Extension and executed by an Responsible Officer of the Borrower.

(c) The consummation and effectiveness of any Extension will be subject to a condition set forth in the relevant Extension Offer (a “Minimum Extension Condition”) that a minimum amount (to be determined in the Borrower’s discretion and specified in the relevant Extension Offer, but in no event less than U.S.$25.0 million, unless another amount is agreed to by the Administrative Agent) be so extended. For the avoidance of doubt, it is understood and agreed that the provisions of Section 2.18 and Section 9.08 will not apply to Extensions of Loans pursuant to Extension Offers made pursuant to and in accordance with the provisions of this Section 2.23, including to any payment of interest or fees in respect of any Loans that have been extended pursuant to an Extension at a rate or rates different from those paid or payable in respect of the rest of the Loans, in each case as is set forth in the relevant Extension Offer.

(d) No Lender who rejects any request for an Extension shall be deemed a Non-Consenting Lender for purposes of Section 2.19.

(e) The Lenders hereby irrevocably authorize the Administrative Agent to enter into amendments (collectively, “Extension Amendments”) to this Agreement and the other Loan Documents as may be necessary in order establish new classes of Loans created pursuant to an Extension, in each case on terms consistent with this Section 2.23. Notwithstanding the foregoing, the Administrative Agent shall have the right (but not the obligation) to seek the advice or concurrence of the Required Lenders with respect to any matter contemplated by this Section 2.23 and, if the Administrative Agent seeks such advice or concurrence, the Administrative Agent shall be permitted to enter into such amendments with the

Borrower in accordance with any instructions received from such Required Lenders and shall also be entitled to refrain from entering into such amendments with the Borrower unless and until it shall have received such advice or concurrence; provided, however, that whether or not there has been a request by the Administrative Agent for any such advice or concurrence, all such Extension Amendments entered into with the Borrower by the Administrative Agent hereunder shall be binding on the Lenders. Without limiting the foregoing, in connection with any Extensions, the appropriate Loan Parties shall (at their expense) amend (and the Administrative Agent is hereby directed to amend) any Mortgage (or any other Security Document that the Administrative Agent or the Collateral Agent reasonably requests to be amended to reflect an Extension) that has a maturity date prior to the latest Extended Maturity Date so that such maturity date is extended to the then latest Extended Maturity Date (or such later date as may be advised by local counsel to the Administrative Agent).

(f) In connection with any Extension, the Borrower shall provide the Administrative Agent at least ten (10) Business Days’ (or such shorter period as may be agreed by the Administrative Agent) prior written notice thereof, and shall agree to such procedures, if any, as may be reasonably established by, or acceptable to, the Administrative Agent to accomplish the purposes of this Section 2.23.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to each of the Lenders with respect to itself and each of its Restricted Subsidiaries to the extent applicable, that:

Section 3.01 Organization; Powers. The Borrower and each Restricted Subsidiary, (a) is duly organized and validly existing under the laws of its jurisdiction of its organization, (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted, (c) is in good standing (to the extent that such concept is applicable in the relevant jurisdiction) and qualified to do business in each jurisdiction (including its jurisdiction of incorporation, organization or formation) where such qualification is required, except where the failure to so qualify or to be in good standing would not reasonably be expected to have a Material Adverse Effect and (d) has the power and authority to execute, deliver and perform its obligations under each of the Loan Documents and each other agreement or instrument contemplated thereby to which it is or will be a party and, in the case of the Borrower, to borrow and otherwise obtain credit hereunder.

Section 3.02 Authorization. The execution, delivery and performance by the Borrower and each Restricted Subsidiary of each Loan Document to which it is a party, and the Borrowings hereunder (a) have been duly authorized by all necessary corporate, stockholder, limited liability company or partnership action required to be obtained by the Borrower and each such Restricted Subsidiary and (b) will not (i) violate (A) any provision of law, statute, rule or regulation, in each case to the extent applicable to the Borrower and such Restricted Subsidiaries, (B) the certificate of incorporation (or analogous document) or other constitutive document or by-laws (or analogous document) of the Borrower or any such Restricted Subsidiary, (C) any applicable order of any court or any rule, regulation or order of any Governmental Authority applying to the Borrower or such Restricted Subsidiary or (D) any provision of any material contract or agreement to which the Borrower or such Restricted Subsidiary is a party or by which any of them or any of their respective property is or may be bound except where such violation would not reasonably be expected to have a Material Adverse Effect, (ii) be in conflict with, result in a breach of or constitute (alone or with notice or lapse of time or both) a default under, give rise to a right of or result in any cancellation or acceleration of any right or obligation (including any payment) or to a loss of a material benefit under any such material contract or agreement, where any such conflict, violation, breach or default referred to in clauses (i) or (ii) of this clause (b), would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (c) will not result in the creation or imposition of any Lien upon or with respect to any property or assets now owned or hereafter acquired by the Borrower or any Restricted Subsidiary, other than Permitted Liens.

Section 3.03 Enforceability. This Agreement has been duly executed and delivered by the Borrower and constitutes, and each other Loan Document when executed and delivered by each Loan Party that is party thereto will constitute, a legal, valid and binding obligation of such Loan Party enforceable against each such Loan Party in accordance with its terms, subject to (a) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other laws affecting creditors’ rights generally, (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (c) implied covenants of good faith and fair dealing.

Section 3.04 Governmental Approvals. No action, permit, consent or approval of, registration or filing with or any other action by any Governmental Authority is or will be required in connection with the Transactions except for (a) the filing of UCC financing statements, (b) filings with the United States Patent and Trademark Office and the United States Copyright Office or, with respect to intellectual property which is the subject of registration or application for registration outside the United States, such applicable patent, trademark or copyright office or other intellectual property authority, (c) recordation of the Mortgages, (d) such consents, authorizations, filings or other actions that have either (i) been made or obtained and are in full force and effect or (ii) are listed on Schedule 3.04, and (iii) such actions, consents, approvals, registrations or filings, the failure to be obtained or made which would not reasonably be expected to have a Material Adverse Effect.

Section 3.05 Financial Statements. There has heretofore been furnished to the Lenders the following (and the following representations and warranties are made with respect thereto):

(a) The audited combined balance sheet as of December 31, 2010 and the related audited combined statements of operations, changes in net parent equity and cash flows of the Borrower’s predecessor for the year ended December 31, 2010, were prepared in accordance with GAAP applied not only during such period but also as compared to the periods covered by the financial statements of the Borrower’s predecessor referred to in paragraph (b) of this Section 3.05 (except as may be indicated in the notes thereto) and fairly present the combined financial position of Borrower’s predecessor as of the dates thereof and its combined results of operations and cash flows for the period then ended.

(b) The unaudited combined balance sheet as of June 30, 2011 and the related statements of operations and cash flows of the Borrower’s predecessor were prepared in accordance with GAAP consistently applied not only during such period but also as compared to the period covered by the financial statements of the Borrower’s predecessor referred to in paragraph (a) of this Section 3.05 (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Borrower’s predecessor as of the date thereof and its consolidated results of operations and cash flows for the period then ended (subject to normal year-end adjustments)

(c) The pro forma combined balance sheet of the Borrower and its Restricted Subsidiaries delivered pursuant to Section 4.02(o) (i) was prepared in good faith based on assumptions that are believed by the Borrower to be reasonable as of the Closing Date (it being understood that such assumptions are based on good faith estimates with respect to certain items and that the actual amounts of such items on the Closing Date is subject to variation), (ii) accurately reflects all adjustments necessary to give effect to the Transactions and (iii) presents fairly, in all material respects, the pro forma financial position of the Borrower and its Restricted Subsidiaries as of June 30, 2011, as if the Transactions had occurred on such date.

Section 3.06 No Material Adverse Effect. Since August 12, 2011, there has been no event or occurrence which has resulted in or would reasonably be expected to result in, individually or in the aggregate, any Material Adverse Effect.

Section 3.07 Title to Properties; Possession Under Leases.

(a) The Borrower and its Restricted Subsidiaries have good and valid record fee simple title to all owned Real Property, subject solely to Permitted Liens and except where the failure to have such title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Borrower and its Restricted Subsidiaries have maintained, in all material respects and in accordance with normal industry practice, all of the machinery, equipment, vehicles, facilities and other tangible personal property now owned or leased by the Borrower and its Restricted Subsidiaries that is necessary to conduct their business as it is now conducted.

(b) The Borrower and its Restricted Subsidiaries have valid leasehold interests (subject to Permitted Encumbrances) in all leased Real Property set forth on Schedule 3.17, except as would not reasonably be expected to have a Material Adverse Effect. The Borrower and its Restricted Subsidiaries have complied with all obligations under all leases of Real Property to which it is a party, except for obligations for which the failure to comply would not have a Material Adverse Effect, and, except as set forth on Schedule 3.07(b), all such leases of Real Property are in full force and effect, except leases of Real Property in respect of which the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect. The Borrower and each of its Restricted Subsidiaries enjoy peaceful and undisturbed possession under all such leases of Real Property, other than leases of Real Property in respect of which the failure to enjoy peaceful and undisturbed possession would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the representations or warranties in this Section 3.07(b) applies to leases of Real Property covering any Midstream Assets.

(c) The Borrower and its Restricted Subsidiaries own or possess, or have the right to use or could obtain ownership or possession of or a right to use, on terms not materially adverse to it, all patents, trademarks, service marks, trade names and copyrights necessary for the present conduct of their business, without any known conflict with the rights of others, and free from any burdensome restrictions, except where such conflicts and restrictions would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) As of the Closing Date, neither the Borrower nor any of its Restricted Subsidiaries has received any written notice of any pending or contemplated condemnation proceeding affecting any material portion of the Mortgaged Property or any sale or disposition thereof in lieu of condemnation that remains unresolved as of the Closing Date, except as set forth on Schedule 3.07(d).

(e) Neither the Borrower nor any of its Restricted Subsidiaries is obligated on the Closing Date under any right of first refusal, option or other contractual right to sell, assign or otherwise dispose of any Mortgaged Property or any interest therein, except as permitted under Section 6.02 or 6.05.

(f) Schedule 3.07(f) sets forth as of the Closing Date the name and jurisdiction of incorporation, formation or organization of each Subsidiary of the Borrower and, as to each such Subsidiary, the percentage of each class of Equity Interests owned by the Borrower or by any such Subsidiary, indicating the ownership thereof.

(g) As of the Closing Date, there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments of any nature relating to any Equity Interests of the Borrower or any of its Restricted Subsidiaries, except as set forth on Schedule 3.07(g).

(h) Schedule 3.07(h) sets forth as of the Closing Date a complete and accurate list of all of the Material Subsidiaries of the Borrower, the jurisdiction of organization of each such Material Subsidiary and whether such Material Subsidiary is initially a Restricted Subsidiary or an Unrestricted Subsidiary.

(i) As of the Closing Date, after giving effect to the initial public offering of the common limited partnership units of the Borrower, the Sponsor or its Subsidiaries own 100% of the general partnership interests and at least 51% of the limited partnership interests in the Borrower.

Section 3.08 Litigation; Compliance with Laws. (a) Except as set forth on Schedule 3.08(a), there are no actions, suits, investigations or proceedings at law or in equity or by or on behalf of any Governmental Authority or in arbitration now pending against, or, to the knowledge of the Borrower, threatened in writing against the Borrower or any of its Restricted Subsidiaries or any business, property or rights of any such Person (i) as of the Closing Date, that involve any Loan Document or the Transactions or (ii) which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect. Neither the Borrower nor, to the knowledge of any of the Loan Parties after due inquiry, any of its Affiliates is in violation of any laws relating to terrorism or money laundering, including Executive Order No. 13224 on Terrorist Financing, effective September 23, 2001, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 (signed into law on October 26, 2001) (the “U.S.A. PATRIOT Act”).

(b) (i) None of the Borrower, any Restricted Subsidiary or their respective properties or assets is in violation of (nor will the continued operation of their material properties and assets as currently conducted violate) any currently applicable law, rule or regulation, or any restriction of record or agreement affecting any Mortgaged Property or is in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) each of the Borrower and each Restricted Subsidiary holds all permits, licenses, registrations, certificates, approvals, consents, clearances and other authorizations from any Governmental Authority required under any currently applicable law, rule or regulation for the operation of its business as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) neither the Borrower nor any Restricted Subsidiary (A) is subject to regulation “as a natural-gas company” under the Natural Gas Act (“NGA”); or (B) is subject to regulation as a “public utility,” a “gas utility,” a “gas company” or other similar term under the laws of any state and (iv) none of the Lenders, the Agents and the Joint Lead Arrangers, solely by virtue of the execution, delivery and performance of this Agreement or the other Loan Documents, or consummation of the Transactions contemplated hereby and thereby, shall be or become: (A) a “public-utility company,” a “holding company,” an “affiliate” of a “holding company,” an “associate company” of a “holding company,” or a “subsidiary company” of a “holding company,” as each such term is defined in PUHCA, or otherwise subject to regulation under PUHCA; (B) a “natural-gas company” or subject to regulation under the NGA; or (C) subject to regulation under the laws of any state with respect to public utilities.

Section 3.09 Federal Reserve Regulations. (a) Neither the Borrower nor any of its Restricted Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

(b) No part of the proceeds of any Loan will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, (i) to purchase or carry Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to refund indebtedness originally incurred for such purpose, or (ii) for any purpose that entails a violation of, or that is inconsistent with, the provisions of the Regulations of the Board, including Regulation U or Regulation X.

Section 3.10 Investment Company Act. Neither the Borrower nor any of its Restricted Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

Section 3.11 Use of Proceeds. The Borrower will use the proceeds of the Revolving Facility Loans solely for the issuance of Letters of Credit, to make Restricted Payments to the extent permitted by Section 6.06, and for working capital, capital expenditures and other lawful purposes (including the payment of transaction costs and expenses in connection with the Revolving Facility).

Section 3.12 Tax Returns. Except as set forth on Schedule 3.12, each of the Borrower and its Subsidiaries (i) has timely filed or caused to be timely filed all federal, state, local and non-U.S. Tax returns required to have been filed by it and each such Tax return is complete and accurate in all respects and (ii) has timely paid or caused to be timely paid all Taxes due and payable by it and all other Taxes or assessments, except in each case referred to in clauses (i) or (ii) above, (1) if the failure to comply would not cause a Material Adverse Effect or (2) if the Taxes or assessments are being contested in good faith by appropriate proceedings in accordance with Section 5.03 and for which the Borrower or any of its Subsidiaries (as the case may be) has set aside on its books adequate reserves in accordance with GAAP.

Section 3.13 No Material Misstatements. (a) All written information (other than the Projections, estimates, information of a general economic nature) (the “Information”) concerning the Borrower and its Subsidiaries, the Transactions and any other transactions contemplated hereby included in the Information Memorandum or otherwise prepared by or on behalf of the Administrative Agent in connection with the Transactions or the other transactions contemplated hereby, when taken as a whole, was true and correct in all material respects, as of the date such Information was furnished to the Lenders and as of the Closing Date, and did not contain any untrue statement of a material fact as of any such date or omit to state any material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances under which such statements were made.

(b) (b) The Projections prepared by or on behalf of the Borrower or any of its representatives and that have been made available to any Lenders or the Administrative Agent in connection with the Transactions or the other transactions contemplated hereby have been prepared in good faith based upon estimates and assumptions believed by the Borrower to be reasonable as of the time made, it being recognized by the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount.

Section 3.14 Employee Benefit Plans. (a) Each Plan has been administered in compliance with the applicable provisions of ERISA and the Code (and the regulations and published interpretations thereunder) except for such noncompliance that would not reasonably be expected to have a Material Adverse Effect. As of the Closing Date, the excess of the present value of all benefit liabilities under each Plan of the Borrower, and each Subsidiary of the Borrower and the ERISA Affiliates (based on those assumptions used to fund such Plan), as of the last annual valuation date applicable thereto for which a valuation is available, over the value of the assets of such Plan would not reasonably be expected to have a Material Adverse Effect, and the excess of the present value of all benefit liabilities of all underfunded Plans (based on those assumptions used to fund each such Plan) as of the last annual valuation dates applicable thereto for which valuations are available, over the value of the assets of all such underfunded Plans would not reasonably be expected to have a Material Adverse Effect. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other ERISA Events which have occurred or for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect.

(b) Any foreign pension schemes sponsored or maintained by the Borrower and each of its Subsidiaries, if any, are maintained in accordance with the requirements of applicable foreign law, except where noncompliance would not reasonably be expected to have a Material Adverse Effect.

Section 3.15 Environmental Matters. Except as set forth on Schedule 3.15 or for matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (i) no written Environmental Claim has been received or penalty incurred by the Borrower or any of its Subsidiaries, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the knowledge of any of the Loan Parties, threatened against the Borrower or any of its Subsidiaries which allege a violation of or liability under any Environmental Laws, in each case relating to the Borrower or any of its Subsidiaries, (ii) the Borrower and each of its Subsidiaries have obtained, and maintains in full force and effect, all permits, registrations and licenses to the extent necessary for the conduct of its businesses and operations as currently conducted, including for the construction of all pipelines and facilities, to comply with all applicable Environmental Laws and is, and has been, in material compliance with the terms and conditions of such permits, registrations and licenses, and with all applicable Environmental Laws, (iii) neither the Borrower nor any of its Subsidiaries is conducting, funding or responsible for any investigation, remediation, remedial action or cleanup of any Release or threatened Release of Hazardous Materials, (iv) there has been no Release or threatened Release of Hazardous Materials at any property currently or, to the knowledge of any of the Loan Parties, formerly owned, operated or leased by the Borrower or any of its Subsidiaries that would reasonably be expected to give rise to any material liability of the Borrower or any of its Subsidiaries under any Environmental Laws or material Environmental Claim against the Borrower or any of its Subsidiaries, and no Hazardous Material generated, owned or controlled by the Borrower or any of its Subsidiaries has been transported for disposal to or Released at any location in a manner that would reasonably be expected to give rise to any material liability of the Borrower or any of its Subsidiaries under any Environmental Laws or material Environmental Claim against the

Borrower or any of its Subsidiaries and (v) neither the Borrower nor any of its Subsidiaries has entered into any agreement or contract to assume, guarantee or indemnify a third party for any Environmental Claims. The Borrower and each of its Subsidiaries have made available to the Administrative Agent prior to the date hereof all material environmental audits, assessment reports and other material environmental documents in its possession or control with respect to the operations of, or any Real Property owned, operated or leased by, the Borrower and its Subsidiaries, other than such audits, assessment reports and other environmental documents not containing information that would reasonably be expected to result in any material Environmental Claims or liability to the Borrower and its Subsidiaries, taken as a whole. For purposes of Section 7.01(a), each of the representations and warranties contained in parts (i) and (iv) of this Section 3.15 that are qualified by the knowledge of the Borrower and its Subsidiaries shall be deemed not to be so qualified.

Section 3.16 Mortgages. The Mortgages executed and delivered pursuant to clause (h) of the Collateral and Guarantee Requirement and Section 5.10 shall be effective to create in favor of the Collateral Agent (for the benefit of the Secured Parties) a legal, valid and enforceable security interest on all of the Loan Parties’ right, title and interest in and to the Mortgaged Property thereunder and the proceeds thereof, and when such Mortgages are filed or recorded in the proper real estate filing or recording offices, the Collateral Agent (for the benefit of the Secured Parties) shall have a fully perfected first priority Lien on, and security interest in, all right, title and interest of the Loan Parties in such Mortgaged Property and, to the extent applicable, subject to Section 9-315 of the UCC, the proceeds thereof, in each case prior and superior in right to any other Person, other than with respect to Permitted Encumbrances.

Section 3.17 Real Property. (a) Schedule 3.17 lists completely and correctly all Closing Date Real Property and the address or location thereof, including the state in which such property is located.

(b) Subject to Permitted Encumbrances, the Midstream Assets are covered by fee deeds, rights of way, easements, leases, servitudes, permits, licenses, or other instruments or interests in real property (collectively, the “Midstream Assets Real Property Interests”) in favor of the applicable Loan Parties, recorded or filed, as applicable and if and to the extent required in accordance with applicable law to be so recorded or filed, in the real property records where the real property covered thereby is located or with the office of the applicable Railroad Commission or the applicable Department of Transportation, except where the failure of the Midstream Assets to be so covered, or any such documentation to be so recorded or filed, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Subject to Permitted Encumbrances and except to the extent the failure would not reasonably be expected to have a Material Adverse Effect, the Midstream Assets Real Property Interests granted to the Borrower or any other Loan Party that cover any Midstream Assets establish a continuous parcel for such Midstream Assets such that the applicable Loan Parties are able to construct, operate, and maintain the Midstream Assets in, over, under, or across the land covered thereby in the same way that a prudent owner and operator would construct, operate, and maintain similar assets.

(c) [Reserved].

(d) To the knowledge of any of the Loan Parties, there is no (i) breach or event of default on the part of the Borrower or any other Loan Party with respect to any Midstream Assets Real Property Interests granted to the Borrower or any other Loan Party that covers any of the Midstream Assets, (ii) breach or event of default on the part of any other party to any Midstream Assets Real Property Interests granted to the Borrower or any other Loan Party that covers any of the Midstream Assets, and (iii) event that, with the giving of notice or lapse of time or both, would constitute such breach or event of default on the part of the Borrower or any other Loan Party with respect to any Midstream Assets Real Property Interests granted to the Borrower or any other Loan Party that covers any of the Midstream Assets or on the part of any other party thereto, in the case of clauses (i), (ii) and (iii) above, except for any breaches, defaults or events, individually or in the aggregate, which would not reasonably be expected to have a Material Adverse Effect. The Midstream Assets Real Property Interests granted to the Borrower or any other Loan Party that cover any of the Midstream Assets (to the extent applicable) are in full force and effect in all material respects and are valid and enforceable against the applicable Loan Party party thereto in accordance with their terms (subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent transfer, fraudulent conveyance or similar laws effecting creditors’ rights generally and subject, as to enforceability to the effect of general principles of equity) and all rental and other payments due thereunder, if any, by the applicable Loan Parties have been duly paid in accordance with the terms of the Midstream Assets Real Property Interests except to the extent that a failure of the Midstream Assets Real Property Interests to be in full force and effect in all material respects or a failure by the applicable Loan Parties to have duly paid all payments due thereunder, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(e) The Midstream Assets are located within the confines of the Midstream Assets Real Property Interests granted to the Borrower or any other Loan Party and do not encroach upon any adjoining property, except to the extent (i) the failure to be so located or (ii) the existence of any such encroachment would not reasonably be expected to have a Material Adverse Effect.

(f) Except as would not reasonably be expected to have a Material Adverse Effect, the material personal property used in the Loan Parties’ Midstream Activities is in good repair, working order, and condition, normal wear and tear excepted.

(g) Other than Mortgaged Property with respect to which the requirements of clause (h)(iii) of the definition of Collateral and Guarantee Requirement have been satisfied, no portion of any Mortgaged Property is located in a special flood hazard area as designated by any Governmental Authority.

Section 3.18 Solvency. As of the Closing Date, immediately after giving effect to the Transactions (i) the fair value of the assets (for the avoidance of doubt, calculated to include goodwill and other intangibles) of the Borrower and its Restricted Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the Borrower and its Restricted Subsidiaries on a consolidated basis; (ii) the present fair saleable value of the property of the Borrower and its Restricted Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the Borrower and its Restricted Subsidiaries on a consolidated basis, on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the Borrower and its Restricted Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) the Borrower and its Restricted Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

Section 3.19 Labor Matters. There are no strikes pending or threatened against the Borrower or any of its Restricted Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. The hours worked and payments made to employees of the Borrower and its Restricted Subsidiaries have not been in violation in any material respect of the Fair Labor Standards Act or any other applicable law dealing with such matters. All material payments due from the Borrower or any of its Restricted Subsidiaries or for which any claim may be made against the Borrower or any of its Restricted Subsidiaries, on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of the Borrower or such Restricted Subsidiary to the extent required by GAAP.

Section 3.20 Insurance. Schedule 3.20 sets forth a true, complete and correct description of all material insurance maintained by or on behalf of the Borrower and its Restricted Subsidiaries as of the Closing Date. As of such date, such insurance is in full force and effect. The Borrower believes that the insurance maintained by or on behalf of it and its Restricted Subsidiaries is in all material respects adequate.

Section 3.21 Status as Senior Debt; Perfection of Security Interests. The Obligations shall rank pari passu with any other senior Indebtedness or securities of the Borrower and shall constitute senior indebtedness of the Borrower and the Restricted Subsidiaries under and as defined in any documentation documenting any junior indebtedness of the Borrower or the Restricted Subsidiaries. Each Collateral Agreement delivered pursuant to Section 4.02 and 5.10 will, upon execution and delivery thereof, be effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof. In the case of the Pledged Collateral described in the Collateral Agreement, when stock certificates, or other certificates evidencing ownership, representing such Pledged Collateral are delivered to the Collateral

Agent, and in the case of the other Collateral described in the Collateral Agreement, when financing statements and other filings specified therein in appropriate form are filed in the offices specified therein, the Lien created by the Collateral Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral and the proceeds thereof to the extent perfection can be obtained by filing financing statements, making such other filings specified therein or by possession, as security for the Obligations of such Loan Party, in each case prior and superior in right to any other Person, subject, in the case of Collateral other than Pledged Collateral, to Permitted Liens, and in the case of Pledged Collateral, to Liens arising (and that have priority) by operation of law. In the case of the Pledged Accounts described in the Collateral Agreement, when an Account Control Agreement has been entered into with respect to any Pledged Account, the security interest created by the Collateral Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the applicable Loan Party party thereto in the portion of the “Collateral” described therein that consists of Pledged Accounts, prior and superior in right to any other Person, subject only to the prior Lien and control of the applicable Commodity Contract or Swap Agreement counterparty.

Section 3.22 Material Contracts. Other than the Omnibus Agreement and the contracts listed in the letter delivered pursuant to clause (b) of the definition of “Material Contracts,” as of the Closing Date there are no Material Contracts. Each Material Contract is in full force and effect, except for such matters in respect of such Material Contract that individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each of the Borrower and each Restricted Subsidiary has performed, in all material respects, all its or their obligations under all Material Contracts, and to the knowledge of the Borrower, no other party to such Material Contracts is in default thereunder, except in each case to the extent such non-performance or default would not reasonably be expected to have a Material Adverse Effect. None of the Borrower or any Restricted Subsidiary has (a) assigned to any Person (other than the Administrative Agent) any of its rights under any Material Contract or (b) waived any of its rights of material value under any Material Contract, except in each case to the extent such assignment or waiver would not reasonably be expected to have a Material Adverse Effect. None of the Material Contracts has been terminated, except for such terminations which, individually or in the aggregate with any other terminations of Material Contracts, could not reasonably be expected to have a Material Adverse Effect.

Section 3.23 Anti-Terrorism Laws.

(a) Neither the Borrower nor any of its Restricted Subsidiaries or, to the knowledge of the Borrower or any of its Restricted Subsidiaries, any director, officer, employee, agent, affiliate or representative of the Borrower or any of its Restricted Subsidiaries, is a Person that is, or is owned or controlled by a Person that is:

(i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations

Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor

(ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, Sudan, Libya, Syria, North Korea, and Burma/Myanmar).

(iii) The Borrower and its Restricted Subsidiaries will not, directly or indirectly, knowingly use the proceeds of the Loans, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(iv) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(v) in any other manner that will result in a violation of Sanctions by any Person, including without limitation any Loan Party.

(b) Neither the Borrower nor any of its Restricted Subsidiaries has, in the past five (5) years, knowingly engaged in, is not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

ARTICLE IV

CONDITIONS TO CREDIT EVENTS

The obligations of (a) the Lenders to make Loans or (b) any Issuing Bank to issue, amend, extend or renew any Letter of Credit hereunder (each of (a) and (b), a “Credit Event”) are subject to the satisfaction of the following conditions:

Section 4.01 All Credit Events. On the date of each Credit Event:

(a) The Administrative Agent shall have received, in the case of a Borrowing, a Borrowing Request as required by Section 2.03 (or a Borrowing Request shall have been deemed given in accordance with the last paragraph of Section 2.03) or, in the case of the issuance of a Letter of Credit, the applicable Issuing Bank and the Administrative Agent shall have received a notice requesting the issuance of such Letter of Credit as required by Section 2.05(b).

(b) The representations and warranties set forth in Article III hereof shall be true and correct in all material respects on and as of the date of such Credit Event (other than an amendment, extension or renewal of a Letter of Credit without any increase in the stated amount of such Letter of Credit), as applicable, with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date

(in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

(c) At the time of and immediately after such Credit Event, as applicable, no Event of Default or Default shall have occurred and be continuing.

Each Credit Event (other than an amendment, extension or renewal of a Letter of Credit without any increase in the stated amount of such Letter of Credit in the case of clause (b) above) shall be deemed to constitute a representation and warranty by the Borrower on the date of such Credit Event as to the matters specified in paragraphs (b) and (c) of this Section 4.01.

Section 4.02 First Credit Event. On the Closing Date:

(a) This Agreement and each other Loan Document required herein to be entered into on or prior to the Closing Date shall be in form and substance reasonably satisfactory to the Administrative Agent, the Collateral Agent, each Joint Lead Arranger and each Lender (it being agreed that by executing and delivering a counterpart of this Agreement, each such Person is confirming that this Agreement, and the form of each Loan Document attached as an exhibit hereto, is reasonably satisfactory to it, subject to any amendment or other modification thereto effected pursuant to Section 9.08) and shall have been duly executed by the parties thereto and the Administrative Agent (or its counsel) shall have received from each party thereto either (a) a counterpart of this Agreement and each other Loan Document signed on behalf of such party or (b) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission, or electronic transmission of a PDF copy, of a signed signature page of this Agreement and each other Loan Document) that such party has signed a counterpart of this Agreement and each other Loan Document.

(b) The Administrative Agent shall have received, on behalf of itself, the Collateral Agent, the Lenders and each Issuing Bank on the Closing Date, favorable written opinions of (i) Gibson, Dunn & Crutcher LLP, special New York counsel for the Loan Parties, and (ii) Conner & Winters, LLP, special Oklahoma counsel for the Loan Parties, in each case, (A) dated the Closing Date, (B) addressed to each Issuing Bank on the Closing Date, the Administrative Agent, the Collateral Agent and the Lenders and (C) in form and substance reasonably satisfactory to the Administrative Agent and covering such other matters relating to the Loan Documents as the Administrative Agent shall reasonably request, and each Loan Party hereby instructs its counsel to deliver such opinions.

(c) The Administrative Agent shall have received in the case of each Loan Party each of the following:

(i) a copy of the certificate or articles of incorporation or certificate of formation or other relevant constitutional documents, including all amendments thereto, of each Loan Party, each certified as of a recent date by the secretary of state (or other similar official) of the state of such Person’s organization, and a certificate as to the good standing (to the extent such concept or a similar concept exists under the laws of such jurisdiction) of each such Loan Party as of a recent date from the secretary of state (or other similar official) of the state of such Party’s organization;

(ii) a certificate of a Responsible Officer of each Loan Party, to be dated the Closing Date and certifying:

(A) that attached thereto is a true and complete copy of the by-laws (or partnership agreement or limited liability company agreement or other equivalent governing documents) of such Loan Party as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (B) below,

(B) that attached thereto is a true and complete copy of resolutions duly adopted by the board of directors (or equivalent governing body) of such Loan Party (or its managing general partner or managing member) authorizing the execution, delivery and performance of the Loan Documents to which such Loan Party is a party and, if applicable, the borrowings hereunder and the granting of the Liens contemplated to be granted by each Loan Party under the Security Documents, and that such resolutions have not been modified, rescinded or amended and are in full force and effect,

(C) that the certificate or articles of incorporation, or certificate of formation, as applicable, of such Loan Party has not been amended since the date of the last amendment thereto disclosed pursuant to clause (i) above,

(D) as to the incumbency and specimen signature of each officer, member or partner (as applicable) of such Person executing any Loan Document or any other document delivered in connection herewith on behalf of such Loan Party, and

(E) as to the absence of any pending proceeding for the dissolution or liquidation of such Loan Party or, to the knowledge of such Person, threatening the existence of such Loan Party;

(d) a certificate of another Responsible Officer of each Loan Party as to the incumbency and specimen signature of the Responsible Officer executing the certificate pursuant to clause (ii) above (which certificate may be included in the certificate delivered pursuant to clause (ii) above); and

(e) Such other customary corporate documents (or limited partnership or limited liability company equivalent) with respect to any Loan Party as the Administrative Agent may reasonably request.

(f) (i) A certificate signed by a Responsible Officer of each Loan Party certifying that as of the Closing Date and after giving effect to the Loans requested to be made on such date the representations and warranties made by such Loan Party are true and correct in all material respects except for representations and warranties that expressly refer to an earlier date which are true and correct in all material respects as of such earlier date and (ii) a certificate of the Borrower signed by a Responsible Officer of the Borrower certifying that as of the Closing Date and after giving effect to the Loans requested to be made on such date and the application of the proceeds therefrom, (A) no Default or Event of Default has occurred and is continuing or will have occurred and be continuing and (B) as to the matters set forth in clause (j) below.

(g) The Collateral and Guarantee Requirement with respect to items to be completed as of the Closing Date shall have been satisfied and the Administrative Agent shall have received a completed Perfection Certificate dated the Closing Date and signed by a Responsible Officer of the Borrower, together with all attachments contemplated thereby, including the results of tax and judgment lien searches and a search of the UCC (or equivalent under other similar law) filings made with respect to the Loan Parties in the jurisdictions contemplated by the Perfection Certificate and copies of the financing statements (or similar documents) disclosed by such search and evidence reasonably satisfactory to the Administrative Agent that the Liens indicated by such financing statements (or similar documents) are permitted by Section 6.02 or have been released;

(h) After giving effect to the Transactions, and the other transactions contemplated hereby, the Borrower and its Restricted Subsidiaries shall have no outstanding Indebtedness other than (i) the Loans and other extensions of credit under this Agreement and (ii) other Indebtedness permitted pursuant to Section 6.01.

(i) The Lenders shall have received a solvency certificate substantially in the form of Exhibit F and signed by the chief financial officer or another Financial Officer of the Borrower confirming the solvency of the Borrower and of the Borrower and its Subsidiaries on a consolidated basis, in each case, after giving effect to the Transactions.

(j) There shall not have been, since August 12, 2011, any event or circumstance that has had, or would reasonably be expected to have, a Material Adverse Effect.

(k) The Agents shall have received all fees payable thereto or to any Lender or to the Joint Lead Arrangers on or prior to the Closing Date and, to the extent invoiced, all other amounts due and payable pursuant to the Loan Documents on or prior to the Closing Date, including, to the extent invoiced on or before two (2) Business Days prior to the Closing Date, reimbursement or payment of all reasonable out-of-pocket expenses (including fees, charges and disbursements of Latham & Watkins, LLP and local counsel in any jurisdiction that the Administrative Agent deems relevant in respect of the transactions contemplated under this Agreement) required to be reimbursed or paid by the Loan Parties hereunder or under any Loan Document. All such amounts will be paid with proceeds of the Loans made on the Closing Date and will be reflected in the funding instructions given by the Borrower to the Administrative Agent on or before the Closing Date.

(l) The Administrative Agent shall have received a certificate signed by a Responsible Officer of the Borrower as to the matters set forth in clauses (g), (f) and (v) of this Section 4.02.

(m) All requisite Governmental Authorities and third parties shall have approved or consented to the Transactions, and there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain or prevent the Transactions and copies of all such approvals shall have been delivered to the Lenders.

(n) At least five (5) Business Days prior to the Closing Date, the Administrative Agent shall have received from the Borrower a financial model which includes the income statements, balance sheets and cash flow statements for each business segment and business unit consolidating to the Borrower and its Subsidiaries, to the Restricted Subsidiaries and to the Unrestricted Subsidiaries, in each case, containing projections of revenue, expenses and cash flows over a period ending no earlier than the Maturity Date, which shall be in form and substance satisfactory to the Lenders. The model shall also include the calculation of EBITDA, the Interest Coverage Ratio and the Leverage Ratio through the projection period.

(o) The Administrative Agent shall have received as of the Closing Date (i) audited annual combined financial statements of the Borrower’s predecessor for the last fiscal year, (ii) unaudited combined financial statements of the Borrower’s predecessor for the six-month period ending June 30, 2011 and (iii) unaudited combined financial statements of the Borrower’s predecessor for the nine-month period ended September 30, 2011, if available. The Administrative Agent shall have received correct and complete copies of the pro forma combined balance sheet of the Borrower and its Subsidiaries as of the end of the most recent fiscal quarter for which complete financial statements are available, prepared after giving effect to the transactions contemplated hereby and by the other Loan Documents to occur on the Closing Date.

(p) Each Lender shall have received at least five (5) Business Days prior to the Closing Date all documentation and other written information requested by the Administrative Agent and required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. PATRIOT Act.

(q) Except with respect to Mortgaged Property, the Collateral Agent shall have been granted on the Closing Date, for the benefit of the Secured Parties, first priority perfected Liens on the Collateral (subject only to Permitted Liens). The Pledged Collateral shall have been duly and validly pledged under the Collateral Agreement to the Collateral Agent, for the benefit of the Secured Parties, and certificates representing the Pledged Collateral, accompanied by instruments of transfer indorsed in blank, shall be in the actual possession of the Collateral Agent.

(r) The Collateral Agent shall have received (A) appropriately completed UCC financing statements (Form UCC l), naming the applicable Loan Parties as debtors and the Collateral Agent as secured party, in form appropriate for filing as may be necessary to perfect the security interests purported to be created by the Security Documents, covering the applicable Collateral, (B) appropriately completed copies of all other recordings and filings of, or with respect to, the Security Documents as may be necessary to perfect the security interests purported to be created by the Security Documents to the extent that the corresponding Collateral and Guarantee Requirement is required to be complied with on the Closing Date, and (C)

evidence that all other actions necessary to perfect the security interests purported to be created by the Security Documents have been taken or will be taken on the Closing Date to the extent that the corresponding Collateral and Guarantee Requirement is required to be complied with on the Closing Date.

(s) Insurance complying with Section 5.02 shall be in full force and effect and the Administrative Agent shall have received a certificate from the applicable Loan Parties’ insurance broker(s), dated on or around the Closing Date and identifying underwriters, type of insurance, insurance limits and policy terms, listing the special provisions required as set forth in Section 5.02, describing the insurance obtained and stating that such insurance is in full force and effect and that all premiums then due thereon have been paid (or with such other content as is reasonably acceptable to the Administrative Agent), in form and substance reasonably satisfactory to the Administrative Agent.

(t) The Administrative Agent shall have received a copy of the Risk Management Policy.

(u) The Administrative Agent shall have received reasonably satisfactory evidence that the Borrower has available liquidity (comprised of cash or undrawn availability under the Revolving Facility that would be permitted to be drawn in compliance with the financial covenants) of at least $50.0 million at the Closing Date.

(v) (i) An initial public offering of the common limited partnership units of the Borrower shall have been completed on or prior to March 30, 2012 and the Borrower shall have received gross proceeds thereof in an aggregate amount of not less than U.S.$125.0 million, and (ii) such common limited partnership units of the Borrower shall be listed on the New York Stock Exchange.

(w) The Administrative Agent shall have received reasonably satisfactory evidence that the Leverage Ratio on the Closing Date (after giving effect to any Borrowing on the Closing Date) shall not exceed 4.00 to 1.00.

(x) The Administrative Agent shall have received from the Borrower at least two (2) Business Days prior to the Closing Date a letter identifying each of the Existing Letters of Credit.

ARTICLE V

AFFIRMATIVE COVENANTS

The Borrower covenants and agrees with each Lender that from and after the Closing Date, so long as this Agreement shall remain in effect and until the Commitments have been terminated and the principal of and interest on each Loan, all Fees and all other expenses or amounts payable under any Loan Document shall have been paid in full and all Letters of Credit have been canceled or have expired and all amounts drawn thereunder have been reimbursed in full, unless the Required Lenders shall otherwise consent in writing, the Borrower will, and will cause each of its Restricted Subsidiaries to:

Section 5.01 Existence, Business and Property. (a) Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, except (i) as otherwise expressly permitted under Section 6.05, and (ii) for the liquidation or dissolution of any Restricted Subsidiary if the assets of such Restricted Subsidiary to the extent they exceed estimated liabilities and are acquired by the Borrower or a Wholly Owned Subsidiary of the Borrower in such liquidation or dissolution; provided, that Subsidiary Guarantors may not be liquidated into Subsidiaries that are not Loan Parties.

(b) Do or cause to be done all things necessary to (i) in the Borrower’s reasonable judgment obtain, preserve, renew, extend and keep in full force and effect the permits, franchises, authorizations, patents, trademarks, service marks, trade names, copyrights, licenses and rights with respect thereto necessary to the normal conduct of its business, (ii) comply in all material respects with all applicable laws, rules, regulations (including any zoning, building, ordinance, code or approval or any building permits or any restrictions of record or agreements affecting the Mortgaged Property) and judgments, writs, injunctions, decrees, permits, licenses and orders of any Governmental Authority, whether now in effect or hereafter enacted and (iii) at all times maintain and preserve all property necessary to the normal conduct of its business and keep such property in good repair, working order and condition, ordinary wear and tear excepted, and from time to time make, or cause to be made, all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith, if any, may be conducted at all times (in each case except as expressly permitted by this Agreement); in each case in this paragraph (b) except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

Section 5.02 Insurance. (a) Keep its insurable properties insured at all times by financially sound and reputable insurers in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

(b) Cause all such property and casualty insurance policies with respect to the Mortgaged Property and personal property located in the United States to be endorsed or otherwise amended to include a “standard” or “New York” lender’s loss payable endorsement, in form and substance reasonably satisfactory to the Administrative Agent and the Collateral Agent, which endorsement shall provide that, from and after the Closing Date, if the insurance carrier shall have received written notice from either the Administrative Agent or the Collateral Agent of the occurrence of an Event of Default, the insurance carrier shall pay all proceeds otherwise payable to the Borrower or other Loan Parties under such policies directly to the Collateral Agent; cause all such policies to contain a “Replacement Cost Endorsement,” without any deduction for depreciation, and such other provisions as the Administrative Agent or the Collateral Agent may reasonably (in light of a Default or a material development in respect of the insured property) require from time to time to protect their interests; deliver original or certified copies of all such policies or a certificate of an insurance broker to the Collateral Agent; cause each such policy to provide that it shall not be canceled or not renewed (i) by reason of nonpayment of premium upon not less than ten (10) days’ prior written notice thereof or (ii) for any other reason upon not less than thirty (30) days’ prior written notice thereof by the insurer to the Administrative Agent and the Collateral Agent and deliver to the Administrative Agent and the Collateral Agent, prior to the cancellation or nonrenewal of any such policy of insurance, a copy of a renewal or replacement policy (or other evidence of renewal of a policy previously delivered to the Administrative Agent and the Collateral Agent), or insurance certificate with respect thereto, together with evidence satisfactory to the Administrative Agent and the Collateral Agent of payment of the premium therefor.

(c) To the extent any Mortgaged Property is subject to the provisions of the Flood Insurance Laws (as defined below), (i) (A) concurrently with the delivery of any Mortgage in favor of the Collateral Agent in connection therewith, and (B) at any other time if necessary for compliance with applicable Flood Insurance Laws, provide the Collateral Agent with a standard flood hazard determination form for such Mortgaged Property and (ii) if any improvement comprising part of such Mortgaged Property are located in an area designated a “flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), obtain flood insurance in such reasonable total amount as the Administrative Agent or the Collateral Agent may from time to time reasonably require, and otherwise comply with the National Flood Insurance Program as set forth in the Flood Disaster Protection Act of 1973, as it may be amended from time to time (the “Flood Insurance Laws”). In addition, to the extent the Borrower or any of the other Loan Parties fail to obtain or maintain satisfactory flood insurance required pursuant to the preceding sentence with respect to any Mortgaged Property, the Collateral Agent shall be permitted, in its sole discretion, to obtain forced placed insurance at the Borrower’s expense to ensure compliance with any applicable Flood Insurance Laws.

(d) With respect to each Mortgaged Property located in the United States, carry and maintain comprehensive general liability insurance including the “broad form CGL endorsement” (or equivalent coverage) and coverage on an occurrence basis against claims made for personal injury (including bodily injury, death and property damage) and umbrella liability insurance against any and all claims, in each case in amounts and against such risks as are customarily maintained by companies engaged in the same or similar industry operating in the same or similar locations naming the Collateral Agent as an additional insured, on forms reasonably satisfactory to the Collateral Agent.

(e) In connection with the covenants set forth in this Section 5.02, it is understood and agreed that:

(i) none of the Agents, the Lenders, the Issuing Banks or their respective agents or employees shall be liable for any loss or damage insured by the insurance policies required to be maintained under this Section 5.02, it being understood that (A) the Borrower and its Restricted Subsidiaries shall look solely to their insurance companies or any parties other than the aforesaid parties for the recovery of such loss or damage and (B) such insurance companies shall have no rights of subrogation against the Agents, the Lenders, any Issuing Bank or their agents or employees. If, however, the insurance policies do not provide waiver of subrogation rights against such parties, as required above, then the Borrower hereby agrees, to the extent permitted by law, to waive, and to cause each of its

Restricted Subsidiaries to waive, its right of recovery, if any, against the Agents, the Lenders, any Issuing Bank and their agents and employees; and

(ii) the designation of any form, type or amount of insurance coverage by the Administrative Agent, the Collateral Agent or the Lenders under this Section 5.02 shall in no event be deemed a representation, warranty or advice by the Administrative Agent, the Collateral Agent or the Lenders that such insurance is adequate for the purposes of the business of the Borrower or any of its Restricted Subsidiaries or the protection of their properties.

Section 5.03 Taxes; Payment of and Performance of Obligations. (a) Pay and discharge promptly when due all material Taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or in respect of its property, before the same shall become delinquent or in default, as well as all lawful claims for labor, materials and supplies or otherwise that, if unpaid, might give rise to a Lien upon such properties or any part thereof; provided, that such payment and discharge shall not be required with respect to any such Tax, assessment, charge, levy or claim to the extent that (i) the validity or amount thereof shall be contested in good faith by appropriate proceedings, and the Borrower or the affected Restricted Subsidiary of the Borrower, as applicable, shall have set aside on its books reserves in accordance with GAAP with respect thereto or (ii) the aggregate amount of such Taxes, assessments, charges, levies or claims does not exceed U.S.$2.5 million.

(b) Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the Borrower or the affected Restricted Subsidiary of the Borrower or if the failure to pay, discharge or otherwise satisfy such obligation could not reasonably be expected to have a Material Adverse Effect.

(c) With respect to payment obligations in any Material Contract, pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature that by law have become or might become a Lien (other than with respect to Permitted Liens) imposed upon it or upon its Properties, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the Borrower or the affected Restricted Subsidiary of the Borrower or if the failure to pay, discharge or otherwise satisfy such obligation would not reasonably be expected to have a Material Adverse Effect.

(d) (i) Perform and observe in all material respects all of the covenants and agreements (other than covenants or agreements to pay covered in Section 5.03(b)) contained in each Material Contract to which any of the Borrower or a Restricted Subsidiary is a party that are provided to be performed and observed on the part of the Borrower or any Restricted Subsidiary (taking into account any grace period); and (ii) diligently and in good faith enforce, using appropriate procedures and proceedings, all of such Person’s material rights and remedies under

(including taking all diligent actions required to collect amounts owed to such Person by any other parties thereunder) each Material Contract, except, in each case, where the failure to comply with any of the foregoing would not reasonably be expected to have a Material Adverse Effect.

Section 5.04 Financial Statements, Reports, Copies of Contracts, Etc.

Furnish to the Administrative Agent (which will promptly furnish such information to the Lenders); provided that any documents or reports filed with the SEC and required to be delivered under this Section 5.04 shall be deemed to have been delivered to the Administrative Agent:

(a) within one hundred (100) days after the end of each fiscal year, a consolidated and consolidating balance sheet and related consolidated statements of operations, cash flows and owners’ equity showing the financial position of the Borrower and its Subsidiaries as of the close of such fiscal year and the consolidated and consolidating results of their operations during such year and setting forth in comparative form the corresponding figures for the prior fiscal year, accompanied by an opinion of independent accountants of recognized national standing reasonably acceptable to the Administrative Agent (which shall not be qualified in any material respect) to the effect that such consolidated financial statements fairly present, in all material respects, the financial position and results of operations of the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP;

(b) within fifty (50) days after the end of each of the first three fiscal quarters of each fiscal year, a consolidated and consolidating balance sheet and related consolidated statements of operations and cash flows showing the financial position of the Borrower and its Subsidiaries as of the close of such fiscal quarter and the consolidated and consolidating results of their operations during such fiscal quarter and the then-elapsed portion of the fiscal year and setting forth in comparative form the corresponding figures for the corresponding periods of the prior fiscal year, all certified by the Financial Officer or other Responsible Officer of the Borrower, on behalf of the Borrower, as fairly presenting, in all material respects, the financial position and results of operations of the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP (subject to normal year-end audit adjustments and the absence of footnotes);

(c) (i) concurrently with any delivery of financial statements under (a) or (b) above, a certificate of the Financial Officer or a Responsible Officer of the Borrower (A) certifying that no Event of Default or Default has occurred or, if such an Event of Default or Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto, and (B) setting forth a computation of the Financial Performance Covenants in detail reasonably satisfactory to the Administrative Agent, and (ii) concurrently with any delivery of financial statements under (a) above, a certificate of its independent accounting firm stating whether they obtained knowledge during the course of their examination of such statements of any Default or Event of Default under the Financial Performance Covenants (which certificate may be limited to accounting matters and disclaims responsibility for legal interpretations);

(d) (i) upon the consummation of any Permitted Business Acquisition, the acquisition of any Restricted Subsidiary or any Person becoming a Restricted Subsidiary in each case if the aggregate consideration for such transaction exceeds U.S.$10.0 million, or the reasonable request of the Administrative Agent (but not, in the case of such request, more often than annually), an updated Perfection Certificate (or, to the extent such request relates to specified information contained in the Perfection Certificate, such information) reflecting all changes since the date of the information most recently received, pursuant to Section 4.02(g), this paragraph (d) or Section 5.10(e) and (ii) concurrently with the delivery of financial statements under Section 5.04(a), a certificate executed by a Responsible Officer of the Borrower certifying compliance with Section 5.02(c) and providing evidence of such compliance, including without limitation copies of any flood hazard determination forms required to be delivered pursuant to Section 5.02(c);

(e) promptly, a copy of all reports reasonably deemed by Borrower, in consultation with the Administrative Agent, to be material and adverse to the Borrower submitted to the board of directors (or any committee thereof) of the Borrower or any of its Restricted Subsidiaries in connection with any interim or special audit made by independent accountants of the books of the Borrower or any of its Restricted Subsidiaries;

(f) promptly, from time to time, such other material information regarding the operations, business affairs and financial condition of the Borrower or any of its Restricted Subsidiaries, or compliance with the terms of any Loan Document, or such consolidating financial statements, as in each case the Administrative Agent may reasonably request (for itself or on behalf of any Lender);

(g) concurrently with any delivery of financial statements under (a) or (b) above, a report of gas or liquids gathering throughput with respect to any natural gas or liquids gathering system;

(h) no later than thirty (30) days following the first day of each fiscal year of the Borrower, a budget for such fiscal year, in form customarily prepared by the Borrower and reasonably satisfactory to the Administrative Agent;

(i) within seven (7) Business Days after the end of each calendar month, a report certified by the Borrower (i) detailing the position and marked-to-market value of all Commodity Contracts and Swap Agreements and showing compliance with the Risk Management Policy, in the form of Exhibit J, and (ii) detailing the position and marked-to-market value of all Secured Swap Agreements, in the form of Exhibit K, in each case, as of the last day of such month; and

(j) promptly, and in any event within the timing required to file a “Material Contract” under Regulation S-K, following the execution by the Borrower or any Restricted Subsidiary of a Material Contract (other than a Material Contract existing on the Closing Date), or any material amendment, supplement or other modification to any other Material Contract, copies of such new Material Contract, amendment, supplement or other modification (it being understood that this clause (j) in no way expands or otherwise modifies the limitation set forth in Section 6.09 with respect to amendments and other modifications to other Material Contracts).

Section 5.05 Litigation and Other Notices. Furnish to the Administrative Agent written notice of the following promptly after any Responsible Officer of the Borrower or any Restricted Subsidiary obtains actual knowledge thereof:

(a) any Event of Default or Default, specifying the nature and extent thereof and the corrective action (if any) proposed to be taken with respect thereto;

(b) the filing or commencement of, or any written threat or written notice of intention of any Person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority or in arbitration, against the Borrower or any of its Restricted Subsidiaries as to which an adverse determination is reasonably probable and which, if adversely determined, could reasonably be expected to have a Material Adverse Effect;

(c) any other development specific to the Borrower or any of its Restricted Subsidiaries, including the incurrence of any contingent liabilities or occurrence of any Environmental Events that is not a matter of general public knowledge and that has had, or could reasonably be expected to have, a Material Adverse Effect; and

(d) the occurrence of any ERISA Event that, together with all other ERISA Events that have occurred, could reasonably be expected to have a Material Adverse Effect.

Section 5.06 Compliance with Laws. Comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property (owned or leased), except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect; provided, that this Section 5.06 shall not apply to Environmental Laws, which are the subject of Section 5.09, or to laws related to Taxes, which are the subject of Section 5.03.

Section 5.07 Maintaining Records; Access to Properties and Inspections. (a) Maintain all financial records in accordance with GAAP and permit the Administrative Agent (or any Persons designated thereby) or, upon the occurrence and during the continuation of an Event of Default, any Lender, to visit and inspect the financial records and the properties of the Borrower or any of its Restricted Subsidiaries at reasonable mutually agreed times during normal business hours, upon at least three (3) Business Days prior notice to the Borrower or, if an Event of Default has occurred and is continuing, upon reasonable prior notice to the Borrower, and as often as reasonably requested but in no event more than once per fiscal quarter so long as no Event of Default is continuing, and to make extracts from and copies of such financial records (subject to compliance with copyright laws), and permit the Administrative Agent (or Persons designated thereby) or, upon the occurrence and during the continuation of an Event of Default, any Lender or any Issuing Bank, upon reasonable prior notice to the Borrower to discuss the affairs, finances and condition of the Borrower or any of its Restricted Subsidiaries with the officers thereof, or the general partner, managing member or sole member thereof (subject to reasonable requirements of confidentiality, including requirements imposed by law or by contract); provided, that, during any calendar year absent the occurrence and continuation of an Event of Default, only one visit by the Administrative Agent for reasonable expenses of a reasonable number of people shall be at the Borrower’s expense; provided, further, that when an Event of Default exists, the Administrative Agent or any Lender may do any of the foregoing at the expense of the Borrower provided that the exercise of rights under this Section shall not unreasonably interfere with the business of the Borrower or any of its Restricted Subsidiaries.

(b) (i) Maintain or cause the maintenance of the interests and rights with respect to the Midstream Assets Real Property Interests for the Midstream Assets except to the extent individually or in the aggregate the failure to maintain such interests and rights would not reasonably be expected to have a Material Adverse Effect, (ii) subject to the Permitted Encumbrances and except to the extent the failure would not reasonably be expected to have a Material Adverse Effect, maintain the Midstream Assets within the confines of the Midstream Assets Real Property Interests granted to the applicable Loan Party with respect thereto without material encroachment upon any adjoining property, (iii) maintain such rights of ingress and egress necessary to permit the Loan Parties to inspect, operate, repair, and maintain the Midstream Assets, except to the extent that failure to maintain such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect and provided that the Borrower or any other Loan Party may hire third parties to perform these functions, and (iv) maintain all material agreements, licenses, permits, and other rights required for any of the foregoing described in clauses (i), (ii) and (iii) of this Section 5.07(b) in full force and effect in accordance with their terms, timely make any payments due thereunder, and prevent any default thereunder which could result in a termination or loss thereof, except with respect to any failure to maintain any material agreements, licenses, permits and other rights required herein, to make any such payments, or to prevent any such default, that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 5.08 Use of Proceeds. Use the proceeds of the Loans and the issuance of Letters of Credit solely for the purposes described in Section 3.11.

Section 5.09 Compliance with Environmental Laws. Comply, cause all of the Restricted Subsidiaries to comply, and make commercially reasonable efforts to cause all lessees and other Persons occupying its properties to comply, with all Environmental Laws applicable to its business, operations and properties; obtain and maintain in full force and effect all material authorizations, registrations, licenses and permits required pursuant to Environmental Law for its business, operations and properties; and perform any investigation, remedial action or cleanup required pursuant to the Release of any Hazardous Materials as required pursuant to Environmental Laws, except, in each case with respect to this Section 5.09, to the extent the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or when Borrower’s Restricted Subsidiaries (i) have a good faith basis to object to performing such investigation, remedial action or cleanup of the Release of any Hazardous Materials; (ii) have taken appropriate actions (administrative or judicial) to challenge such obligation to perform; and (iii) the failure to perform during the pendency of such challenge will not reasonably be expected to result in a Material Adverse Effect.

Section 5.10 Further Assurances. (a) Execute and deliver any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, transmitting utility filings, Mortgages and other documents and recordings of Liens in stock registries or land title registries, as applicable), that may be required under any applicable law, or that the Administrative Agent may reasonably request, to cause the Collateral and Guarantee Requirement to be and remain satisfied, all at the expense of the Loan Parties, and provide to the Administrative Agent, from time to time upon reasonable request, evidence reasonably satisfactory to the Administrative Agent as to the perfection and priority of the Liens created or intended to be created by the Security Documents.

(b) Grant and cause each of the Loan Parties to grant to the Collateral Agent security interests and Mortgages in such Material Real Property acquired after the Closing Date and satisfy the requirements of clause (h) of the definition of Collateral and Guarantee Requirement with respect to such Material Real Property within ninety (90) days after the date such Material Real Property is acquired and (ii) within ninety (90) days after the end of each fiscal year of the Borrower, grant and cause each of the Loan Parties to grant to the Collateral Agent security interests and Mortgages in any Material Real Property of the Borrower or any other Loan Party that, as of the end of such fiscal year, constituted Material Real Property (and that is not already Mortgaged Property) and otherwise satisfy the requirements of clause (h) of the definition of Collateral and Guarantee Requirement with respect to such Material Real Property.

(c) Provide to the Administrative Agent, if reasonably requested, title information (including without limitation deeds, easements, rights of way agreements, permits and similar agreements) in form and substance reasonably satisfactory to the Administrative Agent evidencing the applicable Loan Party’s interests in the Material Real Property.

(d) If any additional direct or indirect Subsidiary of a Borrower becomes a Subsidiary Loan Party (including as a result of becoming a Material Subsidiary) after the Closing Date within five Business (5) after the date such Subsidiary becomes a Subsidiary Loan Party (including as a result of becoming a Material Subsidiary), notify the Administrative Agent and the Lenders thereof and, within sixty (60) Business Days after the date such Subsidiary becomes a Subsidiary Loan Party (or ninety (90) days with respect to requirements under clause (h) of the definition of Collateral and Guarantee Requirement) (including as a result of becoming a Material Subsidiary), cause the Collateral and Guarantee Requirement to be satisfied with respect to such Subsidiary Loan Party and with respect to any Equity Interest in or Indebtedness of such Subsidiary owned by or on behalf of any Loan Party.

(e) In the case of any Loan Party, (i) furnish to the Collateral Agent prompt written notice of any change (A) in such Loan Party’s corporate or organizational name, (B) in such Loan Party’s identity or organizational structure or (C) in such Loan Party’s organizational identification number; provided that no Loan Party shall effect or permit any such change unless all filings have been made, or will have been made within any statutory period, under the UCC or otherwise that are required in order for the Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral for the benefit of the Secured Parties and (ii) promptly notify the Administrative Agent if any material portion of the Collateral is damaged or destroyed.

(f) Cause the Borrower or any other applicable Loan Party to enter into an Account Control Agreement in favor of the Collateral Agent with respect to any Pledged Account into which any cash or Permitted Investments are deposited pursuant to Section 6.02(l) after the Closing Date concurrently with any such deposit, it being understood and acknowledged that the relevant Commodity Contract or Swap Agreement counterparty shall have a first priority Lien and control with respect to such account to secure obligations of the applicable Loan Party under such Commodity Contract or Swap Agreement to the extent permitted by Section 6.02(l).

(g) The Collateral and Guarantee Requirement and the other provisions of this Section 5.10 need not be satisfied with respect to any assets or Equity Interests acquired after the Closing Date in accordance with this Agreement if, and to the extent that, and for so long as doing so would violate the Agreed Security Principles or Section 9.21; provided that, upon the reasonable request of the Collateral Agent, the Borrower shall, and shall cause any of its applicable Material Subsidiaries to, use commercially reasonable efforts to have waived or eliminated any contractual obligation that causes an exclusion under clause (d) of the Agreed Security Principles, other than those set forth in a joint venture agreement to which the Borrower or any Subsidiary is a party, it being agreed that commercially reasonable efforts shall not require the payment of any consideration or making any contractual concession to any Person to procure such waiver or consent.

Section 5.11 Fiscal Year. Cause its fiscal year to end on December 31.

Section 5.12 “Know Your Customer” Checks.

(a) If: (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement; (ii) any change in the status of a Loan Party or the composition of the shareholders of a Loan Party after the date of this Agreement; or (iii) a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender obliges the Administrative Agent or any Lender (or, in the case of clause (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Loan Party shall promptly upon the request of the Administrative Agent or any Lender supply, or procure the supply of, any documentation or other evidence as is reasonably requested by the Administrative Agent (for itself or on behalf of any Lender or, in the case of the event described in clause (iii) above, on behalf of a prospective new Lender) in order for the Administrative Agent, such Lender or, in the case of the event described in paragraph (iii) above, a prospective new Lender to carry out and be satisfied with the results of all necessary “know your customer” checks or other similar checks under all applicable laws and regulations.

(b) Each Lender shall promptly upon the request of the Administrative Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Administrative Agent (for itself) in order for the Administrative Agent to carry out and be satisfied with the results of all necessary “know your customer” or other checks on Lenders or prospective new Lenders pursuant to transactions contemplated in the Loan Documents.

(c) The Borrower shall, by not less than five (5) Business Days’ prior written notice to the Administrative Agent, notify the Administrative Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes Guarantor pursuant to paragraph (b) of the Collateral and Guarantee Requirement.

(d) Following the giving of any notice pursuant to paragraph (c) above, the Borrower shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, to the Administrative Agent or such Lender (to the extent that such documentation or other evidence is not already available to the Administrative Agent or such Lender) any documentation and other evidence as is reasonably requested by the Administrative Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) to carry out and be satisfied with the results of all applicable “know your customer” checks or other checks under all applicable laws and regulations relating to the accession of such additional Loan Party.

Section 5.13 Risk Management Policy.

(a) To maintain in full force and effect the Risk Management Policy and to comply in all material respects, and cause each of its Subsidiaries to comply in all material respects, therewith, provided that the Borrower shall have three (3) days to cure any non-compliance with the terms of this Section 5.13(a), which period may be extended by an additional two (2) days in the sole discretion of the Administrative Agent if the Borrower so requests in writing; provided further that the Borrower must notify the Administrative Agent of any material violation of the terms of the Risk Management Policy promptly, but in any event no later than one (1) Business Day after obtaining knowledge of the occurrence of such violation.

(b) In connection with any Risk Management Policy Amendments, to provide the Administrative Agent (and the Lenders in the case of any Risk Management Policy Amendments that require Required Lender consent as set forth in clause (ii) of Section 6.09(b)) prior to the implementation of such Risk Management Policy Amendments a written report explaining the intended effects of the relevant Risk Management Policy Amendments on the operations of the Borrower and its Subsidiaries.

(c) To provide to the Administrative Agent promptly, but in any event within five (5) Business Days after the effectiveness thereof, copies of any Risk Management Policy Amendments.

ARTICLE VI

NEGATIVE COVENANTS

The Borrower covenants and agrees with each Lender that from and after the Closing Date, so long as this Agreement shall remain in effect and until the Commitments have been terminated and the principal of and interest on each Loan, all Fees and all other expenses or amounts payable under any Loan Document have been paid in full and all Letters of Credit have been canceled or have expired and all amounts drawn thereunder have been reimbursed in full, unless the Required Lenders shall otherwise consent in writing, the Borrower will not, and will not cause or permit any of its Restricted Subsidiaries to:

Section 6.01 Indebtedness. Incur, create, assume or permit to exist any Indebtedness, except:

(a) Indebtedness created hereunder and under the other Loan Documents;

(b) Indebtedness set forth on Schedule 6.01 and any Permitted Refinancing Indebtedness in respect thereof;

(c) Indebtedness of the Borrower and its Restricted Subsidiaries pursuant to Swap Agreements permitted by Section 6.12 and in respect of Secured Bilateral Letters of Credit in an amount not to exceed the Maximum Shared Amount;

(d) Indebtedness owed to (including obligations in respect of letters of credit or bank guarantees or similar instruments for the benefit of) any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance to the Borrower or any Restricted Subsidiary of the Borrower, pursuant to reimbursement or indemnification obligations to such Person; provided that upon the incurrence of Indebtedness with respect to reimbursement obligations regarding workers’ compensation claims, such obligations are reimbursed not later than thirty (30) days following such incurrence;

(e) Indebtedness of the Borrower or any Restricted Subsidiary owing to the Borrower or any Subsidiary of the Borrower to the extent permitted by Section 6.04, provided that Indebtedness of any Loan Party to any Subsidiary that is not a Loan Party shall be subordinated to the Obligations on terms reasonably satisfactory to the Administrative Agent;

(f) Indebtedness in respect of performance bonds, warranty bonds, bid bonds, appeal bonds, surety bonds, labor bonds and completion or performance guarantees and similar obligations, in each case provided in the ordinary course of business, including those incurred to secure health, safety and environmental obligations in the ordinary course of business and Indebtedness arising out of advances on exports, advances on imports, advances on trade receivables, customer prepayments and similar transactions in the ordinary course of business and consistent with past practice;

(g) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management services in the ordinary course of business, provided that (x) such Indebtedness (other than credit or purchase cards) is extinguished within five (5) Business Days of its incurrence and (y) such Indebtedness in respect of credit or purchase cards is extinguished within sixty (60) days from the due date thereof;

(h) (i) Indebtedness of a Restricted Subsidiary acquired after the Closing Date or a Person merged into, amalgamated or consolidated with the Borrower or any Restricted Subsidiary after the Closing Date and Indebtedness assumed in connection with the acquisition of assets, which Indebtedness in each case, exists at the time of such acquisition, merger, amalgamation or consolidation and is not created in contemplation of such event and where such acquisition, merger, amalgamation or consolidation is permitted by this Agreement and (ii) any Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness, provided that the aggregate principal amount of such Indebtedness at the time of, and after giving effect to, such acquisition, merger, amalgamation or consolidation, such assumption or such incurrence, as applicable, would not exceed U.S.$10.0 million;

(i) Capital Lease Obligations incurred by the Borrower or any Restricted Subsidiary prior to or within 270 days after the acquisition, lease or improvement of the respective asset permitted under this Agreement in order to finance such acquisition, lease or improvement, and any Permitted Refinancing Indebtedness in respect thereof, in an aggregate principal amount that at the time of, and after giving effect to, the incurrence thereof would not exceed U.S.$10.0 million;

(j) Mortgage financings and purchase money Indebtedness incurred by the Borrower or any Restricted Subsidiary prior to or within 270 days after the acquisition, lease or improvement of the respective asset permitted under this Agreement in order to finance such acquisition, lease or improvement, and any Permitted Refinancing Indebtedness in respect thereof, in an aggregate principal amount that at the time of, and after giving effect to, the incurrence thereof would not exceed U.S.$10.0 million;

(k) Capital Lease Obligations incurred by the Borrower or any Restricted Subsidiary in respect of any Sale and Lease-Back Transaction that is permitted under Section 6.03;

(l) other Indebtedness, in an aggregate principal amount at any time outstanding pursuant to this Section 6.01(l) not in excess of U.S.$10.0 million;

(m) Guarantees (i) by any Loan Party of any Indebtedness of the Borrower or any other Loan Party expressly permitted to be incurred under this Agreement and (ii) by the Borrower or any Restricted Subsidiary of Indebtedness of any Subsidiary that is not a Loan Party to the extent permitted by Section 6.04;

(n) Indebtedness arising from agreements of the Borrower or any Restricted Subsidiary of the Borrower providing for indemnification, adjustment of purchase price, earn outs or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;

(o) Indebtedness supported by a Letter of Credit, in a principal amount not in excess of the stated amount of such Letter of Credit;

(p) commercial premium finance agreements in customary form entered into with insurers or their Affiliates solely to finance premiums of insurance required under Section 5.02;

(q) (i) Indebtedness incurred and/or assumed in connection with Section 6.04(j); provided that the aggregate amount of such Indebtedness outstanding pursuant to this Section 6.01(q) shall not exceed U.S.$10.0 million and (ii) any Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness;

(r) other unsecured Indebtedness of the Borrower in an aggregate principal amount at any time outstanding pursuant to this Section 6.01(r) not in excess of U.S.$200.0 million, which Indebtedness has no scheduled amortization or other principal payment until at least ninety (90) days after the Maturity Date, or if such Indebtedness is in respect of a bridge or similar short term credit facility, such facility shall automatically convert at maturity to a loan or other debt instrument that has no scheduled amortization or other principal payment until at least ninety (90) days after the Maturity Date; provided that (A) at the time of the incurrence of such Indebtedness and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom and (B) immediately after giving effect to the issuance, incurrence or assumption of such Indebtedness, the Borrower shall be in compliance with the Financial Performance Covenants on a Pro Forma Basis; provided that the Borrower may incur and have outstanding unsecured Indebtedness pursuant to this clause (r) in an aggregate principal amount in excess of $200.0 million so long as immediately after giving effect to the issuance, incurrence or assumption of any such Indebtedness which would result in the aggregate principal amount of all Indebtedness outstanding pursuant to this clause (r) being in excess of $200.0 million, the Leverage Ratio shall not exceed 4.00:1.00 on a Pro Forma Basis; and

(s) all premium (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in paragraphs (a) through (s) above.

Section 6.02 Liens. Create, incur, assume or permit to exist any Lien on any property or assets (including stock or other securities of any Person, including of any Restricted Subsidiaries) at the time owned by it or on any income or revenues or rights in respect of any thereof, except (without duplication):

(a) Liens on property or assets of the Borrower and its Restricted Subsidiaries existing on the Closing Date and set forth on Schedule 6.02; provided, that such Liens shall secure only those obligations that they secure on the Closing Date (and extensions, renewals and refinancings of such obligations permitted by Section 6.01(a)) and shall not subsequently apply to any other property or assets of the Borrower or any of its Restricted Subsidiaries;

(b) any Lien created under the Loan Documents or permitted in respect of any Mortgaged Property by the terms of the applicable Mortgage;

(c) any Lien on any property or assets of the Borrower or any Restricted Subsidiary securing Indebtedness or Permitted Refinancing Indebtedness permitted by Section 6.01(h); provided, that (i) such Lien does not apply to any other property or assets of the Borrower or any Restricted Subsidiary not securing such Indebtedness at the date of the acquisition of such property or assets (other than after-acquired property subjected to a Lien securing Indebtedness and other obligations incurred prior to such date and which Indebtedness and other obligations are permitted hereunder that require a pledge of after-acquired property, it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition), (ii) such Lien is not created in contemplation of or in connection with such acquisition and (iii) in the case of a Lien securing Permitted Refinancing Indebtedness, such Lien is permitted in accordance with clause (vi) of the definition of the term “Permitted Refinancing Indebtedness”;

(d) Liens for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in compliance with Section 5.03;

(e) Liens imposed by law (including, without limitation, Liens in favor of customers for equipment under order or in respect of advances paid in connection therewith) such as landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens arising in the ordinary course of business and securing obligations that are not overdue by more than sixty (60) days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Borrower or any Restricted Subsidiary shall have set aside on its books reserves in accordance with GAAP;

(f) (i) pledges and deposits made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation, unemployment insurance and other social security laws or regulations under U.S. or foreign law and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (ii) pledges and deposits securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to the Borrower or any of its Restricted Subsidiaries;

(g) pledges and deposits to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capital Lease Obligations), statutory obligations, surety, construction and appeal bonds, costs of litigation where required by law, performance and return of money bonds, warranty bonds, bids, leases, government contracts, trade contracts, completion or performance guarantees and other obligations of a like nature incurred in the ordinary course of business, including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(h) zoning restrictions, by-laws and other ordinances of Governmental Authorities, easements, servitudes, trackage rights, leases (other than Capital Lease Obligations), licenses, permits, special assessments, development agreements, deferred services agreements, restrictive covenants, owners’ association encumbrances, rights of way, restrictions on use of real property and other similar encumbrances that do not render title unmarketable and that, in the aggregate, do not interfere in any material respect with the ordinary conduct of the business of the Borrower or any Restricted Subsidiary or would not result in a Material Adverse Effect;

(i) purchase money security interests in equipment or other property or improvements thereto hereafter acquired (or, in the case of improvements, constructed) by the Borrower or any of its Restricted Subsidiaries (including the interests of vendors and lessors under conditional sale and title retention agreements); provided that (i) such security interests secure Indebtedness permitted by Section 6.01(j) (including any Permitted Refinancing Indebtedness in respect thereof), (ii) such security interests are incurred, and the Indebtedness secured thereby is created, within 270 days after such acquisition (or construction), (iii) the Indebtedness secured thereby does not exceed 100% of the cost of such equipment or other property or improvements at the time of such acquisition (or construction), including transaction costs incurred by the Borrower or any Restricted Subsidiary in connection with such acquisition (or construction) and (iv) such security interests do not apply to any other property or assets of the Borrower or any Restricted Subsidiary (other than to accessions to such equipment or other property or improvements);

(j) Liens arising out of capitalized lease transactions permitted under Section 6.03 so long as such Liens attach only to the property sold and being leased in such transaction and any accessions thereto or proceeds thereof and related property;

(k) Liens securing judgments that do not constitute an Event of Default under Section 7.01(j);

(l) Liens on cash and Permitted Investments deposited as collateral by a Loan Party under any Commodity Contract or Swap Agreement with the counterparty (or counterparties) thereto, provided that any such cash or Permitted Investments so deposited are deposited into a Pledged Account that is subject to an Account Control Agreement (it being understood that the Lien and control of the Collateral Agent in respect of such account shall be subject to the prior Lien and control in favor of such counterparty);

(m) any interest or title of, or Liens created by, a lessor under any leases or subleases entered into by the Borrower or any Restricted Subsidiary, as tenant, in the ordinary course of business;

(n) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks or securities intermediaries not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Borrower or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Borrower or any of its Restricted Subsidiaries in the ordinary course of business;

(o) Liens arising solely by virtue of any statutory or common law provision relating to security intermediaries’ or banker’s liens, rights of set-off or similar rights;

(p) Liens securing obligations in respect of trade-related letters of credit permitted under Section 6.01(f) and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit and the proceeds and products thereof;

(q) licenses of intellectual property granted in the ordinary course of business;

(r) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods, machinery or other equipment;

(s) Liens solely on any cash earnest money deposits made by the Borrower or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(t) Liens arising from precautionary UCC financing statement filings regarding operating leases entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(u) Liens securing insurance premium financing arrangements permitted by Section 6.01(p); provided, that such Lien is limited to the applicable insurance contracts;

(v) Liens given to a public utility or any Governmental Authority when required by such utility or Governmental Authority in connection with the operations of the Borrower or any Restricted Subsidiary;

(w) Liens in connection with subdivision agreements site plan control agreements, development agreements, facilities sharing agreements, cost sharing agreements and other similar agreements in connection with the use of Real Property;

(x) Liens in favor of any tenant, occupant or licensee under any lease, occupancy agreement or license with the Borrower or any Restricted Subsidiary provided that any such lease, occupancy agreement or license entered into after the Closing Date does not include any rights of first refusal or options to purchase;

(y) Liens restricting or prohibiting access to or from lands abutting controlled access highways or covenants affecting the use to which lands may be put;

(z) Liens incurred or pledges or deposits made in favor of a Governmental Authority to secure the performance of the Borrower or any Restricted Subsidiary under any Environmental Law to which any assets of such Person are subject;

(aa) Liens consisting of minor irregularities in title, boundaries, or other minor survey defects, easements, leases, restrictions, servitudes, licenses, permits, encroachments, reservations, exceptions, zoning restrictions, rights of way, conditions, covenants, mineral or royalty rights or reservations or oil, gas and mineral leases and rights of others in any property of the Borrower or any Restricted Subsidiary, including rights of eminent domain (including those for streets, roads, bridges, pipes, pipelines, natural gas gathering systems, processing facilities, railroads, electric transmission and distribution lines, telegraph and telephone lines, the removal of oil, gas or other minerals or other similar purposes, flood control, air rights, water rights, rights of others with respect to navigable waters, sewage and drainage rights) that exist as of the Closing Date or at the time the affected property is acquired, or are granted by the Borrower or any Restricted Subsidiary in the ordinary course of business and other similar charges or encumbrances which do not secure the payment of Indebtedness and otherwise do not materially interfere with the occupation, use and enjoyment by the Borrower or any Restricted Subsidiary of any Mortgaged Property in the normal course of business or materially impair the value of the Mortgaged Properties in the aggregate;

(bb) contractual Liens that arise in the ordinary course of business under operating agreements, joint venture agreements, oil and gas partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, transportation or exchange of oil and natural gas, unitization and pooling declarations and agreements, area of mutual interest agreements, overriding royalty agreements, marketing agreements, processing agreements, net profits agreements, development agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or other geophysical permits or agreements, and other agreements which are usual and customary in the oil and gas business and are for claims which are not delinquent or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with GAAP; provided, that any such Lien referred to in this clause (bb) does not materially impair (i) the use of the property covered by such Lien for the purposes for which such Property is held by the Borrower or Restricted Subsidiary, or (ii) the value of such Property subject thereto;

(cc) Liens on the assets of a Foreign Subsidiary (other than an Applicable Foreign Subsidiary) that do not constitute Collateral and which secure Indebtedness or other obligations of such Foreign Subsidiary (or of another Foreign Subsidiary that is not an Applicable Foreign Subsidiary) and which Indebtedness or other obligations are permitted to be incurred under this Agreement;

(dd) Liens upon specific items of inventory or other goods and proceeds of the Borrower or any of its Subsidiaries securing such Person’s obligations in respect of banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(ee) licenses granted in the ordinary course of business and leases of property of the Loan Parties that are not material to the business and operations of the Loan Parties;

(ff) Liens under Secured Swap Agreements permitted under Section 6.12 and in respect of Secured Bilateral Letters of Credit in an amount not to exceed the Maximum Shared Amount;

(gg) First Purchaser Liens;

(hh) Liens on the Equity Interests of any Unrestricted Subsidiary which secure Indebtedness of such Unrestricted Subsidiary; and

(ii) Liens not otherwise permitted under this Section 6.02 securing obligations in an aggregate amount not to exceed U.S. $10 million; provided, that to the extent such Liens permitted under this clause (ii) secure Indebtedness incurred in connection with a Permitted Business Acquisition pursuant to Section 6.01(q), such Liens shall only be permitted to encumber the assets acquired pursuant to such Permitted Business Acquisition and shall not be permitted to encumber any other assets of the Borrower or any Restricted Subsidiary.

Notwithstanding the foregoing, (i) no Liens shall be permitted to exist, directly or indirectly, on Pledged Collateral, other than Liens in favor of the Collateral Agent and Liens arising by operation of law, (ii) no Liens shall be permitted to exist, directly or indirectly, on Pledged Collateral that are prior and superior in right to Liens in favor of the Collateral Agent other than Liens that have priority by operation of law, (iii) no Liens shall be permitted to exist, directly or indirectly, on Collateral (other than (x) Mortgaged Property which is covered by clause (iv) of this provision and (y) Pledged Collateral) that are prior and superior in right to any Liens in favor of the Collateral Agent other than Prior Liens and (iv) no Liens shall be permitted to exist, directly or indirectly, on Mortgaged Property, other than Liens in favor of the Collateral Agent and Permitted Encumbrances.

Section 6.03 Sale and Lease-back Transactions. Enter into any arrangement, directly or indirectly, with any Person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred (a “Sale and Lease-Back Transaction”); provided, that a Sale and Lease-Back Transaction shall be permitted so long as at the time the lease in connection therewith is entered into, and after giving effect to the entering into of such lease, the Remaining Present Value of such lease would not exceed U.S.$10.0 million and the Remaining Present Value of all such leases on such date would not exceed U.S.$15.0 million.

Section 6.04 Investments, Loans and Advances. Purchase, hold or acquire (including pursuant to any merger or amalgamation with a Person that is not a Restricted Subsidiary immediately prior to such merger) any Equity Interests, evidences of Indebtedness or other securities of, make or permit to exist any loans or advances (other than intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Borrower and its Restricted Subsidiaries, which cash management operations shall not extend to any other Person) to or Guarantees of the obligations of, or make or permit to exist any investment or any other interest (each, an “Investment”), in any other Person, except:

(a) Investments (including, but not limited to, Investments in Equity Interests, intercompany loans, and Guarantees of Indebtedness otherwise expressly permitted hereunder) after the Closing Date by Loan Parties in Subsidiaries that are not Loan Parties, in partnerships, joint ventures or any other Person in a similar business to the Loan Parties in an aggregate amount (valued at the time of the making thereof and without giving effect to any write-downs or write-offs thereof) not to exceed an amount equal to the sum of, without duplication, U.S.$15.0 million plus the Available Amount plus any returns of capital actually received by the respective investor in respect of investments theretofore made by it pursuant to this paragraph (a);

(b) Permitted Investments and Investments that were Permitted Investments when made;

(c) Investments arising out of the receipt by the Borrower or any of its Restricted Subsidiaries of noncash consideration for the sale of assets permitted under Section 6.05;

(d) loans and advances to employees of the Borrower or any of its Restricted Subsidiaries in the ordinary course of business not to exceed U.S.$2.0 million in the aggregate at any time outstanding (calculated without regard to write-downs or write-offs thereof) and (ii) advances of payroll payments and expenses to employees of the Borrower or any of its Restricted Subsidiaries in the ordinary course of business;

(e) accounts receivable arising and trade credit granted in the ordinary course of business and any securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss and any prepayments and other credits to suppliers made in the ordinary course of business;

(f) Swap Agreements permitted pursuant to Section 6.12;

(g) Investments existing on the Closing Date and set forth on Schedule 6.04;

(h) Investments resulting from pledges and deposits referred to in Section 6.02(f) and (g);

(i) so long as immediately before and after giving effect to such Investment, no Default or Event of Default has occurred and is continuing, other Investments by the Borrower or any of its Restricted Subsidiaries in an aggregate amount (valued at the time of the making thereof, and without giving effect to any write-downs or write-offs thereof) not to exceed U.S.$10 million (plus any returns of capital actually received by the respective investor in respect of investments theretofore made by it pursuant to this paragraph (i));

(j) Investments constituting Permitted Business Acquisitions, so long as any Person acquired in connection with such Permitted Business Acquisitions and each of such Person’s Subsidiaries becomes a Subsidiary Loan Party to the extent required by Section 5.10;

(k) Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, customers and suppliers, in each case in the ordinary course of business;

(l) Investments of a Restricted Subsidiary of the Borrower acquired after the Closing Date or of a corporation merged or amalgamated or consolidated into the Borrower or merged or amalgamated into or consolidated with a Restricted Subsidiary of the Borrower in accordance with Section 6.05 after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(m) Guarantees by the Borrower or any of its Restricted Subsidiaries of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by any Restricted Subsidiary in the ordinary course of business;

(n) Investments (including, but not limited to, Investments in Equity Interests, intercompany loans, and Guarantees of Indebtedness otherwise expressly permitted hereunder) after the Closing Date by Loan Parties in Unrestricted Subsidiaries in an aggregate amount (valued at the time of the making thereof and without giving effect to any write-downs or write-offs thereof) not to exceed an amount equal to the sum of, without duplication, U.S.$10.0 million plus any return of capital actually received by the Borrower or any Restricted Subsidiary in respect of investments previously made by them pursuant to this clause (n); and

(o) (i) Investments (including, but not limited to, Investments in Equity Interests, intercompany loans, and Guarantees of Indebtedness otherwise expressly permitted hereunder) by Loan Parties in other Loan Parties and (ii) Investments (including, but not limited to, Investments in Equity Interests, intercompany loans excluding intercompany loans by any Restricted Subsidiary that is not a Loan Party to any Loan Party unless the obligations or such Loan Party in respect thereof are subject to subordination arrangements in favor of the Lenders on customary terms reasonably acceptable to the Administrative Agent, and Guarantees of Indebtedness otherwise expressly permitted hereunder) by Restricted Subsidiaries that are not Loan Parties in other Restricted Subsidiaries or in the Borrower.

Section 6.05 Mergers, Consolidations, Sales of Assets and Acquisitions. Merge into, amalgamate with or consolidate with any other Person, or permit any other Person to merge into, amalgamate with or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or any part of its assets (whether now owned or hereafter acquired), or issue, sell, transfer or otherwise dispose of any Equity Interests of the Borrower or any Restricted Subsidiary or preferred equity interests of the Borrower or any Restricted Subsidiary, or purchase, lease or otherwise acquire (in one transaction or a series of transactions) all or substantially all of the assets of any other Person or a line of business of a Person, except that this Section shall not prohibit:

(a) (i) the purchase and sale of inventory, supplies, materials and equipment and the purchase and sale of rights or licenses or leases of intellectual property, in each case in the ordinary course of business by the Borrower or any of its Restricted Subsidiaries, (ii) the sale of any other asset in the ordinary course of business by the Borrower or any Restricted Subsidiary, (iii) the sale of surplus, obsolete or worn out equipment or other property in the ordinary course of business by the Borrower or any of its Restricted Subsidiaries or (iv) the sale of Permitted Investments in the ordinary course of business;

(b) if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing, (i) the merger, consolidation or amalgamation of any Restricted Subsidiary of the Borrower into the Borrower in a transaction in which the Borrower is the surviving corporation, (ii) the merger, consolidation or amalgamation of any Restricted Subsidiary of the Borrower into or with any Loan Party in a transaction in which the surviving or resulting entity is a Loan Party and, in the case of each of clauses (i) and (ii), no Person other than the Borrower or a Loan Party receives any consideration, (iii) the merger, consolidation or amalgamation of any Restricted Subsidiary of the Borrower that is not a Loan Party into or with any other Restricted Subsidiary of the Borrower that is not a Loan Party, (iv) the liquidation, winding up or dissolution or change in form of entity of any Restricted Subsidiary of the Borrower if the Borrower determines in good faith that such liquidation, winding up, dissolution or change in form is in the best interests of the Borrower and is not materially disadvantageous to the Lenders or (v) the merger, consolidation or amalgamation of any Loan Party other than the Borrower into or with any other Loan Party; provided that in the case of any such merger, consolidation or amalgamation of the Borrower into or with another Loan Party, the Borrower shall be the surviving entity;

(c) sales, transfers, leases or other dispositions to the Borrower or a Subsidiary of the Borrower (upon voluntary liquidation or otherwise); provided, that any sales, transfers, leases or other dispositions by a Loan Party to a Subsidiary of the Borrower that is not a Loan Party shall be made in compliance with Section 6.07; and provided, further, that the aggregate gross proceeds of any sales, transfers, leases or other dispositions by a Loan Party to a Subsidiary that is not a Loan Party in reliance upon this paragraph (c) and the aggregate gross proceeds of any or all assets sold, transferred or leased in reliance upon paragraph (g) below shall not exceed, in any fiscal year of the Borrower, 5.0% of Consolidated Total Assets as of the end of the immediately preceding fiscal year;

(d) Sale and Lease-Back Transactions permitted by Section 6.03;

(e) Investments permitted by Section 6.04, Liens permitted by Section 6.02 and Restricted Payments permitted by Section 6.06;

(f) the sale of defaulted receivables in the ordinary course of business and not as part of an accounts receivables financing transaction;

(g) sales, transfers, leases or other dispositions of assets not otherwise permitted by this Section 6.05; provided, that the aggregate gross proceeds (including noncash proceeds) of any or all assets sold, transferred, leased or otherwise disposed of in reliance upon this paragraph (g) shall not exceed in any fiscal year of the Borrower, when aggregated with any cash consideration received in respect of any Exchanges in such fiscal year, $10.0 million; provided, further, that the Net Proceeds thereof are applied in accordance with Section 2.11(c); and provided, further, that after giving effect thereto, no Default or Event of Default shall have occurred;

(h) any merger or consolidation in connection with a Permitted Business Acquisition; provided, that following any such merger or consolidation (i) involving the Borrower, the Borrower is the surviving corporation, and (ii) involving a Restricted Subsidiary, the surviving or resulting entity shall be a Loan Party;

(i) licensing and cross-licensing arrangements involving any technology or other intellectual property of the Borrower or any Restricted Subsidiary in the ordinary course of business; and

(j) abandonment, cancellation or disposition of any intellectual property of the Borrower in the ordinary course of business; and

(k) Exchanges, provided that the cash consideration received in any Exchanges shall not exceed in any fiscal year of the Borrower, when aggregated with aggregate gross proceeds received in respect of transactions permitted by Section 6.05(g), U.S.$10.0 million; provided, that the Net Proceeds thereof are applied in accordance with Section 2.11(c); and provided, further, that after giving effect thereto, no Default or Event of Default shall have occurred.

Notwithstanding anything to the contrary contained in Section 6.05 above, (i) the Borrower may, so long as no Event of Default shall have occurred and be continuing or would result therefrom, sell, grant or otherwise issue Equity Interests to members of management of the Borrower or any Subsidiary of the Borrower that is a Loan Party pursuant to stock option, stock ownership, stock incentive or similar plans, (ii) no sale, transfer or other disposition of assets shall be permitted by this Section 6.05 (other than sales, transfers, leases or other dispositions to Loan Parties pursuant to paragraph (c) hereof) unless such disposition is for fair market value, and (iii) no sale, transfer or other disposition of assets shall be permitted by paragraph (a), (d) or (j) of this Section 6.05 unless such disposition is for at least 80% cash consideration and (iv) no sale, transfer or other disposition of assets in excess of U.S.$5.0 million shall be permitted by paragraph (g) of this Section 6.05 unless such disposition is for at least 80% cash consideration; provided, that for purposes of clauses (iii) and (iv), the amount of any secured Indebtedness or other Indebtedness of a Subsidiary of the Borrower that is not a Loan Party (as shown on the Borrower’s or such Subsidiary’s most recent balance sheet or in the notes thereto) that is assumed by the transferee of any such assets shall be deemed to be cash.

Section 6.06 Dividends and Distributions. Declare or pay, directly or indirectly, any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any of its Equity Interests (other than dividends and distributions on Equity Interests payable solely by the issuance of additional shares of Equity Interests of the Person paying such dividends or distributions) or directly or indirectly redeem, purchase, retire or otherwise acquire for value any shares of any class of its Equity Interests or set aside any amount for any such purpose (each of the foregoing, a “Restricted Payment”); provided, however, that:

(a) any Restricted Subsidiary of the Borrower may declare and pay dividends to, repurchase its Equity Interests from, or make other distributions to, the Borrower or any Restricted Subsidiary (or in the case of Restricted Subsidiaries that are not Wholly Owned Subsidiaries of the Borrower, to the Borrower, any Restricted Subsidiary that is a direct or indirect parent of such Restricted Subsidiary and to each other owner of Equity Interests of such Restricted Subsidiary) on a pro rata basis (or more favorable basis from the perspective of the Borrower or such Restricted Subsidiary) based on their relative ownership interests);

(b) the Borrower and each of its Restricted Subsidiaries may repurchase, redeem or otherwise acquire or retire to finance any such repurchase, redemption or other acquisition or retirement for value any Equity Interests of the Borrower or any of its Restricted Subsidiaries held by any current or former officer, director, consultant, or employee of the Borrower or any Subsidiary of the Borrower pursuant to any equity subscription agreement, stock option agreement, shareholders’, members’ or partnership agreement or similar agreement, plan or arrangement or any Plan and the Borrower and Restricted Subsidiaries may declare and pay dividends to the Borrower or any other Restricted Subsidiary of the Borrower the proceeds of which are used for such purposes; provided, that the aggregate amount of such purchases or redemptions in cash under this paragraph (b) shall not exceed in any fiscal year U.S.$5.0 million (plus the amount of net proceeds (i) received by the Borrower during such calendar year from sales of Equity Interests of the Borrower to directors, consultants, officers or employees of the Borrower or any of its Affiliates in connection with permitted employee compensation and incentive arrangements and (ii) of any key-man life insurance policies received during such calendar year) which, if not used in any year, may be carried forward to any subsequent calendar year;

(c) the Borrower may make Restricted Payments during any fiscal quarter in an aggregate amount not to exceed the Borrower’s Available Cash in respect of the immediately preceding fiscal quarter; provided that no Default or Event of Default shall then be continuing or occur as a result of such Restricted Payment;

(d) noncash repurchases, redemptions or exchanges of Equity Interests deemed to occur upon exercise of stock options or exchange of exchangeable shares if such Equity Interests represent a portion of the exercise price of such options;

(e) [Reserved]; and

(f) provided no Default under Section 7.01(c) or Event of Default then exists or would result therefrom, repurchases, redemptions or exchanges of Equity Interests of directors, consultants, officers or employees of the Borrower or any of its Affiliates on or after any vesting date of such Equity Interest to satisfy all or a portion of the tax obligations corresponding to vested Equity Interests.

Section 6.07 Transactions with Affiliates. (a) Sell or transfer any property or assets to, or purchase or acquire any property or assets from, or otherwise engage in any other transaction with, any of its Affiliates, unless such transaction is upon terms no less favorable, taken as a whole, to the Borrower or such Restricted Subsidiary, as applicable, than would be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate; provided that this clause (a) shall not apply to the indemnification of directors (or persons holding similar positions for non corporate entities) of the Borrower and its Restricted Subsidiaries in accordance with customary practice.

(b) The foregoing paragraph (a) shall not prohibit, to the extent otherwise permitted under this Agreement,

(i) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options, stock ownership plans, including restricted stock plans, stock grants, directed share programs and other equity based plans customarily maintained by similar companies and the granting and performance of registration rights approved by the board of directors of any Restricted Subsidiary,

(ii) transactions among the Borrower and the other Loan Parties and transactions among the Restricted Subsidiaries that are not Loan Parties otherwise permitted by this Agreement,

(iii) any indemnification agreement or any similar arrangement entered into with directors, officers, consultants and employees of the Borrower or any of its Affiliates in the ordinary course of business and the payment of fees and indemnities to directors, officers, consultants and employees of the Borrower and its Restricted Subsidiaries in the ordinary course of business,

(iv) any employment agreement or employee benefit plan entered into by the Borrower or any of its Affiliates in the ordinary course of business or consistent with past practice and payments pursuant thereto,

(v) transactions otherwise permitted under Section 6.05 and Investments permitted by Section 6.04; provided that this clause (v) shall not apply to any Investment, whether direct or indirect, in either (x) Persons that were not Subsidiaries immediately prior to such Investment or (y) Persons that are not Subsidiaries immediately after such Investment,

(vi) transactions with any Affiliate for the purchase or sale of goods, products, parts and services entered into in the ordinary course of business in a manner consistent with past practice,

(vii) payments by the Borrower or any of its Restricted Subsidiaries to any Affiliate in respect of compensation, expense reimbursement, or benefits to or for the benefit of current or former employees, independent contractors or directors of the Borrower or any of its Subsidiaries;

(viii) [Reserved];

(ix) leases entered into by any Loan Party, as lessor and an Unrestricted Subsidiary, as lessee, with respect to a pipeline or similar asset operated by such Unrestricted Subsidiary, provided that the Remaining Present Value of any such leases shall not exceed U.S.$5.0 million in the aggregate; and

(x) transactions and agreements set forth on Schedule 6.07.

Section 6.08 Business of the Borrower and the Subsidiaries. Notwithstanding any other provisions hereof, engage at any time in any business or business activity other than any business or business activity conducted by it on the Closing Date, Midstream Activities and any business or business activities incidental or related thereto, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, and other business or activities that are immaterial to the Loan Parties, taken as a whole, in each case, to the extent that engaging in such business or business activity would not permit the Borrower to continue to qualify as an Master Limited Partnership.

Section 6.09 Limitation on Modifications of Indebtedness; Modifications of Governing Agreement, By-laws and Certain Other Agreements; Etc.

(a) Amend or modify or grant any waiver or release under or terminate in any manner the articles or certificate of incorporation or by-laws or partnership agreement (including without limitation, the Governing Agreement) or limited liability company operating agreement of the Borrower or any Restricted Subsidiary, in each case, if such amendment, modification, waiver, release or termination could reasonably be expected to result in a Material Adverse Effect or affect the assignability of any such contract or agreement in a manner that would have an adverse effect on the rights of the Secured Parties in the Collateral (including in such agreement as Collateral);

(b) Terminate, amend, restate, modify or supplement the Risk Management Policy as in effect on the Closing Date or grant or permit any waivers thereof (“Risk Management Policy Amendments”), (i) with respect to any such Risk Management Policy Amendments that require the approval of the board of directors of the General Partner or the board of directors of the Borrower, without the approval of such board of directors and (ii) with respect to any such Risk Management Policy Amendments that (y) are related to Exhibit 3 of the Risk Management Policy or the “Partnership Limits” column of Exhibit 4 of the Risk Management Policy or (z) are determined by the Borrower to be material and adverse to the Lenders, without the prior written consent of the Required Lenders, which consent shall not be unreasonably withheld or delayed, provided that the Borrower shall promptly provide such information and materials related to any Risk Management Policy Amendments as may be reasonably requested by the Required Lenders to make such a determination;

(c) Make, or agree or offer to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any subordinated Material Indebtedness of the Borrower or any Loan Party or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such subordinated Material Indebtedness of the Borrower or any Loan Party, except for (to the extent permitted by the subordination provisions thereof) (i) payments of regularly scheduled interest and (ii) (A) prepayments made with the proceeds of any Permitted Refinancing Indebtedness in respect thereof or (B) prepayments with the proceeds of any non-cash interest bearing Equity Interests issued for such purpose that are not redeemable prior to the date that is six months following the Maturity Date and that have terms and covenants no more restrictive than the subordinated Indebtedness being so refinanced;

(d) Enter into any agreement or instrument that by its terms restricts (i) the payment of dividends or distributions or the making of cash advances to the Borrower or any other Loan Party by a Restricted Subsidiary or (ii) the granting of Liens by the Borrower or a Restricted Subsidiary pursuant to the Security Documents, in each case other than those arising under any Loan Document, except, in each case, restrictions existing by reason of:

(A) restrictions imposed by applicable law;

(B) contractual encumbrances or restrictions in effect on the Closing Date under any agreements related to any permitted renewal, extension or refinancing of any Indebtedness or other such contractual encumbrance existing on the Closing Date that does not expand the scope of any such encumbrance or restriction, in any material respect, as determined in good faith by the Borrower

(C) any restriction on a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Equity Interests or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(D) customary provisions in joint venture agreements and other similar agreements applicable to joint ventures or minority investments entered into as permitted by this Agreement;

(E) any restrictions imposed by any agreement relating to secured Indebtedness permitted by this Agreement to the extent that such restrictions apply only to the property or assets securing such Indebtedness;

(F) customary provisions contained in leases or licenses of intellectual property and other similar agreements entered into in the ordinary course of business;

(G) customary provisions restricting subletting or assignment of any lease governing a leasehold interest;

(H) customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(I) customary restrictions and conditions contained in any agreement relating to the sale of any asset pending the consummation of such sale;

(J) in the case of any Person that becomes a Restricted Subsidiary after the Closing Date (or merges into or consolidates with the Borrower or any Restricted Subsidiary), any agreement in effect at the time such Person so becomes a Restricted Subsidiary (or is merged into or consolidated into the Borrower or a Restricted Subsidiary), so long as such agreement was not entered into in contemplation of such Person becoming such a Restricted Subsidiary;

(K) in the case of any assets acquired after the Closing Date, any agreement in effect at the time of such acquisition which pertains to such assets and only such assets and is assumed in connection with such acquisition, so long as such agreement was not entered into in contemplation of such acquisition;

(L) restrictions contained in the documentation for any Indebtedness incurred pursuant to section 6.01(r); provided that such restrictions are customary for the relevant type of debt issuance and are not more burdensome in any material respect than such restrictions contained in this Agreement;

(M) any agreement or instrument constituting provisions contained in agreements or instruments relating to Indebtedness that prohibit the transfer of all or substantially all of the assets of the obligor under that agreement or instrument unless the transferee assumes the obligations of the obligor under such agreement or instrument or such assets may be transferred subject to such prohibition; and

(N) any agreement or instrument constituting customary restrictions on cash, other deposits or assets imposed by customers and other persons under contracts entered into in the ordinary course of business.

Section 6.10 Leverage Ratio. Beginning at the end of the first full fiscal quarter ending after the Closing Date, for any Test Period, permit the Leverage Ratio on the last day of any fiscal quarter, to be in excess of the Maximum Leverage Ratio then in effect.

Section 6.11 Interest Coverage Ratio. Beginning at the end of the first full fiscal quarter after the Closing Date, for any Test Period, permit the Interest Coverage Ratio on the last day of any fiscal quarter to be less than 2.50:1.00.

Section 6.12 Swap Agreements. Enter into any Swap Agreement, other than (a) Swap Agreements entered into in the ordinary course of business to hedge or mitigate risks to which the Borrower or any Restricted Subsidiary is exposed in the conduct of its business or the management of its liabilities, and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Restricted Subsidiary, which in the case of each of clauses (a) and (b) are entered into for bona fide risk mitigation purposes and are not speculative in nature; provided that at the time any such Swap Agreement is entered into, no Default under Section 7.01(c) or Event of Default shall have occurred and be continuing or would result therefrom. It is agreed that Swap Agreements entered into in compliance with the Risk Management Policy shall be deemed to meet the applicable requirements of the immediately preceding sentence (other than the proviso thereto).

Section 6.13 Accounting Changes. The Borrower shall not change its fiscal year or make any other significant change in accounting treatment and reporting practices except as required or permitted by applicable law.

Section 6.14 Limitation on Modification of Material Contracts. Amend or modify, grant any waiver or release under, or terminate in any manner, any Material Contract, if such amendment, modification, waiver, release or termination could reasonably be expected to have a Material Adverse Effect.

ARTICLE VII

EVENTS OF DEFAULT

Section 7.01 Events of Default. In case of the happening of any of the following events (“Events of Default”):

(a) any representation or warranty made or deemed made by the Borrower or any other Loan Party, in any Loan Document, or any representation, warranty, statement or information contained in any report, certificate, financial statement or other instrument furnished in connection with or pursuant to any Loan Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished by the Borrower or any other Loan Party;

(b) default shall be made in the payment of any principal of any Loan or the reimbursement with respect to any Revolving L/C Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

(c) (i) default shall be made in the payment of any interest on any Loan or on any Revolving L/C Disbursement when and as the same shall become due and payable, and such default shall continue unremedied for a period of three (3) Business Days or (ii) default shall be made in the payment of any Fee or any other amount (other than an amount referred to in (b) above or in clause (i) of this paragraph (c)) due under any Loan Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of ten (10) days;

(d) default shall be made in the due observance or performance by the Borrower or any of its Restricted Subsidiaries of any covenant, condition or agreement contained in Section 5.01(a) (with respect to the Borrower), 5.05(a), 5.08, 5.10(d), 5.13 or in Article VI;

(e) default shall be made in the due observance or performance by the Borrower or any of its Restricted Subsidiaries of any covenant, condition or agreement of such Person contained in any Loan Document (other than those specified in paragraphs (b), (c) and (d) above) and such default shall continue unremedied for a period of thirty (30) days after notice thereof from the Administrative Agent or any Lender to the Borrower;

(f) (i) any event or condition occurs the effect of which is to accelerate the maturity of any Material Indebtedness or require such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity or (ii) the Borrower or any of its Restricted Subsidiaries shall fail to pay the principal of any Material Indebtedness at any maturity thereof; provided that this clause (f) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness;

(g) there shall have occurred a Change in Control;

(h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Borrower or any Guarantor, or of a substantial part of the property or assets of the Borrower or any Guarantor, taken as a whole, under Title 11 of the United States Code, as now constituted or hereafter amended or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Guarantor or for a substantial part of the property or assets of the Borrower or any Guarantor, taken as a whole, or (iii) the winding-up or liquidation of the Borrower or any Guarantor (except, in the case of any Restricted Subsidiary, in a transaction permitted by Section 6.05); and such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered;

(i) the Borrower or any Guarantor shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in paragraph (h) above, (iii) apply for, request or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Guarantor or for a substantial part of the property or assets of the Borrower or any Guarantor, taken as a whole, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due;

(j) the failure by the Borrower or any of its Restricted Subsidiaries to pay one or more final judgments aggregating in excess of U.S.$7.5 million (net of any amounts which are covered by insurance or bonded), which judgments are not discharged or effectively waived or stayed for a period of thirty (30) consecutive days, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of the Borrower or any of its Restricted Subsidiaries to enforce any such judgment;

(k) one or more ERISA Events shall have occurred that, when taken together with all other ERISA Events that have occurred, would reasonably be expected to result in a Material Adverse Effect;

(l) (i) any material Loan Document shall for any reason be asserted in writing by the Borrower or any other Loan Party not to be a legal, valid and binding obligation of any party thereto, (ii) any material security interest purported to be created by any Security Document and to extend to Collateral that is material to the Loan Parties on a consolidated basis shall cease to be, or shall be asserted in writing by any Loan Party not to be, a valid and perfected security interest (having the priority required by this Agreement or the relevant Security Document) in the securities, assets or properties covered thereby, except to the extent that (A) any such loss of perfection or priority results from the failure of the Collateral Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Agreement or to file UCC continuation statements, (B) such loss is covered by a lender’s title insurance policy and the Administrative Agent shall be reasonably satisfied with the credit of such insurer or (C) any such loss of validity, perfection or priority is the result of any failure by the Collateral Agent or the Administrative Agent to take any action necessary to secure the validity, perfection or priority of the Liens or (iii) the Guarantees by any Loan Party of any of the Obligations shall cease to be in full force and effect (other than in accordance with the terms thereof), or shall be asserted in writing by the Borrower or any other Loan Party or any other Person not to be in effect or not to be legal, valid and binding obligations; or

(m) (A) any Environmental Claim against the Borrower or any of its Restricted Subsidiaries, (B) any liability of the Borrower or any of its Restricted Subsidiaries for any Release or threatened Release of Hazardous Materials or (C) any liability of the Borrower or any of its Restricted Subsidiaries for any actual or alleged presence, Release or threatened Release of Hazardous Materials at, under, on or from any real property currently or formerly owned, leased or operated by any predecessor of the Borrower or any of its Restricted Subsidiaries, or any property at which the Borrower or any of its Restricted Subsidiaries has sent Hazardous Materials for treatment, storage or disposal, (each, an “Environmental Event”) shall have occurred that, when taken together with all other Environmental Events that have occurred, would reasonably be expected to result in a Material Adverse Effect.

then, and in every such event (other than an event with respect to the Borrower described in paragraph (h) or (i) above), and at any time thereafter during the continuance of such event, the Administrative Agent, at the request of the Required Lenders, shall, by notice to the Borrower, take any or all of the following actions, at the same or different times: (i) terminate forthwith the Commitments, (ii) declare the Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding and (iii) demand cash collateral pursuant to Section

2.05(j); and in any event described in paragraph (h) or (i) above, the Commitments shall automatically terminate, the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall automatically become due and payable and the Administrative Agent shall be deemed to have made a demand for cash collateral to the full extent permitted under Section 2.05(j), without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding.

ARTICLE VIII

THE AGENTS

Section 8.01 Appointment and Authority. (a) Each of the Lenders and each Issuing Bank hereby irrevocably appoints RBS to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

(b) RBS shall also act as the Collateral Agent under the Loan Documents, and each of the Lenders (including in its capacities, as a potential Specified Swap Counterparty and a potential Cash Management Bank) and each of the Issuing Banks hereby irrevocably appoints and authorizes RBS to act as the agent of such Lender or Issuing Bank, as the case may be, for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Collateral Agent and any co-agents, sub-agents and attorneys-in-fact appointed by the Collateral Agent pursuant to Section 8.05 or Section 8.13 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Security Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent, shall be entitled to the benefits of all provisions of this Article VIII (including Section 8.12) and Article IX as though such co-agents, sub-agents and attorneys-in-fact were the Collateral Agent under the Loan Documents as if set forth in full herein with respect thereto.

(c) The provisions of this Article are solely for the benefit of the Administrative Agent, the Collateral Agent, any co-agents, sub-agents, attorneys-in-fact or other appointees thereof, the Lenders and the Issuing Banks, and neither the Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

Section 8.02 Rights as a Lender. Any Person serving as an Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender, and may exercise the same as though it were not an Agent, and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include a Person serving as an Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not an Agent hereunder and without any duty to account therefor to the Lenders.

Section 8.03 Exculpatory Provisions. No Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, no Agent:

(a) shall be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;

(b) shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided, that no Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable law;

(c) shall, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as such Agent or any of its Affiliates in any capacity;

(d) shall be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as such Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 9.08 and 7.01) or (ii) in the absence of its own gross negligence or willful misconduct as determined in a final, non-appealable judgment of a court of competent jurisdiction;

(e) shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Security Documents, (v) the value or the sufficiency of any Collateral, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to such Agent; and

(f) shall be deemed to have knowledge of any Default or Event of Default unless and until notice describing such Default or Event of Default is given to such Agent by the Borrower, a Lender or an Issuing Bank.

Section 8.04 Reliance by Agents. Any Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by a proper Person. Any Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by a proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan or issuance of a Letter of Credit that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, any Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless such Agent shall have received notice to the contrary from such Lender or Issuing Bank prior to the making of such Loan or issuance of a Letter of Credit, as applicable. Any Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 8.05 Delegation of Duties. Without in any way limiting Section 8.13, any Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more co-agents, sub-agents and/or attorneys-in-fact appointed by such Agent. Any Agent and any such co-agents, sub-agents and/or attorneys-in-fact may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such co-agents, sub-agents and/or attorneys-in-fact and to the Related Parties of each Agent and any such co-agents, sub-agents and/or attorneys-in-fact, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as an Agent.

Section 8.06 Resignation of the Agents. Any Agent may at any time give ten (10) days written notice of its resignation to the Lenders, Issuing Banks and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right to appoint a successor, which shall be a financial institution with an office in the United States, or an Affiliate of any such financial institution with an office in the United States, and having a combined capital surplus of at least U.S.$1.0 billion. Provided no Default or Event of Default has occurred and is continuing, such appointment shall be with the consent of the Borrower, which consent shall not to be unreasonably withheld or delayed. The Required Lenders shall have the right to remove the Administrative Agent for reasonable cause. During an Agent Default Period, the Borrower and the Required Lenders may remove the relevant Agent subject to the execution and delivery by the Borrower and the Required Lenders of removal and liability release agreements reasonably satisfactory to the relevant Agent, which removal shall be effective upon the acceptance of appointment by a successor as such Agent. Upon any proposed removal of an Agent during an Agent Default Period, the Required Lenders shall have the right to appoint a successor with the consent of the Borrower (not to be unreasonably withheld or delayed), which shall be a financial institution with an office in the United States and having a combined capital surplus of at least

U.S.$1.0 billion, or an Affiliate of any such financial institution with an office in the United States. In the case of the resignation of an Agent, if no such successor shall have been appointed by the Required Lenders and the Borrower and shall have accepted such appointment within thirty (30) days after the retiring Agent gives notice of its resignation, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Collateral Agent on behalf of the Secured Parties under any of the Loan Documents, the retiring Collateral Agent shall continue to hold such collateral security, as bailee, until such time as a successor Collateral Agent is appointed), (b) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender or Issuing Bank directly, until such time as the Required Lenders and the Borrower appoint a successor Administrative Agent as provided for above in this Section and (c) the Borrower and the Lenders agree that in no event shall the retiring Agent or any of its Affiliates or any of their respective officers, directors, employees, agents advisors or representatives have any liability to the Loan Parties, any Lender or any other Person or entity for damages of any kind, including, without limitation, direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the failure of a successor Agent to be appointed and to accept such appointment. Upon the acceptance of a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring, retired or removed Agent, and the retiring, retired or removed Agent shall be discharged from all of its duties and obligations hereunder and under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article (including Section 8.12) and Section 9.05 shall continue in effect for the benefit of such retiring or removed Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Agent was acting as Agent.

Section 8.07 Non-Reliance on the Agents, Other Lenders and Issuing Bank. Each Lender and each Issuing Bank acknowledges that it has, independently and without reliance upon any Agent or any other Lender or Issuing Bank or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and each Issuing Bank also acknowledges that it will, independently and without reliance upon any Agent or any other Lender or Issuing Bank or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

Section 8.08 No Other Duties, Etc.

Anything herein to the contrary notwithstanding, no Joint Lead Arranger shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents,

except in its capacity, if any, as an Agent, a Lender or an Issuing Bank hereunder. No Joint Lead Arranger shall have or be deemed to have any fiduciary relationship with any Lender.

Section 8.09 Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any federal, state or foreign bankruptcy, insolvency, receivership or similar law or any other judicial proceeding relative to the Borrower or any other Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, any Issuing Bank and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, any Issuing Bank and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, any Issuing Bank and the Administrative Agent under Sections 2.12, 8.12, and 9.05) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and each Issuing Bank to make such payments to the Administrative Agent and, if the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Banks, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.12, 8.12, and 9.05.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or any Issuing Bank any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or any Issuing Bank to authorize the Administrative Agent to vote in respect of the claim of any Lender or any Issuing Bank in any such proceeding.

Section 8.10 Collateral and Guaranty Matters. Each of the Lenders (including in its capacities as a potential Cash Management Bank and a potential Specified Swap Counterparty) and each of the Issuing Banks irrevocably authorizes the Administrative Agent and the Collateral Agent to release guarantees, Liens and security interests created by the Loan Documents in accordance with the provisions of Section 9.18. Upon request by the Administrative Agent or the Collateral Agent at any time, the Required Lenders will confirm in writing such Agent’s authority provided for in the previous sentence.

Section 8.11 Cash Management Banks, Secured Bilateral Letter of Credit Providers and Specified Swap Counterparty Regarding Collateral Matters. (a) No Cash Management Bank, Secured Bilateral Letter of Credit Provider or Specified Swap Counterparty that obtains the benefits of the Security Documents or any Collateral by virtue of the provisions hereof or of the Security Documents shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article VIII to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Cash Management Agreements, Secured Bilateral Letter of Credit Reimbursement Agreements and Secured Swap Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank, Secured Bilateral Letter of Credit Provider or Specified Swap Counterparty, as the case may be.

(b) The benefit of the Security Documents and the provisions of this Agreement and the other Loan Documents relating to the Collateral shall also extend to, secure and be available (as set forth in Section 9.23 of this Agreement) to each Specified Swap Counterparty (including any Secured Swap Agreement in existence prior to the date hereof and listed on the schedules hereto), each Secured Bilateral Letter of Credit Provider and each Cash Management Bank with respect to any obligations of the Borrower or any Loan Party arising under such Secured Swap Agreement, Secured Bilateral Letter of Credit Reimbursement Agreement or Secured Cash Management Agreement, as applicable, but only to the extent specified in the Swap Collateral Sharing Acknowledgment, the Secured Bilateral Letter of Credit Collateral Sharing Acknowledgement or Section 9.23, as applicable, until such obligations are paid in full or otherwise expire or are terminated (and notwithstanding that the outstanding Obligations have been repaid in full and the Commitments have terminated); provided, that with respect to any Secured Swap Agreement, Secured Bilateral Letter of Credit Reimbursement Agreement or Secured Cash Management Agreement that remains secured after the counterparty thereto is no longer a Specified Swap Counterparty, Secured Bilateral Letter of Credit Provider or Cash Management Bank, as applicable, or the outstanding Obligations (other than any obligations arising under or pursuant to one or more Secured Swap Agreement) have been repaid in full and the Commitments have terminated, the provisions of this Article VIII shall also continue to apply to such Specified Swap Counterparty, Secured Bilateral Letter of Credit Provider or Cash Management Bank, as applicable, in consideration of its benefits hereunder and each such Specified Counterparty, Secured Bilateral Letter of Credit Provider or Cash Management Bank, as applicable, shall, if requested by the Administrative Agent, promptly execute and deliver to the Administrative Agent all such other documents, agreements and instruments reasonably requested by the Administrative Agent to evidence the continued applicability of the provisions of Article VIII.

Section 8.12 Indemnification. (a) Each Lender and Issuing Bank agrees (i) to reimburse each Agent, on demand, in the amount of its pro rata share (based on its Commitments hereunder (or if all such Commitments shall have expired or been terminated, in accordance with the respective principal amounts of its applicable outstanding Loans) or portion of outstanding Revolving L/C Disbursements owed to it, as applicable) of any reasonable expenses incurred for the benefit of the Lenders and the Issuing Banks by such Agent, including reasonable counsel fees and compensation of agents and employees paid for services rendered on behalf of the Lenders and the Issuing Banks, which shall not have been reimbursed by the Borrower and (ii) to indemnify and hold harmless each Agent and any of its directors, officers, employees or agents, on demand, in the amount of such pro rata share, from and against any and all liabilities, Taxes (other than any Taxes that represent losses, claims or damages arising from any non-Tax claim), obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against such Agent in its capacity as Administrative Agent or Collateral Agent, as applicable, or any of them in any way relating to or arising out of this Agreement or any other Loan Document or any action taken or omitted by it or any of them under this Agreement or any other Loan Document, to the extent the same shall not have been reimbursed by the Borrower; provided, that no Lender or Issuing Bank shall be liable to any Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements to the extent found in a final nonappealable judgment by a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of such Agent or any of its directors, officers, employees or agents.

(b) Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.04(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (b).

Section 8.13 Appointment of Supplemental Collateral Agents. (a) This Section 8.13 shall not in any way limit Section 8.05. It is the purpose of this Agreement and the other Loan Documents that there shall be no violation of any law of any jurisdiction denying or restricting the right of banking corporations or associations or other institutions to transact business as agent or trustee in such jurisdiction. It is recognized that in case of litigation under this Agreement or any of the other Loan Documents, and in particular in case of the enforcement of any of the Loan Documents, or in case the Collateral Agent deems that by reason of any present or future law of any jurisdiction it may not exercise any of the rights, powers or remedies granted herein or in any of the other Loan Documents or take any other action which may be desirable or necessary in connection therewith, it may be necessary that the Collateral Agent appoint an additional institution as a separate trustee, co-trustee, collateral agent, collateral sub-agent or collateral co-agent (any such additional individual or institution being referred to herein individually as a “Supplemental Collateral Agent” and collectively as “Supplemental Collateral Agents”).

(b) In the event that the Collateral Agent appoints a Supplemental Collateral Agent with respect to any Collateral, (i) each and every right, power, privilege or duty expressed or intended by this Agreement or any of the other Loan Documents to be exercised by or vested in or conveyed to the Collateral Agent with respect to such Collateral shall be exercisable by and vest in such Supplemental Collateral Agent to the extent, and only to the extent, necessary to enable such Supplemental Collateral Agent to exercise such rights, powers and privileges with respect to such Collateral and to perform such duties with respect to such Collateral, and every covenant and obligation contained in the Loan Documents and necessary to the exercise or performance thereof by such Supplemental Collateral Agent shall run to and be enforceable by either or both the Collateral Agent and/or such Supplemental Collateral Agent, and (ii) the provisions of this Article and of Section 9.05 that refer to the Administrative Agent, the Collateral Agent or the Agents shall inure to the benefit of such Supplemental Collateral Agent and all references therein to the Administrative Agent, the Collateral Agent or the Agents shall be deemed to be references to the Administrative Agent, the Collateral Agent or the Agents and/or such Supplemental Collateral Agent, as the context may require.

(c) Should any instrument in writing from any Loan Party be required by any Supplemental Collateral Agent so appointed by the Collateral Agent for more fully and certainly vesting in and confirming to it such rights, powers, privileges and duties, such Loan Party shall execute, acknowledge and deliver any and all such instruments promptly upon request by the Collateral Agent. In case any Supplemental Collateral Agent, or a successor thereto, shall die, become incapable of acting, resign or be removed, all the rights, powers, privileges and duties of such Supplemental Collateral Agent, to the extent permitted by law, shall vest in and be exercised by the Collateral Agent until the appointment of a new Supplemental Collateral Agent.

Section 8.14 Withholding. To the extent required by any applicable law, the Administrative Agent may withhold from any payment to any Lender or Issuing Bank an amount equivalent to any applicable withholding Tax. If any payment has been made to any Lender or Issuing Bank by the Administrative Agent without the applicable withholding Tax being withheld from such payment and the Administrative Agent has paid over the applicable withholding Tax to the Internal Revenue Service or any other Governmental Authority, or the Internal Revenue Service or any other Governmental Authority asserts a claim that the Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender or Issuing Bank because the appropriate form was not delivered or was not properly executed or because such Lender or Issuing Bank failed to notify the Administrative Agent of a change in circumstance which rendered the exemption from, or reduction of, withholding Tax ineffective or for any other reason, such Lender or Issuing Bank shall indemnify the Administrative Agent fully for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, including any penalties or interest and together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred.

Section 8.15 Enforcement. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against any Loan Party or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent or the Collateral Agent in accordance with Section 7.01 and the Security Documents for the benefit of all of the Lenders, the Issuing Banks or Secured Parties, as applicable; provided, that the foregoing shall not prohibit (a) the Administrative Agent or the Collateral Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent or Collateral Agent, as applicable) hereunder and under the other Loan Documents, (b) any Lender or Issuing Bank from exercising setoff rights in accordance with Section 9.06 (subject to the terms of Section 2.18(c)), or (c) any Lender or Issuing Bank from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any federal, state or foreign bankruptcy, insolvency, receivership or similar law; and provided, further, that if at any time there is no Person acting as the Administrative Agent or the Collateral Agent, as applicable, hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent or the Collateral Agent, as applicable, pursuant to Section 7.01 and the Security Documents, as applicable and (ii) in addition to the matters set forth in clauses (b) and (c) of the preceding proviso and subject to Section 2.18(c), any Lender or Issuing Bank may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders. For purposes of Section 8.10 and this Section 8.15, each Lender that is or becomes a Specified Swap Counterparty and/or Cash Management Bank is executing this Agreement in its capacity as both or each of a Lender, Specified Swap Counterparty and/or Cash Management Bank.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Notices. (a) All notices and other communications provided for herein shall be in writing and shall be delivered by hand, overnight courier service, mailed by certified or registered mail or sent by facsimile, as set forth on Schedule 9.01.

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided, that the foregoing shall not apply to service of process, or to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. Each of the Administrative Agent, the Collateral Agent and the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided, further, that approval of such procedures may be limited to particular notices or communications.

(c) All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand, overnight courier service, facsimile or (to the extent permitted by paragraph (b) above) electronic means prior to 5:00 p.m. (New York time) on a Business Day, or on the date five (5) Business Days after dispatch by certified or registered mail, if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01.

(d) Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

Section 9.02 Survival of Agreement. All covenants, agreements, representations and warranties made by the Borrower and each other Loan Party herein, in the other Loan Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders and each Issuing Bank and shall survive the making by the Lenders of the Loans, the execution and delivery of the Loan Documents and the issuance of the Letters of Credit, regardless of any investigation made by such Persons or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or Revolving L/C Disbursement or any Fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not been terminated. Without prejudice to the survival of any other agreements contained herein, indemnification and reimbursement obligations contained herein (including pursuant to Section 2.15, 2.17 and 9.05) shall survive the payment in full of the principal and interest hereunder, the expiration of the Letters of Credit and the termination of the Commitments or this Agreement.

Section 9.03 Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower and the Agents and when the Administrative Agent shall have received copies hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the Borrower, each Issuing Bank, the Agents and each Lender and their respective permitted successors and assigns.

Section 9.04 Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void), (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section, and (iii) no party hereto may assign or otherwise transfer its rights or obligations hereunder to a Defaulting Lender or its Affiliates. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section), the Lenders, the Agents, each Issuing Bank and, to the extent expressly contemplated hereby, the Related Parties of each of the Agents, each Issuing Bank, and the Lenders, and the Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A) the Borrower; provided, that no consent of the Borrower shall be required (x) (1) for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or a Federal Reserve Bank or a central bank or (2) if an Event of Default has occurred and is continuing any other assignee (provided, that, in the case of either of clauses (1) or (2), any liability of the Borrower to an assignee that is an Approved Fund or Affiliate of the assigning Lender under Section 2.15 or 2.17 shall be limited to the amount, if any, that would have been payable hereunder by the Borrower in the absence of such assignment) or (y) in the case of assignments made by any of the Joint Lead Arrangers, to the extent that such assignments by the Joint Lead Arrangers are made in the primary syndication to assignees to whom Borrower has consented for the relevant facility prior to the Closing Date; provided further that consent of the Borrower shall be deemed to be given if the Borrower does not approve or reject such assignment within seven (7) Business Days of receipt by the Borrower of notice of such proposed assignment;

(B) the Administrative Agent; provided, that no consent of the Administrative Agent shall be required for an assignment to a Person that is a Lender, an Affiliate of a Lender or an Approved Fund immediately prior to giving effect to such assignment; and

(C) in the case of any assignment of any Revolving Facility Commitment, to any Lender that was not previously a Lender or an Affiliate of a Lender, each Issuing Bank, the Borrower and the Administrative Agent provided that no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing.

(ii) Assignments shall be subject to the following additional conditions:

(A) the amount of the Commitment and/or Loans, as applicable, of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than U.S.$5.0 million and increments of U.S.$1.0 million in excess thereof unless the Borrower and the Administrative Agent otherwise consent; provided, that no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance;

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire, any tax documentation required by Section 2.17 and any other administrative information that the Administrative Agent may reasonably request;

(E) no such assignment shall be made to the Borrower or any other Loan Party or any of their respective Affiliates, or a Defaulting Lender;

(F) notwithstanding anything to the contrary herein, no such assignment shall be made to a natural person; and

(G) in connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent and each other Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

For purposes of this Section 9.04(b), the term “Approved Fund” shall have the following meaning:

“Approved Fund” shall mean any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered or managed by a Lender, an Affiliate of a Lender or an entity or an Affiliate of an entity that administers or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Acceptance the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender hereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Section 2.15, 2.16, 2.17 and 9.05, provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall not be effective as an assignment hereunder.

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and Revolving L/C Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Agents, each Issuing Bank and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, and by any Issuing Bank and any Lender as to its Commitments, Loans and Revolving L/C Disbursements only, as the case may be, at any reasonable time and from time to time upon reasonable prior notice.

(v) The parties to each assignment shall execute and deliver to, and for the account of, the Administrative Agent a processing and recordation fee in the amount of $3,500; provided, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, any administrative information reasonably requested by the Administrative Agent (unless the assignee shall already be a Lender hereunder), any written consent to such assignment required by paragraph (b) of this Section, and the processing and recordation fee referred to above (unless waived as set forth above), the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c) (i) Any Lender may, without the consent of the Borrower, the Administrative Agent or any Issuing Bank, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans and Revolving L/C Disbursements owing to it); provided, that (A) such Lender may not sell participations to the Borrower or any Affiliate of the Borrower, (B) such Lender’s obligations under this Agreement shall remain unchanged, (C) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (D) the Borrower, the Agents, each Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (E) such Lender shall, acting solely for this purpose as an agent of the Borrower, maintain a register (the “Participant Register”) on which it enters the name and address of each Participant and the principal amounts of each Participant’s interest in the Loans (or other rights or obligations) held by it, which entries shall be conclusive absent manifest error; provided, that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any participant or any information relating to a Participant’s interest in any Commitments, Loans, Letters of Credit or its other Obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other Obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations or is required by a Governmental Authority. Any agreement or instrument (oral or written) pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to exercise rights under and to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement and the other Loan Documents; provided, that (x) such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in Section 9.04(a)(i) or clause (i) through (vii) of the first proviso to Section 9.08(b) that affects such Participant and (y) no other agreement (oral or written) in respect of the foregoing with respect to such Participant may exist between such Lender and such Participant. Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits (and subject to the requirements and limitations) of Section 2.15, 2.16 and 2.17 to the same extent as if it were the Lender from whom it obtained its participation and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.06 as though it were a Lender, provided, that such Participant agrees to be subject to Section 2.18(c) as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 2.15, 2.16 or 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent (which shall not be unreasonably withheld or delayed) and the Borrower may withhold its consent if a Participant would be entitled to require greater payment than the applicable Lender under such Sections. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.17 to the extent such Participant fails to comply with Section 2.17(e) as though it were a Lender.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement and its promissory note, if any, to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or central bank having jurisdiction over such Lender, and this Section shall not apply to any such pledge or assignment of a security interest; provided, that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto, and any such pledgee (other than a pledgee that is the Federal Reserve Bank or central bank) shall acknowledge in writing that its rights under such pledge are in all respects subject to the limitations applicable to the pledging Lender under this Agreement or the other Loan Documents.

Section 9.05 Expenses; Indemnity. (a) The Borrower agrees to pay all reasonable and documented out-of-pocket expenses incurred by the Agents, the Joint Lead Arrangers and their respective Affiliates in connection with the preparation of this Agreement and the other Loan Documents, or by the Agents, the Joint Lead Arrangers and their respective Affiliates in connection with the syndication of the Commitments or the administration of this Agreement (including expenses incurred in connection with due diligence and initial and ongoing Collateral examination to the extent incurred with the reasonable prior approval of the Borrower and the reasonable and documented fees, disbursements and charges of Latham & Watkins, LLP and for no more than one counsel in any relevant jurisdiction) or in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the Transactions hereby contemplated shall be consummated) or incurred by the Agents, the Joint Lead Arrangers and their respective Affiliates or any Lender in connection with the enforcement or protection of their rights in connection with this Agreement and the other Loan Documents, in connection with the Loans made or the Letters of Credit issued hereunder, including the reasonable fees, charges and disbursements of Latham & Watkins LLP, special New York counsel for the Agents and the Joint Lead Arrangers, and, in connection with any such enforcement or protection, the reasonable fees, charges and disbursements of any other counsel; provided, that, absent any conflict of interest, the Agents, the Joint Lead Arrangers and the Lenders shall not be entitled to indemnification for the reasonable and documented fees, charges or disbursements of more than one counsel in each jurisdiction; provided however that in the event of a conflict of interest, the affected Agent, Joint Lead Arranger or Lender, as applicable, shall be entitled to indemnification for the reasonable and documented fees, charges or disbursements of one additional counsel.

(b) The Borrower agrees to indemnify the Agents, the Joint Lead Arrangers, each Issuing Bank, each Lender and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all liabilities, obligations, losses, damages, penalties, actions, judgments and suits of any kind and all related costs, expenses or disbursements, including reasonable and documented counsel fees, charges and disbursements, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery of the Commitment Letter, this Agreement or any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto and thereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated hereby or thereby, (ii) the use of the proceeds of the Loans or the use of any Letter of Credit or (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not the Borrower, its Subsidiaries, its equity holders, its creditors, any Indemnitee or any third party initiated or is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a final, non-appealable judgment in a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnitee (treating, for this purpose only, any Agent, any Joint Lead Arranger, any Issuing Bank, any Lender and any of their respective Related Parties as a single Indemnitee). Subject to and without limiting the generality of the foregoing sentence, the Borrower agrees to indemnify each Indemnitee against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable and documented counsel or consultant fees, charges and disbursements, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (A) any Environmental Event or Environmental Claim related in any way to the Borrower or any of its Subsidiaries, or (B) any actual or alleged presence, Release or threatened Release of Hazardous Materials at, under, on or from any Real Property currently or formerly owned, leased or operated by the Borrower or any of its Subsidiaries or by any predecessor of the Borrower or any of its Subsidiaries, or any property at which the Borrower or any of its Subsidiaries has sent Hazardous Materials for treatment, storage or disposal, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or any of its Related Parties or would have arisen as against the Indemnitee regardless of this Agreement or any other Loan Document or any Borrowings hereunder. In no event shall any Indemnitee be liable to any Loan Party for any consequential, indirect, special or punitive damages. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee as determined in a final, non-appealable judgment of a court of competent jurisdiction. The provisions of this Section 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Obligations, the invalidity or unenforceability of any term or provision of the Commitment Letter, this Agreement or any other

Loan Document, or any investigation made by or on behalf of any Agent, any Issuing Bank, any Joint Lead Arranger or any Lender. All amounts due under this Section 9.05 shall be payable within fifteen (15) days of written demand therefor accompanied by reasonable backup documentation with respect to any reimbursement, indemnification or other amount requested.

(c) This Section 9.05 shall not apply to Taxes which are indemnified pursuant to Section 2.17.

Section 9.06 Right of Set-off. If an Event of Default shall have occurred and be continuing, each Lender and each Issuing Bank is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender or such Issuing Bank to or for the credit or the account of any Loan Party or any other Subsidiary that is not a Foreign Subsidiary, against any and all obligations of the Loan Parties, now or hereafter existing under this Agreement or any other Loan Document held by such Lender or such Issuing Bank, irrespective of whether or not such Lender or such Issuing Bank shall have made any demand under this Agreement or such other Loan Document and although the obligations may be unmatured. The rights of each Lender and each Issuing Bank under this Section 9.06 are in addition to other rights and remedies (including other rights of set-off) that such Lender or such Issuing Bank may have.

Section 9.07 Applicable Law. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN LETTERS OF CREDIT AND AS EXPRESSLY SET FORTH IN OTHER LOAN DOCUMENTS) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

Section 9.08 Waivers; Amendment. (a) No failure or delay of the Agents, any Issuing Bank or any Lender in exercising any right or power hereunder or under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agents, each Issuing Bank and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrower or any other Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrower or any other Loan Party in any case shall entitle such Person to any other or further notice or demand in similar or other circumstances.

(b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (x) in the case of this Agreement,

pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders (or the Administrative Agent with the consent of the Required Lenders) and (y) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by each party thereto and the Collateral Agent and consented to by the Required Lenders; provided, that no such agreement shall

(i) decrease or forgive the principal amount of, or extend the final maturity of, or decrease the rate of interest on, any Loan or any Revolving L/C Disbursement, without the prior written consent of each Lender directly affected thereby; provided, that any amendment to the financial covenant definitions in this Agreement shall not constitute a reduction in the rate of interest for purposes of this clause (i) or otherwise;

(ii) increase or extend the Commitment of any Lender or decrease the Commitment Fees, Revolving L/C Participation Fees, the other Fees or any other fees payable to any Lender without the prior written consent of such Lender (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default shall not constitute an increase in the Commitments of any Lender);

(iii) extend any date on which payment of interest on any Loan, Revolving L/C Disbursement or any Fees is due, without the prior written consent of each Lender adversely affected thereby;

(iv) change the order of application of any amounts from the application thereof set forth in the applicable provisions of Section 2.18(b), Section 2.18(c) or Section 9.23 or change any provision hereof that establishes the pro rata treatment among the Lenders in a manner that would by such change alter the pro rata sharing or other pro rata treatment of the Lenders, without the prior written consent of each Lender adversely affected thereby; provided, that a change in any Lender’s Revolving Facility Percentage resulting from an increase in the Revolving Facility Commitments pursuant to Section 2.20 shall be permitted pursuant to the procedures set forth in such Section 2.20;

(v) extend the stated expiration date of any Letter of Credit beyond the Maturity Date, without the prior written consent of each Lender directly affected thereby;

(vi) amend or modify the provisions of this Section, Section 2.22(b) or Section 2.22(c) or the definition of the term “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the prior written consent of each Lender adversely affected thereby (it being understood that, with the consent of the Required Lenders; additional extensions of credit pursuant to this Agreement may be included in the determination of the Required Lenders on substantially the same basis as the Loans and Commitments are included on the Closing Date);

(vii) release all or substantially all the Collateral or release all or substantially all of the value of the Guarantees of the Guarantors without the prior written consent of each Lender and Issuing Bank; and

(viii) amend, modify or waive this Agreement or any Security Document so as to alter the ratable treatment of Obligations arising under the Loan Documents and Obligations arising under Secured Swap Agreements or the definition of “Specified Swap Counterparty,” “Swap Agreement,” “Secured Swap Agreements,” “Obligations,” or “Secured Obligations” (as defined in any applicable Security Document) in each case in a manner adverse to any Specified Swap Counterparty with Obligations then outstanding without the written consent of any such Specified Swap Counterparty, provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Collateral Agent or an Issuing Bank hereunder or under the other Loan Documents without the prior written consent of such Administrative Agent, Collateral Agent or Issuing Bank, as applicable. Each Lender shall be bound by any waiver, amendment or modification authorized by this Section 9.08 and any consent by any Lender pursuant to this Section 9.08 shall bind any assignee of such Lender.

(c) Without the consent of any Lender or Issuing Bank, the Loan Parties and the Administrative Agent and/or Collateral Agent may (in their respective sole discretion, or shall, to the extent required by any Loan Document) enter into any amendment, modification or waiver of any Loan Document, or enter into any new agreement or instrument, to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties, or as required by local law to give effect to, or protect any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable law.

(d) Notwithstanding the foregoing, (i) technical and conforming modifications to the Loan Documents may be made with the consent of the Borrower and the Administrative Agent to the extent necessary to integrate any Incremental Commitments on the terms and conditions provided for in Section 2.20 and (ii) any Loan Document may be amended, modified, supplemented or waived with the written consent of the Administrative Agent and the Borrower without the need to obtain the consent of any Lender if such amendment, modification, supplement or waiver is executed and delivered in order to cure an ambiguity, omission, mistake or defect in such Loan Document; provided, that in connection with this clause (ii), in no event will the Administrative Agent be required to substitute its judgment for the judgment of the Lenders or the Required Lenders, and the Administrative Agent may in all circumstances seek the approval of the Required Lenders, the affected Lenders or all Lenders in connection with any such amendment, modification, supplement or waiver.

Section 9.09 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges that are treated as interest under applicable law

(collectively, the “Charges”), as provided for herein or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender or any Issuing Bank, shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable hereunder, together with all Charges payable to such Lender or such Issuing Bank, shall be limited to the Maximum Rate, provided, that such excess amount shall be paid to such Lender or such Issuing Bank on subsequent payment dates to the extent not exceeding the legal limitation.

Section 9.10 Entire Agreement. This Agreement, the other Loan Documents and the agreements regarding certain Fees referred to herein constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among or representations from the parties or their Affiliates with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents. Notwithstanding the foregoing, the Fee Letter shall survive the execution and delivery of this Agreement and remain in full force and effect. Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

Section 9.11 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12 Severability. In the event any one or more of the provisions contained in this Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 9.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute but one contract, and shall become effective as provided in Section 9.03. Delivery of an executed counterpart to this Agreement by facsimile transmission or an electronic transmission of a PDF copy thereof shall be as effective as delivery of a manually signed original. Any such delivery shall be followed promptly by delivery of the manually signed original.

Section 9.14 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

Section 9.15 Jurisdiction; Consent to Service of Process. (a) Each of the Borrower, the Agents, each Issuing Bank and the Lenders hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. The Borrower further irrevocably consents to the service of process in any action or proceeding in such courts by the mailing thereof by any parties thereto by registered or certified mail, postage prepaid, to the Borrower at the address specified for the Loan Parties in Section 9.01. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement (other than Section 8.09) shall affect any right that any Lender or any Issuing Bank may otherwise have to bring any action or proceeding relating to this Agreement or the other Loan Documents against the Borrower or any Loan Party or their properties in the courts of any jurisdiction.

(b) Each of the Borrower, the Agents, each Issuing Bank and the Lenders hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Loan Documents in any New York State or federal court sitting in New York County. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Section 9.16 Confidentiality. Each of the Lenders, each of the Issuing Banks, each of the Agents and each other Person party hereto agrees that it shall maintain in confidence any information relating to the Borrower and its Subsidiaries and their respective Affiliates furnished to it by or on behalf of the Borrower or the other Loan Parties or such Subsidiary or Affiliate (other than information that

(x) has become generally available to the public other than as a result of a disclosure by such party in breach of this Agreement, (y) has been independently developed by such Lender, such Issuing Bank or such Agent without violating this Section 9.16 or (z) was available to such Lender, such Issuing Bank or such Agent from a third party having, to such Person’s actual knowledge, no obligations of confidentiality to the Borrower or any of its Subsidiaries or any such Affiliate) and shall not reveal the same other than to its directors, trustees, officers, agents, employees, counsel and advisors with a need to know or to any Person that approves or administers the Loans on behalf of such Lender or Issuing Bank (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section 9.16), except: (i) to the extent necessary to comply with law or any legal process or the regulatory or supervisory requirements of any Governmental Authority (including bank examiners), the National Association of Insurance Commissioners or of any securities exchange on which securities of the disclosing party or any Affiliate of the disclosing party are listed or traded, (ii) as part of reporting or review procedures to Governmental Authorities (including bank examiners) or the National Association of Insurance Commissioners, (iii) to its parent companies, Affiliates or auditors (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section 9.16), (iv) to any Issuing Bank, any Joint Lead Arranger, any Agent, any other Lender or any other Person party hereto, (v) in connection with the exercise of any remedies under any Loan Document or in order to enforce its rights under any Loan Document in a legal proceeding, (vi) to any prospective assignee of, or prospective Participant in, any of its rights under this Agreement (so long as such Person shall have been instructed to keep the same confidential in accordance with this Section 9.16 or on terms at least as restrictive as those set forth in this Section 9.16), (vii) to any direct or indirect contractual counterparty in Swap Agreements or such contractual counterparty’s professional advisor (so long as each such contractual counterparty agrees to be bound by the provisions of this Section 9.16 or on terms at least as restrictive as those set forth in Section 9.16 and each such professional advisor shall have been instructed to keep the same confidential in accordance with this Section 9.16) and (viii) to any credit insurance provider relating to the Borrower and its Obligations (so long as such Person shall have been instructed to keep the same confidential in accordance with this Section 9.16 or on terms at least as restrictive as those set forth in this Section 9.16). If a Lender, an Issuing Bank or an Agent is requested or required to disclose any such information (other than to its bank examiners and similar regulators, or to internal or external auditors) pursuant to or as required by law or legal process or subpoena, then, to the extent reasonably practicable unless prohibited from doing so, it shall give prompt notice thereof to the Borrower so that the Borrower may seek an appropriate protective order and such Lender, Issuing Bank or Agent will cooperate with the Borrower (or the applicable Subsidiary or Affiliate) in seeking such protective order.

Section 9.17 Communications. (a) Delivery. (i) Each Loan Party hereby agrees that it will use all reasonable efforts to provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to this Agreement and any other Loan Document, including, without limitation, all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (A) relates to a request for a new, or a conversion of an existing, borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (B) relates to the payment of any principal or other amount due under this Agreement prior to 5:00 p.m., New York time on the scheduled Business Day therefor, (C) provides notice of any Default or Event of Default under this Agreement or (D) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any borrowing or other extension of credit hereunder (all such non-excluded communications collectively, the “Communications”), by transmitting the Communications in an electronic/soft medium in a format reasonably acceptable to the Administrative Agent at the address referenced in Schedule 9.01. Nothing in this Section 9.17 shall prejudice the right of the Agents, the Joint Lead Arrangers, any Lender, each Issuing Bank or any Loan Party to give any notice or other communication pursuant to this Agreement or any other Loan Document in any other manner specified in this Agreement or any other Loan Document.

(ii) Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform (as defined below) received by it prior to 5:00 p.m., New York time on a Business Day shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents. Each Lender agrees (A) to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e-mail address to which the foregoing notice may be sent by electronic transmission and (B) that the foregoing notice may be sent to such e-mail address.

(b) Posting. Each Loan Party further agrees that the Administrative Agent may make the Communications available to the Lenders by posting the Communications on Intralinks or a substantially similar electronic transmission system (the “Platform”). The Borrower hereby acknowledges that (i) the Administrative Agent and/or the Joint Lead Arrangers will make available to the Lenders materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on the Platform and (ii) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to the Borrower or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. The Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, the Joint Lead Arrangers, each Issuing Bank and the Lenders to treat such Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to the Borrower or its Affiliates or their respective securities for purposes of United States federal and state securities laws; (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information;” and (z) the Administrative Agent and the Joint Lead Arranger shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.” Notwithstanding the foregoing, the Borrower shall not be under any obligation to mark any Borrower Materials “PUBLIC” to the extent the Borrower determines that such Borrower Materials contain material non-public information with respect to the Borrower or its Affiliates or their respective securities for purposes of United States federal and state securities laws.

(c) Designee. Each Lender acknowledges that circumstances may arise that require it to refer to information that might contain material non-public information. Accordingly, each Lender agrees that it will nominate at least one designee to receive such information (including material non-public information) on its behalf and identify such designee (including such designee’s contact information) on such Lender’s Administrative Questionnaire. Each Lender agrees to notify the Administrative Agent from time to time of such Lender’s designee’s e-mail address to which notice of the availability of material non-public information may be sent by electronic transmission.

(d) Platform. The Platform is provided “as is” and “as available.” The Agent Parties (as defined below) do not warrant the accuracy or completeness of the Communications, or the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including, without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Administrative Agent, the Collateral Agent or any of its or their affiliates or any of their respective officers, directors, employees, agents advisors or representatives (collectively, “Agent Parties”) have any liability to the Loan Parties, any Lender or Issuing Bank or any other Person or entity for damages of any kind, including, without limitation, direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of any Loan Party’s or the Administrative Agent’s or the Collateral Agent’s transmission of communications through the internet, except to the extent the liability of any Agent Party is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Agent Party’s gross negligence or willful misconduct.

Section 9.18 Release of Liens and Guarantees. In the event that any Loan Party conveys, sells, leases, assigns, transfers or otherwise disposes of all or any portion of its assets (including the Equity Interests of any of its Subsidiaries) to a Person that is not (and is not required to become) a Loan Party in a transaction not prohibited by the Loan Documents, the Liens on such assets and the guarantee obligations of any Subsidiary conveyed, sold, leased, assigned, transferred or otherwise disposed, in each case, shall automatically be released without any further action by the Loan Party, any Agent, any Joint Lead Arranger or any Lender, and each of the Administrative Agent and the Collateral Agent shall promptly (and the Lenders hereby authorize the Administrative Agent and the Collateral Agent to) take such action and execute any such documents as may be reasonably requested by the Borrower and at the Borrower’s sole cost and expense to evidence the release of any Liens created by any Loan Document in respect of such Equity Interests or assets that are the subject of such disposition and to release any guarantees of the Obligations. Any representation, warranty or covenant contained in any Loan Document relating to any such Equity Interests or assets shall no longer be deemed to be made once such Equity Interests or assets are so conveyed, sold, leased, assigned, transferred or disposed of. Except with respect to any indemnity or other provision set forth in any Security Document which is expressly stated to survive termination thereof, the Security Documents, the guarantees made therein, the Security Interest (as defined therein) and all other security interests granted thereby shall automatically terminate, and each Loan Party shall automatically be released from its obligations thereunder and the security interests in the Collateral granted by any Loan Party shall be automatically released, when all the Obligations are paid in full in cash and Commitments are terminated (other than (A) contingent indemnification obligations, (B) obligations and liabilities under Secured Cash Management Agreements and Secured Swap Agreements and (C) obligations and liabilities under Letters of Credit as to which arrangements satisfactory to the Issuing Banks shall have been made). At such time, the Administrative Agent and the Collateral Agent agree to take such actions as are reasonably requested by the Borrower at the Borrower’s expense to evidence and effectuate such termination and release of the guarantees, Liens and security interests created by the Loan Documents. The foregoing shall not alter in any way the obligation of the Borrower or any other Loan Party to apply, or subject to the Lien under a Security Document, the Net Proceeds received from any such conveyance, sale, lease, assignment, transfer or disposal, as set forth in this Agreement.

Section 9.19 U.S.A. PATRIOT Act and Similar Legislation. Each Lender and Issuing Bank hereby notifies each Loan Party that pursuant to the requirements of the U.S.A. PATRIOT Act and similar legislation, as applicable, it is required to obtain, verify and record information that identifies the Loan Parties, which information includes the name and address of each Loan Party and other information that will allow the Lenders to identify such Loan Party in accordance with such legislation. Each Loan Party agrees to furnish such information promptly upon request of a Lender. Each Lender shall be responsible for satisfying its own requirements in respect of obtaining all such information.

Section 9.20 Judgment. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder in one currency into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first mentioned currency with such other currency at the Administrative Agent’s office on the Business Day preceding that on which final judgment is given.

Section 9.21 Pledge and Guarantee Restrictions. Notwithstanding any provision of this Agreement or any other Loan Document to the contrary (including any provision that would otherwise apply notwithstanding other provisions or that is the beneficiary of other overriding language):

(a) (i) no more than 65% of the issued and outstanding voting Equity Interests of (x) any Foreign Subsidiary of the Borrower or (y) any Subsidiary of the Borrower, substantially all of which Subsidiary’s assets consist of the Equity Interests in “controlled foreign corporations” under Section 957 of the Code, shall be pledged or similarly hypothecated to guarantee, secure or support any Obligation of any Loan Party;

(b) no Foreign Subsidiary, other than an Applicable Foreign Subsidiary, shall guarantee or support any Obligation of the Borrower;

(c) any guarantee provided by any Domestic Subsidiary of the Borrower, substantially all of whose assets consist of the Equity Interests in “controlled foreign corporations” under Section 957 of the Code shall be without recourse to the 35% of the issued and outstanding voting Equity Interests held by such Domestic Subsidiary in Foreign Subsidiaries which, pursuant to clause (a)(i) above, are not required to be pledged by such Domestic Subsidiary; and

(d) no Subsidiary shall guarantee or support any Obligation of any Loan Party if and to the extent that such guarantee or support would contravene the Agreed Security Principles.

The parties hereto agree that any pledge, guaranty or security or similar interest made or granted in contravention of this Section 9.21 shall be void ab initio, but only to the extent of such contravention.

Section 9.22 No Fiduciary Duty. Each Agent, each Lender, each Issuing Bank and their respective Affiliates (collectively, solely for purposes of this paragraph, the “Lenders”), may have economic interests that conflict with those of the Borrower and the other Loan Parties. The Borrower hereby agrees that subject to applicable law, nothing in the Loan Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Lenders and the Loan Parties, their equity holders or their Affiliates. The Borrower hereby acknowledges and agrees that (i) the transactions contemplated by the Loan Documents are arm’s-length commercial transactions between the Lenders, on the one hand, and the Loan Parties, on the other, (ii) in connection therewith and with the process leading to such transaction none of the Lenders is acting as the agent or fiduciary of any Loan Party, its management, equity holders, creditors or any other person, (iii) no Lender has assumed an advisory or fiduciary responsibility in favor of any Loan Party with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Lender or any of its Affiliates has advised or is currently advising such Loan Party on other matters) or any other obligation to any Loan Party except the obligations expressly set forth in the Loan Documents, (iv) the Borrower and each other Loan Party has consulted its own legal and financial advisors to the extent it has deemed appropriate and (v) the Lenders may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates and no Lender has an obligation to disclose any such interests to the Borrower or its Affiliates. The Borrower further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto.

Section 9.23 Application of Funds. After the exercise of remedies provided for in Section 7.01 (or after the Loans have automatically become immediately due and payable), any amounts received by the Administrative Agent from the Collateral Agent pursuant to any Security Document and any other amounts received by the Administrative Agent on account of the Loan Document Obligations shall be applied by the Administrative Agent in the following order:

(a) First, to payment of that portion of the Loan Document Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Joint Lead Arrangers, the Administrative Agent and the Collateral Agent) payable to the Joint Lead Arrangers, the Administrative Agent and the Collateral Agent in their respective capacities as such;

(b) Second, to payment of that portion of the Loan Document Obligations constituting fees, indemnities and other amounts (other than principal, interest and Revolving L/C Participation Fees) payable to the Lenders and the Issuing Banks (including fees, charges and disbursements of counsel to the respective Lenders and the Issuing Banks) arising under the Loan Documents, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

(c) Third, to payment of that portion of the Loan Document Obligations constituting accrued and unpaid Revolving L/C Participation Fees and interest on the Loans, Revolving L/C Exposure and other Obligations arising under the Loan Documents, ratably among the Lenders and the Issuing Banks in proportion to the respective amounts described in this clause Third payable to them;

(d) Fourth, to payment of that portion of the Loan Document Obligations constituting unpaid principal of the Loans, Revolving L/C Reimbursement Obligations, payments for early termination (and any other unpaid amount then due and owing under any Secured Swap Agreement) owed to a Person that is a Specified Swap Counterparty at the time such Person entered into such Secured Swap Agreement, all obligations then due and owing under any Secured Bilateral Letter of Credit Reimbursement Agreements (including any amounts, if any, required to cash collateralize any Secured Bilateral Letters of Credit in accordance with the terms of each such Secured Bilateral Letter of Credit Reimbursement Agreement) and amounts owed pursuant to any Secured Cash Management Agreement to a Cash Management Bank, ratably among the Lenders, the Issuing Banks, Specified Swap Counterparties, the Secured Bilateral Letter of Credit Providers, and Cash Management Banks in proportion to the respective amounts described in this clause Fourth held by them; provided that, with respect to Secured Swap Agreements relating to commodities and Secured Bilateral Letter of Credit Providers, such Specified Swap Counterparties and Secured Bilateral Letter of Credit Providers shall in no event be entitled to receive an aggregate amount under this Section 9.23(d) at any time in excess of the greater of (x) U.S.$25.0 million in the aggregate and (y) an amount equal to one half of the Borrower’s EBITDA for the most recently ended Test Period for which financial statements have been delivered (the greater of such amount, the “Maximum Shared Amount”) or, with respect to Secured Swap Agreements relating to commodities of any particular Specified Swap Counterparty, in excess of the maximum amount then designated in the Swap Collateral Sharing Acknowledgement to which it is a party or as to all Specified Swap Counterparties, U.S.$15.0 million in the aggregate or, with respect to Secured Bilateral Letter of Credit Reimbursement Agreements of any particular Secured Bilateral Letter of Credit Provider, in excess of the maximum amount then designated in the Secured Bilateral Letter of Credit Collateral Sharing Acknowledgement; provided, further, that any Specified Swap Counterparty that has received any other collateral to support the Loan Document Obligations under such Secured Swap Agreements relating to commodities shall first exhaust such collateral prior to seeking payment pursuant to this clause Fourth;

(e) Fifth, to payment of any other unpaid amount then due and owing under any Secured Swap Agreements relating to commodities ratably among the Specified Swap Counterparties that are counterparties thereto;

(f) Sixth, to the Administrative Agent for the account of the Issuing Banks, to cash collateralize that portion of Revolving L/C Exposure comprised of the aggregate undrawn amount of Letters of Credit; and

(g) Last, the balance, if any, after all of the Loan Document Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by law.

Subject to Section 2.05(j), amounts used to cash collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Sixth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as cash collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in the order set forth above.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ROSE ROCK MIDSTREAM, L.P.,
as Borrower

By:	Rose Rock Midstream GP, LLC, its General Partner

	By:	/s/ Deborah S. Fleming
Name: Deborah S. Fleming
Title: Vice President and Treasurer

Rose Rock Midstream, L.P. Credit Agreement

THE ROYAL BANK OF SCOTLAND PLC,
as Lender, Joint Lead Arranger, Joint Bookrunner, Administrative Agent and Collateral Agent

By:	/s/ Sanjay Remond
Name: Sanjay Remond
Title: Authorized Signatory

Rose Rock Midstream, L.P. Credit Agreement

BARCLAYS BANK PLC, as Lender and Issuer

By:	/s/ Michael Mozer
Name: Michael Mozer
Title: Vice President

Rose Rock Midstream, L.P. Credit Agreement

CITIGROUP GLOBAL MARKETS INC., as Joint Lead Arranger and Joint Bookrunner

By:	/s/ John F. Miller
Name: John F. Miller
Title: Attorney-in-Fact

Rose Rock Midstream, L.P. Credit Agreement

CITIBANK, N.A., as Lender

By:	/s/ Todd J. Mogil
Name: Todd J. Mogil
Title: Vice President

Rose Rock Midstream, L.P. Credit Agreement

DEUTSCHE BANK AG NEW YORK BRANCH as Lender, Joint Lead Arranger and Joint Bookrunner

By:	/s/ Chris Chapman
Name: Chris Chapman
Title: Director

Rose Rock Midstream, L.P. Credit Agreement

THE BANK OF NOVA SCOTIA, as Lender, Joint Lead Arranger and Joint Bookrunner

By:	/s/ John Frazell
Name: John Frazell
Title: Director

Rose Rock Midstream, L.P. Credit Agreement

CADENCE BANK, N.A., as Lender and Co-Agent

By:	/s/ William W. Brown
Name: William W. Brown
Title: Senior Vice President

Rose Rock Midstream, L.P. Credit Agreement

UBS LOAN FINANCE LLC, as Lender

By:	/s/ Irja R. Otsa	/s/ Christopher Gomes
	Name: Irja R. Otsa	Christopher Gomes
	Title: Associate Director	Associate Director

Rose Rock Midstream, L.P. Credit Agreement

UBS Securities LLC, as Co-Agent

By:	/s/ Irja R. Otsa	/s/ Christopher Gomes
	Name: Irja R. Otsa	Christopher Gomes
	Title: Associate Director	Associate Director

Rose Rock Midstream, L.P. Credit Agreement

AMEGY BANK N.A., as Lender

By:	/s/ David T. Helffrich, III
Name: David T. Helffrich, III
Title: Vice President

Rose Rock Midstream, L.P. Credit Agreement

NATIXIS, as Lender

By:	/s/ Louis P. Laville, III
Name: Louis P. Laville, III
Title: Managing Director

By:	/s/ Daniel Payer
Name: Daniel Payer
Title: Managing Director

Rose Rock Midstream, L.P. Credit Agreement

Schedule 2.01

Commitments

Lender	Allocation	Revolving L/C Commitment[1]
Amegy Bank N.A.	$15,000,000	$0
Barclays Bank plc	$19,000,000	$19,000,000
Cadence Bank, N.A.	$19,000,000	$0
Citibank, N.A.	$19,000,000	$0
Deutsche Bank AG New York Branch	$19,000,000	$0
Natixis	$2,000,000	$0
The Bank of Nova Scotia	$19,000,000	$0
The Royal Bank of Scotland plc	$19,000,000	$0
UBS Loan Finance LLC	$19,000,000	$0

Total	$150,000,000	$19,000,000

[1]

Other Revolving L/C Commitments expected to be put in place prior to the Closing Date subject to agreement among the Borrower and the relevant Lender and notice to, and the reasonable satisfaction of, the Administrative Agent, in accordance with Section 2.05(k) of the Credit Agreement.

Schedule 9.01

Notice Addresses of

Borrower, Administrative Agent,

Issuing Banks and Lenders

If to:	Address

Rose Rock Midstream, L.P., in its capacity as the Borrower

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Attention: Deborah Fleming

Telephone: (918) 524-8100

Fax: (918) 524-8687

DFleming@semgroupcorp.com

with a copy to:

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Attention: Candice Cheeseman, General Counsel

Telephone: (918) 524-8100

Fax: (918) 524-8687

ccheeseman@semgroupcorp.com

with a copy to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue,

New York, NY 10166

Attention: Darius Mehraban

Telephone: (212) 351-2428

Fax: (212) 351-5270

DMehraban@gibsondunn.com

If to:	Address
The Royal Bank of Scotland plc, in its capacity as the Administrative Agent, Collateral Agent and Lender

RBS Global Banking & Markets

RBS Americas HQ,

600 Washington Boulevard,

Stamford, CT 06901, USA

Mail Code: CCS110

Attention: John Ferrante

Telephone: (203) 897-7623

Fax: (203) 873-5300

gbmnaagency@rbs.com

with copy to:

The Royal Bank of Scotland plc

Attention: Sanjay Remond

600 Travis St., Suite 6500

Houston, TX 77002

with second copy to: gbmnaagency@rbs.com

The Bank of Nova Scotia	[[ ] with copy to: [ ] ][2]

Barclays Bank plc	[[ ] with copy to: [ ]][3]

Cadence Bank, N.A.	[[ ] with copy to: [ ]][4]

Citibank, N.A.	[[ ] with copy to: [ ]][5]

[2]	The Bank of Nova Scotia to provide.
[3]	Barclays to provide.
[4]	Cadence to provide.
[5]	Citibank to provide.

If to:	Address
Deutsche Bank AG New York Branch	[[ ] with copy to: [ ]][6]

Natixis	[[ ] with copy to: [ ]][7]

The Bank of Nova Scotia	[[ ] with copy to: [ ]][8]

UBS Loan Finance LLC	[[ ] with copy to: [ ]][9]

[6]	DB to provide.
[7]	Natixis to provide.
[8]	The Bank of Nova Scotia to provide.
[9]	UBS to provide.